DREYFUS FOUNDERS FUNDS, INC.
CLASS A, CLASS B, CLASS C, CLASS F, CLASS R AND CLASS T SHARES

STATEMENT OF ADDITIONAL INFORMATION

May 1, 2005

This Statement of Additional Information ("SAI") relates to the ten investment portfolios (the "Funds") of Dreyfus Founders Funds, Inc. (the "Company"):

Dreyfus Founders Balanced Fund
Dreyfus Founders Discovery Fund
Dreyfus Founders Equity Growth Fund
Dreyfus Founders Government Securities Fund
Dreyfus Founders Growth Fund
Dreyfus Founders International Equity Fund
Dreyfus Founders Mid-Cap Growth Fund
Dreyfus Founders Money Market Fund
Dreyfus Founders Passport Fund
Dreyfus Founders Worldwide Growth Fund

This SAI, which is not a prospectus, supplements and should be read in conjunction with the Company's current Prospectuses, each dated May 1, 2005, as they may be revised from time to time. To obtain a copy of the Company's Prospectuses for its Class A, Class B, Class C, Class R and Class T shares of any one or more of the Funds, please write to the Company at 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144, visit www.dreyfus.com, or call one of the following numbers:

>   Call Toll Free 1-800-554-4611
>   In New York City -- Call 718-895-1206
>   Outside the U.S. -- Call 516-794-5452

To obtain a copy of the Company's Prospectus for its Class F shares of any one or more of the Funds, please write to the Company at 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144, visit www.founders.com, or call 1-800-525-2440.

Financial Statements

The Funds' audited financial statements and accompanying notes for the fiscal year ended December 31, 2004, and the reports of PricewaterhouseCoopers LLP, the Funds' independent registered public accounting firm, with respect to such financial statements, appear in the Funds' 2004 annual reports and are incorporated by reference in this SAI. The Funds' annual reports contain additional performance information and are available without charge by calling any of the telephone numbers shown above.

TABLE OF CONTENTS

DREYFUS FOUNDERS FUNDS, INC.

The Company is registered with the Securities and Exchange Commission ("SEC") as an open-end management investment company, known as a mutual fund. The Company was incorporated on June 19, 1987 under the laws of the State of Maryland.

All of the Company's series Funds are diversified portfolios. This means that, with respect to at least 75% of a Fund's total assets, the Fund will not invest more than 5% of its total assets in the securities of any single issuer nor hold more than 10% of the outstanding voting securities of any single issuer (other than, in each case, securities of other investment companies, and securities issued or guaranteed by the U.S. government, its agencies or instrumentalities). A Fund may not change its status from a diversified portfolio to a non-diversified portfolio without approval by the holders of a majority, as defined in the Investment Company Act of 1940 (the "1940 Act"), of such Fund's outstanding voting shares.

On February 22, 2002, Dreyfus Founders Focus Fund was merged into Dreyfus Founders Growth Fund. On December 22, 2004, Dreyfus Founders Growth and Income Fund changed its name to Dreyfus Founders Equity Growth Fund.

Founders Asset Management LLC ("Founders") serves as each Fund's investment adviser.

Dreyfus Service Corporation (the "Distributor") is the distributor of each Fund's shares.

INVESTMENT OBJECTIVES AND RESTRICTIONS

The investment objective of each Fund is fundamental and may not be changed, as to a Fund, without approval by the holders of a majority, as defined in the 1940 Act, of such Fund's outstanding voting shares. The investment objective of each Fund is set forth below:

Fund	Investment Objective
Balanced	Current income and capital appreciation
Discovery	Capital appreciation
Equity Growth	Long-term growth of capital and income

Fund	Investment Objective
Government Securities	Current income
Growth	Long-term growth of capital
International Equity	Long-term growth of capital
Mid-Cap Growth	Capital appreciation
Money Market	Maximum current income consistent with the preservation of capital and liquidity
Passport	Capital appreciation
Worldwide Growth	Long-term growth of capital

In addition, each Fund has adopted investment restrictions numbered 1 through 7 below as fundamental policies. These restrictions cannot be changed, as to a Fund, without approval by the holders of a majority, as defined in the 1940 Act, of such Fund's outstanding voting shares. Investment restrictions numbered 8 through 11 below are non-fundamental policies and may be changed, as to a Fund, by vote of a majority of the members of the Company's Board of Directors (the "Board") at any time. If a percentage restriction is adhered to at the time of investment, a later increase or decrease in percentage beyond the specified limits that results from a change in values or net assets will not be considered a violation; provided, however, that if the level of a Fund's borrowings increases above the percentage restriction stated in investment restriction 4, below, the Fund is required to reduce the level of its borrowings to a level that is at or below the percentage restriction as provided in the 1940 Act.

Fundamental Investment Restrictions

No Fund may:

1.   Invest 25% or more of the value of its total assets in the securities of issuers having their principal business activities in the same industry, provided that there shall be no limitation on the purchase of obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities and, with respect to Money Market Fund, the limitation shall not apply to obligations of domestic commercial banks.

2.   Invest in physical commodities, except that a Fund may purchase and sell foreign currency, options, forward contracts, futures contracts (including those relating to indices), options on futures contracts or indices, and other financial instruments, and may invest in securities of issuers which invest in physical commodities or such instruments.

3.   Invest in real estate, real estate mortgage loans or other illiquid interests in real estate, including limited partnership interests therein, except that a Fund may invest in securities of issuers which invest in real estate, real estate mortgage loans, or other illiquid interests in real estate. A Fund may also invest in readily marketable interests in real estate investment trusts.

4.	Borrow money, except to the extent permitted under the 1940 Act, which currently limits borrowing to no more than 33 1/3% of the value of the Fund's total assets. For purposes of this investment restriction, investments in options, forward contracts, futures contracts (including those relating to indices), options on futures contracts or indices, and other financial instruments or transactions for which assets are required to be segregated including, without limitation, reverse repurchase agreements, shall not constitute borrowing.

5	Lend any security or make any loan if, as a result, more than 33 1/3% of its total assets would be lent to other parties, but this limitation does not apply to the purchase of debt securities or to repurchase agreements.

6.	Act as an underwriter of securities of other issuers, except to the extent a Fund may be deemed an underwriter under the Securities Act of 1933, as amended, in connection with disposing of portfolio securities.

7.	Issue any senior security, except as permitted under the 1940 Act and except to the extent that the activities permitted by the Fund's other investment restrictions may be deemed to give rise to a senior security.

Non-Fundamental Investment Restrictions

No Fund may:

8.	Purchase securities on margin, except to obtain such short-term credits as may be necessary for the clearance of transactions, and except that a Fund may make margin deposits in connection with transactions in forward contracts, futures contracts (including those relating to indices), options on futures contracts or indices, and other financial instruments, and to the extent necessary to effect transactions in foreign jurisdictions.

9.	Pledge, mortgage or hypothecate its assets, except to the extent necessary to secure permitted borrowings and to the extent related to the purchase of securities on a when-issued or forward commitment basis and the deposit of assets in escrow in connection with writing covered put and call options and collateral and initial or variation margin arrangements with respect to options, forward contracts, futures contracts (including those relating to indices) and options on futures contracts or indices.

10.	Enter into repurchase agreements providing for settlement in more than seven days or purchase securities which are not readily marketable if, in the aggregate, more than 15% of the value of its net assets would be so invested (10% in the case of Money Market Fund).

11.   Sell securities short, unless it owns or has the right to obtain securities equivalent in kind and amount to the securities sold short; provided, however, that this restriction shall not prevent a Fund from entering into short positions in foreign currency, futures contracts, options, forward contracts, and other financial instruments.

In applying the limitations on investments in any one industry set forth in restriction 1, above, the Funds use industry classifications based, where applicable, on information published by Standard & Poor's, FactSet, Bloomberg L.P. and Bridge Information Systems, and/or the prospectus of the issuing company. Selection of an appropriate industry classification resource will be made by Founders in the exercise of its reasonable discretion.

Except for the Funds' fundamental investment objectives and the fundamental restrictions numbered 1 through 7 above, the strategies and policies used by the Funds in pursuing their objectives may be changed by the Board without shareholder approval. However, the policies of the Equity Growth, Government Securities, International Equity and Mid-Cap Growth Funds to normally invest at least 80% of their net assets in stocks that are included in a widely recognized index of stock market performance, obligations of the U.S. government, foreign equity securities, and equity securities of companies within the market capitalization range of companies comprising the Russell Midcap Growth Index, respectively, may not be changed unless at least 60 days' prior written notice of the change is given to the respective Fund's shareholders.

INVESTMENT STRATEGIES AND RISKS

The Prospectuses discuss the principal investment strategies and risks of the Funds. This section of the SAI explains certain of these strategies and their associated risks in more detail. This section also explains other strategies used in managing the Funds that may not be considered "principal investment strategies" and discusses the risks associated with these strategies.

Temporary Defensive Investments

In times of unstable or adverse market or economic conditions, up to 100% of the assets of the Funds can be invested in temporary defensive instruments in an effort to enhance liquidity or preserve capital. Temporary defensive investments generally would include cash, cash equivalents such as commercial paper, money market instruments, short-term debt securities, U.S. government securities, or repurchase agreements. The Funds could also hold these types of securities pending the investment of proceeds from the sale of Fund shares or portfolio securities, or to meet anticipated redemptions of Fund shares. To the extent a Fund invests defensively in these securities, it might not achieve its investment objective.

Portfolio Turnover

During the fiscal years ended 2004 and 2003, respectively, the portfolio turnover rates for each of the Funds were as follows: Balanced Fund – 134% and 108%; Discovery Fund – 98% and 130%; Equity Growth Fund – 115% and 123%; Government Securities Fund – 13% and 52%; Growth Fund – 107% and 124%; International Equity Fund – 85% and 144%; Mid-Cap Growth Fund – 147% and 160%; Passport Fund – 648% and 707%; and Worldwide Growth Fund – 130% and 138%. The decreased portfolio turnover rate of the Discovery Fund was due to the management style of the new portfolio management team of the Fund. The decreased portfolio turnover rate of the International Equity Fund was due to the fact that the 2003 rate was unusually high for the current portfolio management team because the team restructured the Fund's portfolio when it assumed management responsibilities in 2003. The decreased portfolio turnover rate of Government Securities Fund was the result of fewer trading opportunities resulting from the Federal Reserve rate hikes and a larger cash position maintained in the Fund to offset a sell-off in the short end of the yield curve.

A 100% portfolio turnover rate would occur if all of the securities in the portfolio were replaced during the period. Portfolio turnover rates for certain of the Funds are higher than those of other mutual funds. Although each Fund purchases and holds securities with the goal of meeting its investment objectives, portfolio changes are made whenever Founders believes they are advisable, usually without reference to the length of time that a security has been held. The Funds may, therefore, engage in a significant number of short-term transactions. Portfolio turnover rates may also increase as a result of the need for a Fund to effect significant amounts of purchases or redemptions of portfolio securities due to economic, market, or other factors that are not within Founders' control.

Higher portfolio turnover rates increase the brokerage costs a Fund pays and may adversely affect its performance. If a Fund realizes capital gains when it sells portfolio investments, it generally must pay those gains out to shareholders, increasing their taxable distributions. This may adversely affect the after-tax performance of the Funds for shareholders with taxable accounts.

Derivative Instruments

All of the Funds (except Money Market Fund) may enter into futures contracts (including those related to indexes) and forward contracts, may purchase and/or write (sell) options on securities, securities indexes, futures contracts and foreign currencies, and may purchase equity-linked notes ("ELNs"). Government Securities and Balanced Funds may also invest in mortgage-related securities. See "Investment Strategies and Risks – Mortgage-Related Securities" below. Each of these instruments is sometimes referred to as a "derivative," since its value is derived from an underlying security, index or other financial instrument.

Options on Securities Indexes and Securities. An option gives its purchaser the right to buy or sell an instrument at a specified price within a limited period of time. For the right to buy or sell the underlying instrument (e.g., individual securities or securities indexes), the buyer pays a premium to the seller (the "writer" of the option). Options generally have standardized terms, including the exercise price and expiration time. The current market value of a traded option is the last sales price or, in the absence of a sale, the last offering price. The market value of an option will usually reflect, among other factors, the market price of the underlying security or index. When the market value of an option appreciates, the purchaser may realize a gain by exercising the option, or by selling the option on an exchange (provided that a liquid secondary market is available). If the underlying security or index does not reach a price level that would make exercise profitable, the option generally will expire without being exercised and the writer will realize a gain in the amount of the premium. If a call option on a security is exercised, the proceeds of the sale of the underlying security by the writer are increased by the amount of the premium and the writer realizes a gain or loss from the sale of the security.

So long as a secondary market remains available on an exchange, the writer of an option traded on that exchange ordinarily may terminate his obligation prior to the assignment of an exercise notice by entering into a closing purchase transaction. The cost of a closing purchase transaction, plus transaction costs, may be greater than the premium received upon writing the original option, in which event the writer will incur a loss on the transaction. However, because an increase in the market price of a call option on a security generally reflects an increase in the market price of the underlying security, any loss resulting from a closing purchase transaction is likely to be offset in whole or in part by appreciation of the underlying security that the writer continues to own.

All of the Funds (except Money Market Fund) may write (sell) call options on their portfolio securities for income and may write put options. The extent of a Fund's option writing activities will vary from time to time depending upon Founders' evaluation of market, economic and monetary conditions. The Funds may also buy call and put options.

When a Fund purchases a security with respect to which it intends to write a call option, it is likely that the option will be written concurrently with or shortly after purchase. A Fund will write a call option on a particular security only if Founders believes that a liquid secondary market will exist on an exchange for options of the same series, which will permit the Fund to enter into a closing purchase transaction and close out its position. If the Fund desires to sell a particular security on which it has written a call option, it will effect a closing purchase transaction prior to or concurrently with the sale of the security.

A Fund may enter into closing purchase transactions to reduce the percentage of its assets against which options are written, to realize a profit on a previously written

option, or to enable it to write another option on the underlying security with either a different exercise price or expiration time or both.

The exercise prices of options may be below, equal to or above the current market values of the underlying securities at the times the options are written. From time to time for tax and other reasons, the Fund may purchase an underlying security for delivery in accordance with an exercise notice assigned to it with respect to a call option it has written, rather than delivering such security from its portfolio.

All of the Funds (except Money Market Fund) may purchase and write options on securities indexes. A securities index measures the movement of a certain group of securities by assigning relative values to the stocks included in the index. Options on securities indexes are similar to options on securities. However, because options on securities indexes do not involve the delivery of an underlying security, the option represents the holder's right to obtain from the writer in cash a fixed multiple (the "Multiple") of the amount by which the exercise price exceeds (in the case of a put) or is less than (in the case of a call) the closing value of the underlying index on the exercise date. A Fund may purchase put options on stock indexes to protect its portfolio against declines in value. A Fund may purchase call options, or write put options, on stock indexes to establish a position in equities as a temporary substitute for purchasing individual stocks that then may be acquired over the option period in a manner designed to minimize adverse price movements. Purchasing put and call options on securities indexes also permits greater time for evaluation of investment alternatives. When Founders believes that the trend of stock prices may be downward, particularly for a short period of time, the purchase of put options on securities indexes may eliminate the need to sell less liquid securities and possibly repurchase them later. The purpose of these transactions is not to generate gain, but to "hedge" against possible loss. Therefore, successful hedging activity will not produce a net gain to a Fund. Any gain in the price of a call option a Fund has bought is likely to be offset by higher prices the Fund must pay in rising markets, as cash reserves are invested. In declining markets, any increase in the price of a put option a Fund has bought is likely to be offset by lower prices of stocks owned by the Fund.

When a Fund purchases a call on a securities index, the Fund pays a premium and has the right during the call period to require the seller of such a call, upon exercise of the call, to deliver to the Fund an amount of cash if the closing level of the securities index upon which the call is based is above the exercise price of the call. This amount of cash is equal to the difference between the closing price of the index and the lesser exercise price of the call, in each case multiplied by the Multiple. When a Fund purchases a put on a securities index, the Fund pays a premium and has the right during the put period to require the seller of such a put, upon exercise of the put, to deliver to the Fund an amount of cash if the closing level of the securities index upon which the put is based is below the exercise price of the put. This amount of cash is equal to the difference between the exercise price of the put and the lesser closing level of the securities index, in each case multiplied by the Multiple. Buying securities index options permits a Fund, if cash is deliverable to it during the option period, either to sell

the option or to require delivery of the cash. If such cash is not so deliverable, and as a result the option is not exercised or sold, the option becomes worthless at its expiration date.

Transactions in options are subject to limitations, established by each of the exchanges upon which options are traded, governing the maximum number of options that may be written or held by a single investor or group of investors acting in concert, regardless of whether the options are held in one or more accounts. Thus, the number of options a Fund may hold may be affected by options held by other advisory clients of Founders.

The value of a securities index option depends upon movements in the level of the securities index rather than the price of particular securities. Whether a Fund will realize a gain or a loss from its option activities depends upon movements in the level of securities prices generally or in an industry or market segment, rather than movements in the price of a particular security. Purchasing or writing call and put options on securities indexes involves the risk that Founders may be incorrect in its expectations as to the extent of the various securities market movements or the time within which the options are based. To compensate for this imperfect correlation, a Fund may enter into options transactions in a greater dollar amount than the securities being hedged if the historical volatility of the prices of the securities being hedged is different from the historical volatility of the securities index.

One risk of holding a put or a call option is that if the option is not sold or exercised prior to its expiration, it becomes worthless. However, this risk is limited to the premium paid by the Fund. Other risks of purchasing options include the possibility that a liquid secondary market may not exist at a time when the Fund may wish to close out an option position. It is also possible that trading in options on securities indexes might be halted at a time when the securities markets generally remain open. In cases where the market value of an issue supporting a covered call option exceeds the strike price plus the premium on the call, the portfolio will lose the right to appreciation of the stock for the duration of the option.

Over-The-Counter ("OTC") Options. Unlike exchange-traded options, which are standardized with respect to the underlying instrument, expiration date, contract size, and strike price, the terms of OTC options (options not traded on exchanges) generally are established through negotiation with the other party to the option contract. While this type of arrangement allows a Fund greater flexibility to tailor the option to its needs, OTC options generally involve greater risk than exchange-traded options, which are guaranteed by the clearing organization of the exchanges where they are traded. OTC options are guaranteed by the issuer of the option.

Generally, OTC foreign currency options used by a Fund are European-style options. This means that the option is only exercisable immediately prior to its expiration. This is in contrast to American-style options, which are exercisable at any time prior to the expiration date of the option.

Futures Contracts. All of the Funds (except Money Market Fund) may purchase and sell futures contracts. The Company has claimed an exclusion from the definition of the term "commodity pool operator" under the Commodity Exchange Act (the "CEA"), and therefore is not subject to registration as a pool operator under the CEA.

U.S. futures contracts are traded on exchanges that have been designated "contract markets" by the Commodity Futures Trading Commission ("CFTC") and must be executed through a futures commission merchant (an "FCM") or brokerage firm that is a member of the relevant contract market. Although futures contracts by their terms call for the delivery or acquisition of the underlying commodities or a cash payment based on the value of the underlying commodities, in most cases the contractual obligation is offset before the delivery date of the contract by buying, in the case of a contractual obligation to sell, or selling, in the case of a contractual obligation to buy, an identical futures contract on a commodities exchange. Such a transaction cancels the obligation to make or take delivery of the commodities.

The acquisition or sale of a futures contract could occur, for example, if a Fund held or considered purchasing equity securities and sought to protect itself from fluctuations in prices without buying or selling those securities. For example, if prices were expected to decrease, a Fund could sell equity index futures contracts, thereby hoping to offset a potential decline in the value of equity securities in the portfolio by a corresponding increase in the value of the futures contract position held by the Fund and thereby prevent the Fund's net asset value from declining as much as it otherwise would have. A Fund also could protect against potential price declines by selling portfolio securities and investing in money market instruments. However, since the futures market is more liquid than the cash market, the use of futures contracts would allow the Fund to maintain a defensive position without having to sell portfolio securities.

Similarly, when prices of equity securities are expected to increase, futures contracts could be bought to attempt to hedge against the possibility of having to buy equity securities at higher prices. This technique is sometimes known as an anticipatory hedge. If the fluctuations in the value of the equity index futures contracts used is similar to those of equity securities, a Fund could take advantage of the potential rise in the value of equity securities without buying them until the market had stabilized. At that time, the futures contracts could be liquidated and the Fund could buy equity securities in the market.

The Funds also may purchase and sell interest rate and foreign currency futures contracts.

The purchase and sale of futures contracts entail risks. Although Founders believes that use of such contracts could benefit the Funds, if Founders' investment judgment were incorrect, a Fund's overall performance could be worse than if the Fund had not entered into futures contracts. For example, if a Fund hedged against the effects of a possible decrease in prices of securities held in the Fund's portfolio and

prices increased instead, the Fund would lose part or all of the benefit of the increased value of these securities because of offsetting losses in the Fund's futures positions. In addition, if the Fund had insufficient cash, it might have to sell securities from its portfolio to meet margin requirements.

The ordinary spreads between prices in the cash and futures markets, due to differences in the nature of those markets, are subject to distortions. First, the ability of investors to close out futures contracts through offsetting transactions could distort the normal price relationship between the cash and futures markets. Second, to the extent participants decide to make or take delivery, liquidity in the futures markets could be reduced and prices in the futures markets distorted. Third, from the point of view of speculators, the margin deposit requirements in the futures markets are less onerous than margin requirements in the securities market. Therefore, increased participation by speculators in the futures markets may cause temporary price distortions. Due to the possibility of the foregoing distortions, a correct forecast of general price trends still may not result in a successful use of futures.

The prices of futures contracts depend primarily on the value of their underlying instruments. Because there are a limited number of types of futures contracts, it is possible that the standardized futures contracts available to the Funds would not match exactly a Fund's current or potential investments. A Fund might buy or sell futures contracts based on underlying instruments with different characteristics from the securities in which it would typically invest -- for example, by hedging investments in portfolio securities with a futures contract based on a broad index of securities -- which involves a risk that the futures position might not correlate precisely with the performance of the Fund's investments.

Futures prices can also diverge from the prices of their underlying instruments, even if the underlying instruments closely correlate with a Fund's investments. Futures prices are affected by such factors as current and anticipated short-term interest rates, changes in volatility of the underlying instruments, and the time remaining until expiration of the contract. Those factors may affect securities prices differently from futures prices. Imperfect correlations between a Fund's investments and its futures positions could also result from differing levels of demand in the futures markets and the securities markets, from structural differences in how futures and securities are traded, and from imposition of daily price fluctuation limits for futures contracts. A Fund could buy or sell futures contracts with a greater or lesser value than the securities it wished to hedge or was considering purchasing in order to attempt to compensate for differences in historical volatility between the futures contract and the securities, although this might not be successful in all cases. If price changes in a Fund's futures positions were poorly correlated with its other investments, its futures positions could fail to produce desired gains or result in losses that would not be offset by the gains in the Fund's other investments.

Unlike the situation in which a Fund purchases or sells a security, no price is paid or received by a Fund upon the purchase or sale of a futures contract or when a Fund

writes an option on a futures contract. Instead, a purchaser of a futures contract is required to deposit an amount of cash or qualifying securities with the FCM. This is called "initial margin." Such initial margin is in the nature of a performance bond or good faith deposit on the contract. However, since losses on open contracts are required to be reflected in cash in the form of variation margin payments, a Fund may be required to make additional payments during the term of a contract to its broker. Such payments would be required, for example, when, during the term of an interest rate futures contract purchased or a put option on an interest rate futures contract sold by a Fund, there was a general increase in interest rates, thereby making the Fund's position less valuable. At any time prior to the expiration of a futures contract or written option on a futures contract, the Fund may elect to close its position by taking an opposite position that will operate to terminate the Fund's position in the futures contract or option.

Because futures contracts are generally settled within a day from the date they are closed out, compared with a settlement period of three business days for most types of securities, the futures markets can provide superior liquidity to the securities markets. Nevertheless, there is no assurance a liquid secondary market will exist for any particular futures contract at any particular time. In addition, futures exchanges may establish daily price fluctuation limits for futures contracts and options on futures contracts and may halt trading if a contract's price moves upward or downward more than the limit in a given day. On volatile trading days when the price fluctuation limit is reached, it would be impossible for a Fund to enter into new positions or close out existing positions. If the secondary market for a futures contract or an option on a futures contract were not liquid because of price fluctuation limits or otherwise, a Fund would not promptly be able to liquidate unfavorable futures or options positions and potentially could be required to continue to hold a futures or options position until the delivery date, regardless of changes in its value. As a result, a Fund's access to other assets held to cover its futures or options positions also could be impaired.

Options on Futures Contracts. All of the Funds (except Money Market Fund) may purchase and write put and call options on futures contracts. An option on a futures contract provides the holder with the right to enter into a "long" position in the underlying futures contract, in the case of a call option, or a "short" position in the underlying futures contract, in the case of a put option, at a fixed exercise price on or before a stated expiration date. Upon exercise of the option by the holder, a contract market clearinghouse establishes a corresponding short position for the writer of the option, in the case of a call option, or a corresponding long position, in the case of a put option. If an option is exercised, the parties will be subject to all the risks associated with the trading of futures contracts, such as payment of variation margin deposits.

A position in an option on a futures contract may be terminated by the purchaser or seller prior to expiration by effecting a closing sale or purchase transaction, subject to the availability of a liquid secondary market, which is the sale or purchase of an option of the same series (i.e., the same exercise price and expiration date) as the option

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previously purchased or sold. The difference between the premiums paid and received represents the trader's profit or loss on the transaction.

An option, whether based on a futures contract, a stock index or a security, becomes worthless to the holder when it expires. Upon exercise of an option, the exchange or contract market clearinghouse assigns exercise notices on a random basis to those of its members that have written options of the same series and with the same expiration date. A brokerage firm receiving such notices then assigns them on a random basis to those of its customers that have written options of the same series and expiration date. A writer therefore has no control over whether an option will be exercised against it, nor over the time of such exercise.

The purchase of a call option on a futures contract is similar in some respects to the purchase of a call option on an individual security. See "Options on Securities Indexes and Securities" above. Depending on the pricing of the option compared to either the price of the futures contract upon which it is based or the price of the underlying instrument, ownership of the option may or may not be less risky than ownership of the futures contract or the underlying instrument. As with the purchase of futures contracts, when a Fund is not fully invested it could buy a call option (or write a put option) on a futures contract to hedge against a market advance.

The purchase of a put option on a futures contract is similar in some respects to the purchase of protective put options on portfolio securities. For example, a Fund would be able to buy a put option (or write a call option) on a futures contract to hedge the Fund's portfolio against the risk of falling prices.

The amount of risk a Fund would assume, if it bought an option on a futures contract, would be the premium paid for the option plus related transaction costs. In addition to the correlation risks discussed above, the purchase of an option also entails the risk that changes in the value of the underlying futures contract will not fully be reflected in the value of the options bought.

Options on Foreign Currencies. All of the Funds (except Money Market Fund) may buy and sell options on foreign currencies for hedging purposes in a manner similar to that in which futures on foreign currencies would be utilized. For example, a decline in the U.S. dollar value of a foreign currency in which portfolio securities are denominated would reduce the U.S. dollar value of such securities, even if their value in the foreign currency remained constant. In order to protect against such diminutions in the value of portfolio securities, a Fund could buy put options (or write call options) on the foreign currency. If the value of the currency declines, the Fund would have the right to sell such currency for a fixed amount in U.S. dollars and would thereby offset, in whole or in part, the adverse effect on its portfolio that otherwise would have resulted. Conversely, when a rise is projected in the U.S. dollar value of a currency in which securities to be acquired are denominated, thereby increasing the cost of such securities, the Fund could buy call options (or write put options) thereon. The purchase

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of such options could offset, at least partially, the effects of the adverse movements in exchange rates.

Options on foreign currencies traded on national securities exchanges are within the jurisdiction of the SEC, as are other securities traded on such exchanges. As a result, many of the protections provided to traders on organized exchanges will be available with respect to such transactions. In particular, all foreign currency option positions entered into on a national securities exchange are cleared and guaranteed by the Options Clearing Corporation ("OCC"), thereby reducing the risk of counterparty default.

The purchase and sale of exchange-traded foreign currency options, however, is subject to the risks of the availability of a liquid secondary market described above, as well as the risks regarding adverse market movements, margining of options written, the nature of the foreign currency market, possible intervention by governmental authorities, and the effects of other political and economic events. In addition, exchange-traded options on foreign currencies involve certain risks not presented by the over-the-counter market. For example, exercise and settlement of such options must be made exclusively through the OCC, which has established banking relationships in applicable foreign countries for this purpose. As a result, the OCC may, if it determines that foreign governmental restrictions or taxes would prevent the orderly settlement of foreign currency option exercises, or would result in undue burdens on the OCC or its clearing member, impose special procedures on exercise and settlement, such as technical changes in the mechanics of delivery of currency, the fixing of dollar settlement prices, or prohibitions on exercise.

Risk Factors of Investing in Futures and Options. The successful use of the investment practices described above with respect to futures contracts, options on futures contracts, and options on securities indexes, securities, and foreign currencies draws upon skills and experience that are different from those needed to select the other instruments in which the Funds invest. All such practices entail risks and can be highly volatile. Should interest or exchange rates or the prices of securities or financial indexes move in an unexpected manner, the Funds may not achieve the desired benefits of futures and options or may realize losses and thus be in a worse position than if such strategies had not been used. Unlike many exchange-traded futures contracts and options on futures contracts, there are no daily price fluctuation limits with respect to options on currencies and negotiated or over-the-counter instruments, and adverse market movements could therefore continue to an unlimited extent over a period of time. In addition, the correlation between movements in the price of the securities and currencies hedged or used for cover will not be perfect and could produce unanticipated losses.

A Fund's ability to dispose of its positions in the foregoing instruments will depend on the availability of liquid markets in the instruments. Particular risks exist with respect to the use of each of the foregoing instruments and could result in such adverse consequences to a Fund as the possible loss of the entire premium paid for an option

bought by a Fund, the inability of a Fund, as the writer of a covered call option, to benefit from the appreciation of the underlying securities above the exercise price of the option, and the possible need to defer closing out positions in certain instruments to avoid adverse tax consequences. As a result, no assurance can be given that the Funds will be able to use those instruments effectively for the purposes set forth above.

In addition, options on U.S. Government securities, futures contracts, options on futures contracts, and options on foreign currencies may be traded on foreign exchanges and over-the-counter in foreign countries. Such transactions are subject to the risk of governmental actions affecting trading in or the prices of foreign currencies or securities. The value of such positions also could be affected adversely by (i) other complex foreign political and economic factors, (ii) lesser availability than in the United States of data on which to make trading decisions, (iii) delays in a Fund's ability to act upon economic events occurring in foreign markets during non-business hours in the United States, (iv) the imposition of different exercise and settlement terms and procedures and margin requirements than in the United States, and (v) low trading volume.

Forward Contracts For Purchase or Sale of Foreign Currencies. The Funds generally conduct their foreign currency exchange transactions on a spot (i.e., cash) basis at the spot rate prevailing in the foreign exchange currency market. When a Fund purchases or sells a security denominated in a foreign currency, it may enter into a forward foreign currency contract ("forward contract") for the purchase or sale, for a fixed amount of dollars, of the amount of foreign currency involved in the underlying security transaction. A forward contract involves an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract. In this manner, a Fund may obtain protection against a possible loss resulting from an adverse change in the relationship between the U.S. dollar and the foreign currency during the period between the date the security is purchased or sold and the date upon which payment is made or received. Although such contracts tend to minimize the risk of loss due to the decline in the value of the hedged currency, at the same time they tend to limit any potential gain that might result should the value of such currency increase.

Forward contracts are traded in the interbank market conducted directly between currency traders (usually large commercial banks) and their customers. Generally, a forward contract has no deposit requirement, and no commissions are charged at any stage for trades. Although foreign exchange dealers do not charge a fee for conversion, they do realize a profit based on the difference between the prices at which they buy and sell various currencies. When Founders believes that the currency of a particular foreign country may suffer a substantial decline against the U.S. dollar (or sometimes against another currency), a Fund may enter into forward contracts to sell, for a fixed-dollar or other currency amount, foreign currency approximating the value of some or all of a Fund's portfolio securities denominated in that currency. In addition, a Fund may engage in "proxy hedging" (i.e., entering into forward contracts to sell a different foreign

currency than the one in which the underlying investments are denominated), with the expectation that the value of the hedged currency will correlate with the value of the underlying currency. The precise matching of the forward contract amounts and the value of the securities involved will not generally be possible. The future value of such securities in foreign currencies changes as a consequence of market movements in the value of those securities between the date on which the contract is entered into and the date it expires. Under normal circumstances, consideration of the possibility of changes in currency exchange rates will be incorporated into the Funds' long-term investment strategies.

At the consummation of a forward contract calling for delivery by a Fund of a foreign currency which has been used as a position hedge, the Fund may either make delivery of the foreign currency or terminate its contractual obligation to deliver the foreign currency by purchasing an offsetting contract obligating it to purchase, at the same maturity date, the same amount of the foreign currency. If the Fund chooses to make delivery of the foreign currency, it may be required to obtain such currency through the sale of portfolio securities denominated in such currency or through conversion of other Fund assets into such currency. It is impossible to forecast the market value of portfolio securities at the expiration of the forward contract. Accordingly, it may be necessary for the Fund to purchase additional foreign currency on the spot market (and bear the expense of such purchase) if the market value of the security is less than the amount of foreign currency the Fund is obligated to deliver, and if a decision is made to sell the security and make delivery of the foreign currency. Conversely, it may be necessary to sell on the spot market some of the foreign currency received on the sale of the portfolio security if its market value exceeds the amount of foreign currency the Fund is obligated to deliver.

If a Fund retains the portfolio security and engages in an offsetting transaction, it will incur a gain or loss to the extent that there has been movement in spot or forward contract prices. If any one of the Funds engages in an offsetting transaction, it may subsequently enter into a new forward contract to sell the foreign currency. Should forward prices decline during the period between the Fund's entering into a forward contract for the sale of a foreign currency and the date it enters into an offsetting contract for the purchase of the foreign currency, the Fund will realize a gain to the extent the price of the currency it has agreed to sell exceeds the price of the currency it has agreed to purchase. Should forward prices increase, the Fund will suffer a loss to the extent the price of the currency it has agreed to purchase exceeds the price of the currency it has agreed to sell.

While forward contracts may be traded to reduce certain risks, trading in forward contracts itself entails certain other risks. Thus, while the Funds may benefit from the use of such contracts, if Founders is incorrect in its forecast of currency prices, a poorer overall performance may result than if a Fund had not entered into any forward contracts. Some forward contracts may not have a broad and liquid market, in which case the contracts may not be able to be closed at a favorable price. Moreover, in the event of an

imperfect correlation between the forward contract and the portfolio position that it is intended to protect, the desired protection may not be obtained.

The Funds are not required to enter into forward contracts with regard to their foreign currency-denominated securities, and will not do so unless deemed appropriate by Founders. It also should be realized that this method of protecting the value of the Funds' portfolio securities against a decline in the value of a currency does not eliminate fluctuations in the underlying prices of the securities. It simply establishes a rate of exchange that can be achieved at some future point in time. Additionally, although such contracts tend to minimize the risk of loss due to the decline in the value of the hedged currency, at the same time they tend to limit any potential gain that might result should the value of such currency increase.

Cover. Transactions using options, futures contracts and forward contracts ("Financial Instruments"), other than purchased options, expose a Fund to an obligation to another party. Each Fund will not enter into any such transaction unless it owns either (1) an offsetting ("covered") position in securities, currencies or other options, futures contract or forward contracts, or (2) cash and liquid assets with a value, marked-to-market daily, sufficient to cover its potential obligations to the extent not covered as provided in (1) above. Each Fund will comply with SEC guidelines regarding cover for these instruments and will, if the guidelines so require, set aside cash or liquid assets in an account with its custodian in the prescribed amount as determined daily.

Assets used as cover or held in an account cannot be sold while the position in the corresponding Financial Instrument is open, unless they are replaced with other appropriate assets. As a result, the commitment of a large portion of a Fund's assets to cover in accounts could impede portfolio management or the Fund's ability to meet redemption requests or other obligations.

Equity-Linked Notes. All of the Funds (except Money Market Fund) may purchase equity-linked notes ("ELNs"). The principal or coupon payment on an ELN is linked to the performance of an underlying security or index. ELNs may be used, among other things, to provide a Fund with exposure to international markets while providing a mechanism to reduce foreign tax or regulatory restrictions imposed on foreign investors.   The risks associated with purchasing ELNs include the creditworthiness of the issuer and the risk of counterparty default. Further, a Fund's ability to dispose of an ELN will depend on the availability of liquid markets in the instruments. The purchase and sale of an ELN is also subject to the risks regarding adverse market movements, possible intervention by governmental authorities, and the effects of other political and economic events.

Foreign Securities and ADRs

The term "foreign securities" refers to securities of issuers, wherever organized, that, in the judgment of Founders, have their principal business activities outside of the United States. The determination of whether an issuer's principal activities are outside of

the United States will be based on the location of the issuer's assets, personnel, sales, and earnings, and specifically on whether more than 50% of the issuer's assets are located, or more than 50% of the issuer's gross income is earned, outside of the United States, or on whether the issuer's sole or principal stock exchange listing is outside of the United States. Foreign securities typically will be traded on the applicable country's principal stock exchange but may also be traded on regional exchanges or over-the-counter. In addition, foreign securities may trade in the U.S. securities markets.

Investments in foreign securities involve certain risks that are not typically associated with U.S. investments. There may be less publicly available information about foreign companies comparable to reports and ratings published about U.S. companies. Foreign companies are not generally subject to uniform accounting, auditing, and financial reporting standards and requirements comparable to those applicable to U.S. companies. Some foreign companies may exclude U.S. investors such as the Funds from participating in beneficial corporate actions, such as rights offerings. As a result, the Funds may not realize the same value from a foreign investment as a shareholder residing in that country. There also may be less government supervision and regulation of foreign stock exchanges, brokers and listed companies than in the United States.

Foreign stock markets may have substantially less trading volume than the New York Stock Exchange, and securities of some foreign companies may be less liquid and may be more volatile than securities of comparable U.S. companies. Brokerage commissions and other transaction costs on foreign securities exchanges generally are higher than in the United States.

Because investment in foreign companies will usually involve currencies of foreign countries, and because a Fund may temporarily hold funds in bank deposits in foreign currencies during the course of investment programs, the value of the assets of the Fund as measured in U.S. dollars may be affected favorably or unfavorably by changes in foreign currency exchange rates and exchange control regulations, and the Fund may incur costs in connection with conversion between various currencies. A change in the value of any foreign currency relative to the U.S. dollar, when the Fund holds that foreign currency or a security denominated in that foreign currency, will cause a corresponding change in the dollar value of the Fund assets denominated or traded in that country. Moreover, there is the possibility of expropriation or confiscatory taxation, limitations on the removal of funds or other assets of the Fund, political, economic or social instability or diplomatic developments that could affect U.S. investments in foreign countries.

Dividends and interest paid by foreign issuers may be subject to withholding and other foreign taxes, thus reducing the net return on such investments compared with U.S. investments. The operating expense ratio of a Fund that invests in foreign securities can be expected to be higher than that of a Fund which invests exclusively in domestic securities, since the expenses of the Fund, such as foreign custodial costs,

are higher. In addition, the Fund incurs costs in converting assets from one currency to another.

In addition, Passport, Worldwide Growth, and International Equity Funds may invest in securities issued by companies located in countries not considered to be major industrialized nations. Such countries are subject to more economic, political and business risk than major industrialized nations, and the securities issued by companies located there are expected to be more volatile, less liquid and more uncertain as to payments of dividends, interest and principal. Such countries may include (but are not limited to) Argentina, Bolivia, Brazil, Chile, China, Colombia, Costa Rica, Croatia, Czech Republic, Ecuador, Egypt, Estonia, Hungary, Iceland, India, Indonesia, Israel, Jordan, Latvia, Lithuania, Malaysia, Mauritius, Mexico, Morocco, Nigeria, Pakistan, Panama, Paraguay, Peru, Philippines, Poland, Republic of Korea (South Korea), Romania, Russia and the other countries of the former Soviet Union, Slovak Republic, Slovenia, South Africa, Sri Lanka, Taiwan, Thailand, Turkey, Uruguay, Venezuela, and Vietnam.

American Depositary Receipts and American Depositary Shares (collectively, "ADRs") are receipts representing shares of a foreign corporation held by a U.S. bank that entitle the holder to all dividends and capital gains on the underlying foreign shares. ADRs are denominated in U.S. dollars and trade in the U.S. securities markets. ADRs may be issued in sponsored or unsponsored programs. In sponsored programs, the issuer makes arrangements to have its securities traded in the form of ADRs; in unsponsored programs, the issuer may not be directly involved in the creation of the program. Although the regulatory requirements with respect to sponsored and unsponsored programs are generally similar, the issuers of unsponsored ADRs are not obligated to disclose material information in the United States and, therefore, such information may not be reflected in the market value of the ADRs.

Securities That Are Not Readily Marketable

The Funds may invest up to 15% of the value of their net assets, measured at the time of investment, in investments that are not readily marketable (10% in the case of Money Market Fund). A security which is not "readily marketable" is generally considered to be a security that cannot be disposed of within seven days in the ordinary course of business at approximately the amount at which it is valued. Subject to the foregoing 15% and 10% limitations, the Funds may invest in restricted securities. "Restricted" securities generally include securities that are not registered under the Securities Act of 1933 (the "1933 Act") and are subject to legal or contractual restrictions upon resale. Restricted securities nevertheless may be "readily marketable" and can often be sold in privately negotiated transactions or in a registered public offering. There are a number of securities issued without registration under the 1933 Act for which a liquid secondary market exists among institutional investors such as the Funds. These securities are often called "Rule 144A" securities (see "Investment Strategies and Risks – Rule 144A Securities" below).

A Fund may not be able to dispose of a security that is not "readily marketable" at the time desired or at a reasonable price. In addition, in order to resell such a security, a Fund might have to bear the expense and incur the delays associated with effecting registration. In purchasing such securities, no Fund intends to engage in underwriting activities, except to the extent a Fund may be deemed to be a statutory underwriter under the 1933 Act in disposing of such securities.

The assets used as cover for OTC options written by a Fund will be considered illiquid unless the OTC options are sold to qualified dealers who agree that the Fund may repurchase any OTC option it writes at a maximum price to be calculated by a formula set forth in the option agreement. The cover for an OTC option written subject to this procedure would be considered illiquid only to the extent that the maximum repurchase price under the formula exceeds the intrinsic value of the option.

Rule 144A Securities

A large institutional market has developed for certain securities that are not registered under the 1933 Act. Institutional investors generally will not seek to sell these instruments to the general public, but instead will often depend on an efficient institutional market in which such unregistered securities can readily be resold or on an issuer's ability to honor a demand for repayment. Therefore, the fact that there are contractual or legal restrictions on resale to the general public or certain institutions is not dispositive of the liquidity of such investments.

Rule 144A under the 1933 Act establishes a "safe harbor" from the registration requirements of the 1933 Act for resales of certain securities to qualified institutional buyers. The Funds may invest in Rule 144A securities that may or may not be readily marketable. Rule 144A securities are readily marketable if institutional markets for the securities develop pursuant to Rule 144A that provide both readily ascertainable values for the securities and the ability to liquidate the securities when liquidation is deemed necessary or advisable. However, an insufficient number of qualified institutional buyers interested in purchasing a Rule 144A security held by one of the Funds could adversely affect the marketability of the security. In such an instance, the Fund might be unable to dispose of the security promptly or at reasonable prices.

The Board of Directors of the Company has delegated to Founders the authority to determine whether a liquid market exists for securities eligible for resale pursuant to Rule 144A under the 1933 Act, or any successor to such rule, and whether such securities are not subject to the Funds' limitations on investing in securities that are not readily marketable. Under guidelines established by the directors, Founders will consider the following factors, among others, in making this determination: (1) the unregistered nature of a Rule 144A security; (2) the frequency of trades and quotes for the security; (3) the number of dealers willing to purchase or sell the security and the number of additional potential purchasers; (4) dealer undertakings to make a market in the security; and (5) the nature of the security and the nature of marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offers and the

mechanics of transfers). Founders is required to monitor the readily marketable nature of each Rule 144A security on a basis no less frequently than quarterly. The Funds' directors monitor the determinations of Founders quarterly.

Fixed-Income Securities

Balanced, Discovery, Equity Growth, Growth, International Equity, Mid-Cap Growth, Passport, and Worldwide Growth are the "Equity Funds." The Equity Funds may purchase convertible securities and preferred stocks rated in medium and lower categories by Moody's Investors Service, Inc. ("Moody's") or Standard & Poor's ("S&P") (Ba or lower by Moody's and BB or lower by S&P), but none rated lower than B. The Equity Funds also may invest in unrated convertible securities and preferred stocks if Founders believes they are equivalent in quality to the rated securities that the Funds may buy.

The Equity Funds will invest in bonds, debentures, and corporate obligations – other than convertible securities and preferred stock - only if they are rated investment grade (Baa, BBB or higher) at the time of purchase, although the Balanced Fund may invest up to 5% of its total assets in lower-grade debt securities. Founders will not invest more than 5% of a Fund's total assets in bonds, debentures, convertible securities, and corporate obligations rated below investment grade, either at the time of purchase or as a result of a rating reduction after purchase, or in unrated securities believed by Founders to be equivalent in quality to securities rated below investment grade. This 5% limitation does not apply to preferred stocks. Government Securities and Money Market Funds do not invest in such lower-grade securities.

Investments in lower rated or unrated securities are generally considered to be of high risk. Lower rated debt securities, commonly referred to as junk bonds, are generally subject to two kinds of risk, credit risk and interest rate risk. Credit risk relates to the ability of the issuer to meet interest or principal payments, or both, as they come due. The ratings given a security by Moody's" and S&P provide a generally useful guide as to such credit risk. The Appendix to this SAI provides a description of such debt security ratings. The lower the rating given a security by a rating service, the greater the credit risk such rating service perceives to exist with respect to the security. Increasing the amount of a Fund's assets invested in unrated or lower grade securities, while intended to increase the yield produced by those assets, will also increase the risk to which those assets are subject.

Interest rate risk relates to the fact that the market values of debt securities in which a Fund invests generally will be affected by changes in the level of interest rates. An increase in interest rates will tend to reduce the market values of such securities, whereas a decline in interest rates will tend to increase their values. Medium and lower rated securities (Baa or BBB and lower) and non-rated securities of comparable quality tend to be subject to wider fluctuations in yields and market values than higher rated securities and may have speculative characteristics. The Funds are not required to dispose of debt securities whose ratings are downgraded below these ratings subsequent

to a Fund's purchase of the securities, unless such a disposition is necessary to reduce a Fund's holdings of such securities to less than 5% of its total assets. In order to decrease the risk in investing in debt securities, in no event will a Fund ever invest in a debt security rated below B by Moody's or by S&P. Of course, relying in part on ratings assigned by credit agencies in making investments will not protect the Funds from the risk that the securities in which they invest will decline in value, since credit ratings represent evaluations of the safety of principal, dividend, and interest payments on preferred stocks and debt securities, and not the market values of such securities, and such ratings may not be changed on a timely basis to reflect subsequent events.

Because investment in medium and lower rated securities involves both greater credit risk and interest rate risk, achievement of the Funds' investment objectives may be more dependent on the investment adviser's own credit analysis than is the case for funds that do not invest in such securities. In addition, the share price and yield of the Equity Funds may fluctuate more than in the case of funds investing in higher quality, shorter term securities. Moreover, a significant economic downturn or major increase in interest rates may result in issuers of lower rated securities experiencing increased financial stress, that would adversely affect their ability to service their principal, dividend, and interest obligations, meet projected business goals, and obtain additional financing. In this regard, it should be noted that while the market for high yield debt securities has been in existence for many years and from time to time has experienced economic downturns in recent years, this market has involved a significant increase in the use of high yield debt securities to fund highly leveraged corporate acquisitions and restructurings. Past experience may not, therefore, provide an accurate indication of future performance of the high yield debt securities market, particularly during periods of economic recession. Furthermore, expenses incurred in recovering an investment in a defaulted security may adversely affect a Fund's net asset value. Finally, while Founders attempts to limit purchases of medium and lower rated securities to securities having an established secondary market, the secondary market for such securities may be less liquid than the market for higher quality securities. The reduced liquidity of the secondary market for such securities may adversely affect the market price of, and ability of a Fund to value, particular securities at certain times, thereby making it difficult to make specific valuation determinations. The Funds do not invest in any medium and lower rated securities that present special tax consequences, such as zero coupon bonds or pay-in-kind bonds, although certain Funds may purchase U.S. Treasury STRIPS as described under "Investment Strategies and Risks – Government Securities."

Founders seeks to reduce the overall risks associated with the Funds' investments through diversification and consideration of factors affecting the value of securities it considers relevant. No assurance can be given, however, regarding the degree of success that will be achieved in this regard or that the Funds will achieve their investment objectives.

Foreign Bank Obligations

The Money Market Fund's foreign investments are limited to dollar-denominated obligations of foreign depository institutions or their U.S. branches, or foreign branches of U.S. depository institutions. The foreign investments of Money Market Fund will be limited primarily to securities of issuers from the major industrialized nations. The other Funds also may invest in obligations of foreign depository institutions or their U.S. branches, or foreign branches of U.S. depository institutions.

The obligations of foreign branches of U.S. depository institutions purchased by the Funds may be general obligations of the parent depository institution in addition to being an obligation of the issuing branch. These obligations, and those of foreign depository institutions, may be limited by the terms of the specific obligation and by governmental regulation. The payment of these obligations, both interest and principal, also may be affected by governmental action in the country of domicile of the institution or branch, such as imposition of currency controls and interest limitations. In connection with these investments, a Fund will be subject to the risks associated with the holding of portfolio securities overseas, such as possible changes in investment or exchange control regulations, expropriation, confiscatory taxation, or political or financial instability.

Obligations of U.S. branches of foreign depository institutions may be general obligations of the parent depository institution in addition to being an obligation of the issuing branch, or may be limited by the terms of a specific foreign regulation applicable to the depository institutions and by government regulation (both domestic and foreign).

Repurchase Agreements

A repurchase agreement is a transaction under which a Fund acquires a security and simultaneously promises to sell that same security back to the seller at a higher price, usually within a seven-day period. The Funds may enter into repurchase agreements with banks or well-established securities dealers meeting criteria established by the Funds' Board of Directors. A repurchase agreement may be considered a loan collateralized by securities. The resale price reflects an agreed upon interest rate effective for the period the instrument is held by a Fund and is unrelated to the interest rate on the underlying instrument. In these transactions, the collateral securities acquired by a Fund (including accrued interest earned thereon) must have a total value at least equal to the value of the repurchase agreement, and are held as collateral by an authorized custodian bank until the repurchase agreement is completed. All repurchase agreements entered into by the Funds are marked to market daily. In the event of default by the seller under a repurchase agreement, the Fund may experience difficulties in exercising its rights to the underlying security and may incur costs in connection with the disposition of that security.

None of the Funds have adopted any limits on the amounts of its total assets that may be invested in repurchase agreements that mature in less than seven days. Each of the Funds except Money Market Fund may invest up to 15% of the market value of its

net assets, measured at the time of purchase, in securities that are not readily marketable, including repurchase agreements maturing in more than seven days. Money Market Fund may enter into repurchase agreements if, as a result thereof, no more than 10% of the market value of its net assets would be invested in securities that are not readily marketable, including repurchase agreements maturing in more than seven days. For a further explanation, see "Investment Strategies and Risks – Securities That Are Not Readily Marketable."

Convertible Securities

All Funds except Government Securities and Money Market Funds may buy securities convertible into common stock if, for example, Founders believes that a company's convertible securities are undervalued in the market. Convertible securities eligible for purchase include convertible bonds, convertible preferred stocks, and warrants. A warrant is an instrument issued by a corporation that gives the holder the right to subscribe to a specific amount of the corporation's capital stock at a set price for a specified period of time. Warrants do not represent ownership of the securities, but only the right to buy the securities. The prices of warrants do not necessarily move parallel to the prices of underlying securities. Warrants may be considered speculative in that they have no voting rights, pay no dividends, and have no rights with respect to the assets of a corporation issuing them. Warrant positions will not be used to increase the leverage of a Fund; consequently, warrant positions are generally accompanied by cash positions equivalent to the required exercise amount.

Government Securities

U.S. government obligations include, but are not limited to, Treasury bills, notes and bonds; Government National Mortgage Association ("Ginnie Mae") pass-through securities; and issues of U.S. agencies, authorities, and instrumentalities. Obligations of other agencies, authorities and instrumentalities of the U.S. government include, but are not limited to, securities issued by the Federal Farm Credit Bank System ("FFCB"), the Federal Agricultural Mortgage Corporation ("Farmer Mac"), the Federal Home Loan Bank System ("FHLB"), the Financing Corporation ("FICO"), Federal Home Loan Mortgage Corporation ("Freddie Mac"), Federal National Mortgage Association ("Fannie Mae"), Private Export Funding Corporation ("PEFCO"), the Student Loan Marketing Association ("Sallie Mae"), the Tennessee Valley Authority ("TVA") and the U.S. Small Business Administration ("SBA"). Some government obligations, such as Ginnie Mae pass-through certificates, are supported by the full faith and credit of the United States Treasury. Other obligations, such as securities of the FHLB, are supported by the right of the issuer to borrow from the United States Treasury; and others, such as bonds issued by Fannie Mae (a private corporation), are supported only by the credit of the agency, authority or instrumentality, although the Secretary of the Treasury has discretionary authority, though not the obligation, to purchase obligations of Fannie Mae. The Funds also may invest in obligations issued by the International Bank for Reconstruction and Development ("IBRD" or "World Bank").

All of the Funds with the exception of Money Market Fund may also purchase U.S. Treasury STRIPS (Separate Trading of Registered Interest and Principal of Securities). STRIPS essentially are zero-coupon bonds that are direct obligations of the U.S. Treasury. These bonds do not make regular interest payments; rather, they are sold at a discount from face value, and principal and accrued interest are paid at maturity. STRIPS may experience greater fluctuations in market value due to changes in interest rates and other factors than debt securities that make regular interest payments. A Fund will accrue income on STRIPS for tax and accounting purposes which must be distributed to Fund shareholders even though no cash is received at the time of accrual. Therefore, the Fund may be required to liquidate other portfolio securities in order to meet the Fund's distribution obligations.

The Funds also may invest in securities issued by foreign governments and/or their agencies, and these are the only types of foreign securities in which the Government Securities Fund may invest. The foreign investments of Government Securities Fund will be limited primarily to securities of issuers from the major industrialized nations. Investments in foreign government securities are subject to many of the same risks that apply to investments in foreign securities generally. See "Investment Strategies and Risks – Foreign Securities and ADRs" above.

Mortgage-Related Securities

Government Securities and Balanced Funds may invest in mortgage-related securities, which are interests in pools of mortgage loans made to residential home buyers, including mortgage loans made by savings and loan institutions, mortgage bankers, commercial banks and others. Pools of mortgage loans are assembled as securities for sale to investors by various governmental and government-related organizations (see "Mortgage Pass-Through Securities"). Other Funds also may invest in such securities for temporary defensive purposes. Government Securities Fund also may invest in debt securities that are secured with collateral consisting of mortgage-related securities (see "Collateralized Mortgage Obligations"), and in other types of mortgage-related securities.

Mortgage Pass-Through Securities. Interests in pools of mortgage-related securities differ from other forms of debt securities that normally provide for periodic payment of interest in fixed amounts with principal payments at maturity or at specified call dates. Instead, these securities provide a monthly payment that consists of both interest and principal payments. In effect, these payments are a "pass-through" of the monthly payments made by the individual borrowers on their residential or commercial mortgage loans, net of any fees paid to the issuer or guarantor of such securities. Additional payments are caused by repayments of principal resulting from the sale of the underlying property, refinancing or foreclosure, net of fees or costs that may be incurred. Some mortgage-related securities (such as securities issued by Ginnie Mae) are described as "modified pass-through." These securities entitle the holder to receive all interest and principal payments owed on the mortgage pool, net of certain fees, at

the scheduled payment dates regardless of whether or not the mortgagor actually makes the payment.

Ginnie Mae is the principal governmental guarantor of mortgage-related securities. Ginnie Mae is a wholly owned U.S. government corporation within the Department of Housing and Urban Development. Ginnie Mae is authorized to guarantee, with the full faith and credit of the U.S. government, the timely payment of principal and interest on securities issued by institutions approved by Ginnie Mae (such as savings and loan institutions, commercial banks and mortgage bankers) and backed by pools of FHA-insured or VA-guaranteed mortgages.

Government-related guarantors (i.e., not backed by the full faith and credit of the U.S. government) include Fannie Mae and Freddie Mac. Fannie Mae is a government-sponsored corporation owned entirely by private stockholders. It is subject to general regulation by the Secretary of Housing and Urban Development. Fannie Mae purchases conventional (i.e., not insured or guaranteed by any government agency) residential mortgages from a list of approved seller/servicers that include state and federally chartered savings and loan associations, mutual savings banks, commercial banks and credit unions and mortgage bankers. Pass-through securities issued by Fannie Mae are guaranteed as to timely payment of principal and interest by Fannie Mae but are not backed by the full faith and credit of the U.S. government.

Freddie Mac was created by Congress in 1970 for the purpose of increasing the availability of mortgage credit for residential housing. It is a government-sponsored corporation formerly owned by the twelve Federal Home Loan Banks and now owned entirely by private stockholders. Freddie Mac issues Participation Certificates ("PCs") that represent interests in conventional mortgages from Freddie Mac's national portfolio. Freddie Mac guarantees the timely payment of interest and ultimate collection of principal, but PCs are not backed by the full faith and credit of the U.S. government.

Mortgage-backed securities that are issued or guaranteed by the U.S. government, its agencies or instrumentalities, are not subject to a Fund's industry concentration restrictions, by virtue of the exclusion from that test available to all U.S. government securities. The assets underlying such securities may be represented by a portfolio of first lien residential mortgages (including both whole mortgage loans and mortgage participation interests) or portfolios of mortgage pass-through securities issued or guaranteed by Ginnie Mae, Fannie Mae or Freddie Mac. Mortgage loans underlying a mortgage-related security may in turn be insured or guaranteed by the Federal Housing Administration or the Department of Veterans Affairs.

Collateralized Mortgage Obligations ("CMOs"). A CMO is a hybrid between a mortgage-backed bond and a mortgage pass-through security. Interest and prepaid principal is paid, in most cases, monthly. CMOs may be collateralized by whole mortgage loans, but are more typically collateralized by portfolios of mortgage pass-through securities guaranteed by Ginnie Mae, Fannie Mae, or Freddie Mac, and their income streams.

CMOs are structured into multiple classes, each bearing a different stated maturity. Actual maturity and average life will depend upon the prepayment experience of the collateral. CMOs provide for a modified form of call protection through a de facto breakdown of the underlying pool of mortgages according to how quickly the loans are repaid. Monthly payment of principal received from the pool of underlying mortgages, including prepayments, is first returned to investors holding the shortest maturity class. Investors holding the longer maturity classes receive principal only after the first class has been retired. An investor is partially guarded against a sooner than desired return of principal because of the sequential payments.

In a typical CMO transaction, a corporation ("issuer") issues multiple series (e.g., A, B, C, Z) of CMO bonds ("Bonds"). Proceeds of the Bond offering are used to purchase mortgages or mortgage pass-through certificates ("Collateral"). The Collateral is pledged to a third party trustee as security for the Bonds. Principal and interest payments from the Collateral are used to pay principal on the Bonds in the order A, B, C, Z. The Series A, B, and C Bonds all bear current interest. Interest on the Series Z Bond is accrued and added to principal and a like amount is paid as principal on the Series A, B, or C Bond currently being paid off. When the Series A, B, and C Bonds are paid in full, interest and principal on the Series Z Bond begin to be paid currently. With some CMOs, the issuer serves as a conduit to allow loan originators (primarily builders or savings and loan associations) to borrow against their loan portfolios.

Risks of Mortgage-Related Securities. Investment in mortgage-backed securities poses several risks, including prepayment, market, and credit risk. Prepayment risk reflects the risk that borrowers may prepay their mortgages faster than expected, which may adversely affect the investment's average life and yield. Whether or not a mortgage loan is prepaid is almost entirely controlled by the borrower. Borrowers are most likely to exercise prepayment options at the time when it is least advantageous to investors, generally prepaying mortgages as interest rates fall, and slowing payments as interest rates rise. Accordingly, amounts available for reinvestment by a Fund are likely to be greater during a period of declining interest rates and, as a result, likely to be reinvested at lower interest rates than during a period of rising interest rates. Besides the effect of prevailing interest rates, the rate of prepayment and refinancing of mortgages may also be affected by home value appreciation, ease of the refinancing process and local economic conditions.

Market risk reflects the risk that the price of the security may fluctuate over time. The price of mortgage-backed securities may be particularly sensitive to prevailing interest rates, the length of time the security is expected to be outstanding, and the liquidity of the issue. In a period of unstable interest rates, there may be decreased demand for certain types of mortgage-backed securities, and a fund invested in such securities wishing to sell them may find it difficult to find a buyer, which may in turn decrease the price at which they may be sold. In addition, as a result of the uncertainty of cash flows of lower tranche CMOs, the market prices of and yield on those tranches generally are more volatile.

Credit risk reflects the risk that a Fund may not receive all or part of its principal because the issuer or credit enhancer has defaulted on its obligations. Obligations issued by U.S. government-related entities are guaranteed as to the payment of principal and interest, but are not backed by the full faith and credit of the U.S. government. With respect to GNMA certificates, although GNMA guarantees timely payment even if homeowners delay or default, tracking the "pass-through" payments may, at times, be difficult.

The average life of CMOs is determined using mathematical models that incorporate prepayment assumptions and other factors that involve estimates of future economic and market conditions. These estimates may vary from actual future results, particularly during periods of extreme market volatility. In addition, under certain market conditions, such as those that developed in 1994, the average weighted life of mortgage derivative securities may not accurately reflect the price volatility of such securities. For example, in periods of supply and demand imbalances in the market for such securities and/or in periods of sharp interest rate movements, the prices of mortgage derivative securities may fluctuate to a greater extent than would be expected from interest rate movements alone.

A Fund's investments in CMOs also are subject to extension risk. Extension risk is the possibility that rising interest rates may cause prepayments to occur at a slower than expected rate. This particular risk may effectively change a security that was considered short or intermediate-term at the time of purchase into a long-term security. Long-term securities generally fluctuate more widely in response to changes in interest rates than short or intermediate-term securities.

Commercial Paper and Other Cash Securities

Commercial paper purchased by Money Market Fund must be rated by any two nationally recognized statistical rating organizations (NRSROs), or by the only NRSRO that has rated the security, in one of the two highest short-term rating categories, or be comparable unrated securities. However, the Fund may not invest more than 5% of its total assets in securities rated in the second highest rating category. For a list of NRSROs and a description of their ratings, see the Appendix to this SAI.

A Fund may also acquire certificates of deposit and bankers' acceptances. A certificate of deposit is a short-term obligation of a bank. A banker's acceptance is a time draft drawn by a borrower on a bank, usually relating to an international commercial transaction.

When-Issued Securities

The Funds (other than Money Market Fund) may purchase securities on a when-issued or delayed-delivery basis; i.e., the securities are purchased with settlement taking place at some point in the future beyond a customary settlement date. The

payment obligation and, in the case of debt securities, the interest rate that will be received on the securities are generally fixed at the time a Fund enters into the purchase commitment. During the period between purchase and settlement, no payment is made by the Fund and, in the case of debt securities, no interest accrues to the Fund. At the time of settlement, the market value of the security may be more or less than the purchase price, and the Fund bears the risk of such market value fluctuations. The Fund will maintain liquid assets, such as cash, U.S. government securities or other liquid equity or debt securities, having an aggregate value equal to the purchase price, segregated on the records of either the Founders or the Fund's custodian until payment is made. A Fund also will segregate assets in this manner in situations where additional installments of the original issue price are payable in the future.

Borrowing and Lending

If a Fund borrows money, its share price may be subject to greater fluctuation until the borrowing is repaid. Each Fund will attempt to minimize such fluctuations by not purchasing securities when borrowings are greater than 5% of the value of the Fund's total assets. Interest on borrowings will reduce a Fund's income. See "Investment Objectives and Restrictions – Fundamental Investment Restrictions" above for each Fund's limitation on borrowing.

Pursuant to an exemptive order issued by the SEC, the Funds are permitted to utilize an interfund credit facility that allows each Fund to lend money directly to and borrow money directly from other Funds for temporary or emergency purposes in accordance with the Funds' investment policies and limitations. A Fund will borrow through the facility only when the costs are equal to or lower than the costs of bank loans. Interfund borrowings normally extend overnight, but can have a maximum duration of seven days. Loans may be called on one day's notice. Any delay in repayment to a lending Fund could result in a lost investment opportunity.

Securities of Other Investment Companies

Each of the Funds may acquire securities of other investment companies, subject to the limitations of the 1940 Act and the conditions of exemptive orders issued by the SEC. Except as provided below, no Fund may purchase securities of another investment company if, immediately after such purchase: (a) the Fund would own more than 3% of the voting securities of such company, (b) the Fund would have more than 5% of its total assets invested in the securities of such company, or (c) the Fund would have more than 10% of its total assets invested in the securities of all such investment companies. These are referred to hereafter as the "Investment Company Purchase Limitations." In addition, a Fund may not purchase securities issued by a closed-end investment company if, immediately after such purchase, the Fund and any other Funds together own more than 10% of the voting securities of such closed-end fund. Should a Fund purchase securities of other investment companies, shareholders may incur additional management, advisory, and distribution fees.

The Funds (other than Money Market Fund) may invest their uninvested cash reserves in shares of the Money Market Fund and/or one or more money market funds advised by affiliates of Founders. Such investments are not subject to the Investment Company Purchase Limitations. However, a Fund's aggregate investment of uninvested cash reserves in such money market funds may not exceed 25% of its total assets.

Securities of other investment companies that may be purchased by the Funds include exchange-traded funds ("ETFs"). ETFs are a type of index fund that trade like a common stock and represent a fixed portfolio of securities designed to track a particular market index. A Fund may purchase an ETF to temporarily gain exposure to a portion of the U.S. or a foreign market pending the purchase of individual securities. The risks of owning an ETF generally reflect the risks of owning the underlying securities it is designed to track, although the potential lack of liquidity of an ETF could result in it being more volatile. There is also a risk that the general level of stock prices may decline, thereby adversely affecting the value of ETFs invested in by a Fund. Moreover, a Fund's investments in ETFs may not exactly match the performance of a direct investment in the respective indices to which they are intended to correspond due to the temporary unavailability of certain index securities in the secondary market or other extraordinary circumstances, such as discrepancies with respect to the weighting of securities. Additionally, ETFs have management fees which increase their costs. An investment by a Fund in an ETF is subject to the Investment Company Purchase Limitations, except where the ETF has been granted an exemption from such limitations by the SEC and the Fund has abided by all of the applicable conditions of the exemption.

For purposes of determining compliance with the investment policies requiring certain Funds to invest at least 65% or 80% of their assets in particular types of securities, the Funds are permitted to "look through" their ETF holdings at the underlying portfolio securities held by the ETFs. For example, Mid-Cap Growth Fund has a policy of normally investing at least 80% of its net assets in equity securities of companies within the market capitalization range of companies comprising the Russell Mid Cap Growth Index. If this Fund invested 2% of its net assets in an ETF known as a Standard & Poor's Depository Receipt ("SPDR"), and it is assumed that half of the SPDR's portfolio is invested in companies within the market capitalization range of the Russell Mid Cap Growth Index, then half of the Fund's SPDR position, or 1% of its net assets, would count towards compliance with the Fund's 80% policy.

DIRECTORS AND OFFICERS

The Board of Directors of the Company oversees all 10 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. All directors of the Company, as listed below, are Independent Directors, which means they are not "interested persons" (as defined in the 1940 Act). They are not affiliated with the Funds' adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they reach the mandated retirement age of 75, resign, or are not reelected.

Directors

Name and Age	Position(s) Held with Company	Year Joined Board	Principal Occupation(s) During Past Five Years	Other Directorships
EUGENE H. VAUGHAN, CFA Age: 71	Chairman of the Board and Director [1,3]	1970	Founding Chairman and, formerly (1970 to 2000), President and CEO, Vaughan Nelson Investment Management, LP, an investment counseling firm.	Director, Encore Bank. Founding Chairman, Center for Houston's Future, a non-profit organization. Founding Chairman and former Governor, Association for Investment Management and Research. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation.
ALAN S. DANSON Age: 65	Director [1,3,4]	1991	Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Formerly, Director and Senior Vice President, OptiMark Technologies, Inc., a computerized securities trading service (1996 to 1999).	Director, CaseShare Systems, LLP, a document management company. Director, Gore Range Natural Science School and The Les Streeter Programs, Inc., both of which are non-profit organizations.

Name and Age	Position(s) Held with Company	Year Joined Board	Principal Occupation(s) During Past Five Years	Other Directorships
JOAN D. MANLEY Age: 72	Director [2]	1998	Retired. Formerly, Ms. Manley served in several executive capacities with Time Incorporated, most recently as Group Vice President, Director, and Chairman of Time-Life Books, Inc. and Book of the Month Club, Inc. (1960 to 1984).	Director, Sara Lee Corporation and R.R. Donnelley & Sons Company.
ROBERT P. MASTROVITA Age: 60	Director [3,4]	1998	Private investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997).	Member, Boston Society of Security Analysts. Trustee, Partridge Academy.
TRYGVE E. MYHREN Age: 68	Director [1,2,4]	1996	President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Megunticook Funds, a venture capital firm (1998 to present). Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Time Warner Cable) (1981 to 1988). Formerly, Chairman of the National Cable Television Association (1986-1987).	Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance Committee, the University of Denver. Trustee, Denver Art Museum. Member, Cable Television Hall of Fame.

Name and Age	Position(s) Held with Company	Year Joined Board	Principal Occupation(s) During Past Five Years	Other Directorships
GEORGE W. PHILLIPS Age: 67	Director [2]	1998	Retired. Formerly, President and Chief Executive Officer (1992 to 1997) and Director (1992 to 2002) of Warren Bancorp, Inc. Formerly, President, Chief Executive Officer and Director of Warren Five Cents Savings Bank (1992 to 1997).	Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston.

[1] Member of Executive Committee

[2] Member of Audit Committee

[3] Member of Investment Integrity Committee

[4] Member of Valuation Committee

Committees

The committees of the Board are the Executive Committee, Audit Committee, Investment Integrity Committee and Valuation Committee. The Company also has a Committee on Directors, composed of all of the directors (all of whom are non-interested or "independent") and chaired by Mr. Vaughan, which serves as a nominating committee. The selection and nomination of the Company's independent directors is a matter left to the discretion of such independent directors. The Committee on Directors met one time in 2004. When a vacancy on the Board occurs, the Committee on Directors considers nominees recommended by Fund shareholders. Shareholders desiring to recommend a nominee should send a written recommendation, together with the nominee's resume, to: Chairman, Dreyfus Founders Funds, Inc., 210 University Boulevard, Suite 800, Denver, CO 80206-4658.

Except for certain powers that, under applicable law, may only be exercised by the full Board of Directors, the Executive Committee may exercise all powers and authority of the Board of Directors in the management of the business of the Company. The Executive Committee did not meet in 2004.

The Audit Committee meets periodically with the Company's independent registered public accounting firm, the Chief Compliance Officer of the Funds, and the executive officers of Founders. This Committee, which met six times during 2004, reviews the accounting principles being applied by the Company in financial reporting, the scope and adequacy of internal controls, the responsibilities and fees of the Company's independent registered public accounting firm and other matters. The Investment Integrity Committee, which met four times during 2004, monitors compliance with several Fund policies, including those governing brokerage, trade allocations, proxy voting, cross trades, and the Funds' Code of Ethics. The Valuation Committee, which met four times during 2004, is responsible for determining the methods used to value

Fund securities for which market quotations are not readily available, subject to the approval of the Board. In addition to their in-person meetings during 2004, the members of the Valuation Committee acted on various valuation matters by written consent.

Beneficial Ownership of Securities

The following table gives the dollar range of shares of each Fund, as well as the aggregate dollar range of all Funds advised by Founders, owned by each Director as of December 31, 2004.

	Eugene H. Vaughan	Alan S. Danson	Joan D. Manley	Robert P. Mastrovita	Trygve E. Myhren	George W. Phillips
Balanced	Over $100,000	None	None	$50,001 - $100,000	$1 - $10,000	None
Discovery	None	$1 - $10,000	None	$10,001 - $50,000	$1 - $10,000	$10,001 - $50,000
Equity Growth	Over $100,000	None	$10,001 - $50,000	None	None	None
Government Securitie	None	None	None	None	None	Over $100,000
Growth	Over $100,000	$10,001 - $50,000	$10,001 - $50,000	None	$1 - $10,000	None
International Equity	Over $100,000	$1 - $10,000	None	None	Over $100,000	None
Mid-Cap Growth	Over $100,000	$1 - $10,000	None	$10,001 - $50,000	None	None
Money Market	Over $100,000	None	None	$10,001 - $50,000	None	None
Passport	Over $100,000	None	None	$10,001 - $50,000	Over $100,000	$50,001 - $100,000
Worldwide Growth	Over $100,000	None	None	None	$1 - $10,000	$50,001 - $100,000
Aggregate Holdings of Funds in the Dreyfus Founders Family of Funds	Over $100,000	$10,001 - $50,000	$50,001 - $100,000	Over $100,000	Over $100,000	Over $100,000

None of the Directors owned securities of Founders, the Distributor or their affiliates as of December 31, 2004.

Director Compensation

The following table sets forth, for the fiscal year ended December 31, 2004, the compensation paid by the Company to its directors for services rendered in their capacities as directors of the Company. The Company has no plan or other arrangement pursuant to which any of the Company's directors receive pension or retirement benefits. Therefore, none of the Company's directors has estimated annual benefits to be paid by the Company upon retirement.

Compensation Table

Name of Person, Position [1]	Total compensation from Company (10 Funds total) paid to Directors [2]
Eugene H. Vaughan, Chairman and Director	$53,000
Alan S. Danson, Director	$43,000
Joan D. Manley, Director	$41,000
Robert P. Mastrovita, Director	$43,000
Trygve E. Myhren, Director	$32,000
George W. Phillips, Director	$45,000
TOTAL	$280,500[3]

1. The Chairman of the Board, and the Chairmen of the Company's Audit, Investment Integrity and Valuation Committees each received compensation for serving in such capacities in addition to the compensation paid to all directors.
2. These amounts include the following amounts of deferred compensation accrued on behalf of the following directors during 2004: Mr. Mastrovita $21,500, Mr. Phillips $45,000 and Ms. Manley $10,500.
3. This amount includes compensation of $23,500 paid to a former director of the Company who resigned on August 13, 2004.

In March 2000, the directors adopted a deferred compensation plan pursuant to which they may defer all or a portion of the compensation payable to them as directors of the Company. The deferred amounts are invested in the shares of one or more Funds. Participating directors therefore may be deemed to have an indirect interest in the shares of such Funds in addition to any Fund shares that they may own directly. These indirect interests are included in the table under "Directors and Officers – Beneficial Ownership of Securities."

Officers

The officers of the Company, their ages, positions with the Company, length of time served, and their principal occupations for the last five years appear below. Company officers are elected annually by the Board and continue to hold office until they resign or are removed, or until their successors are elected.

Name and Age	Position(s) Held with Company and Length of Time Served	Principal Occupation(s) During Past Five Years
Richard W. Sabo Age: 47	President since 2000 and Principal Executive Officer since 2002.	Founders' President and Chief Executive Officer, Member of Founders' Board of Managers and Director of The Dreyfus Corporation (1998 to present). Executive Vice President of the Distributor since 2003.
David L. Ray Age: 47	Vice President since 2000, and from 1990 to 1998.	Founders' Senior Vice President – Administration and Treasurer. Vice President of the Distributor since 2003. Employed by Founders and its predecessor company since 1990.
Kenneth R. Christoffersen Age: 49	Secretary since 2000, and from 1996 to 1998.	Founders' Senior Vice President – Legal, General Counsel and Secretary. Assistant Secretary of the Distributor since 2003. Employed by Founders and its predecessor company since 1996.
Robert T. Kelly Age: 35	Treasurer, Principal Financial Officer and Principal Accounting Officer since 2003.	Founders' Vice President of Portfolio Accounting since 2000. Formerly, Assistant Treasurer of the Funds (2000 to 2003), and Head of Equity Desk for ABN Amro Trust Company (Cayman) Limited (1998 to 2000).
Paula S. Maddox Age: 38	Assistant Treasurer since 2002.	Founders' Operations Manager – Portfolio Accounting since 2003. Formerly, Founders' Manager of Fund Accounting (2000 to 2003) and Supervisor of Fund Accounting (1997 to 2000).
Peter M. Greenly Age: 36	Assistant Treasurer since 2002.	Founders' Manager of Portfolio Accounting since 2003. Formerly, Founders' Manager of Private Client Accounting and Operations (2000 to 2003) and Supervisor of Fund Accounting (1998 to 2000).
Kelly J. Harrington Age: 41	Assistant Treasurer since 2003.	Founders' Manager of Settlements since 2000. Formerly, Operations employee for Meridian Investment Management Corp. (1995 to 2000).

Name and Age	Position(s) Held with Company and Length of Time Served	Principal Occupation(s) During Past Five Years
Charles P. Kirschner Age: 36	Assistant Treasurer since 2003.	Founders' Supervisor of Fund Accounting since 2003. Formerly, Founders' Senior Fund Accountant and Team Leader (2002 to 2003) and Corporate Actions/Pricing Specialist (2000 to 2002). Formerly, freelance work (2000) and General Correspondent and Customer Service Representative for OppenheimerFunds Distributor, Inc. (1998 to 1999).
Janelle E. Belcher Age: 47	Chief Compliance Officer since 2004 and Assistant Secretary since 2002.	Founders' Chief Compliance Officer since 2004 and Vice President – Compliance since 2002. Formerly, Founders' Manager of Compliance (2000 to 2002) and Securities Compliance Examiner, Staff Accountant and Team Leader for the U.S. Securities and Exchange Commission (1990 to 2000).
William G. Germenis Age: 34	Anti-Money Laundering Compliance Officer for the Class A, Class B, Class C, Class R, and Class T shares since 2002 and for the Class F shares since 2003.	Vice President and Anti-Money Laundering Officer of MBSC, LLC since 2002. Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and Anti-Money Laundering Compliance Officer of investment companies managed by Dreyfus. Employed by the Distributor since 1998.

As of January 31, 2005, the Company's directors and officers as a group owned less than 1% of the outstanding shares of each class of each Fund, with the following exceptions: Government Securities Fund (Class F) - 1.3%, Growth Fund (Class R) - 1.0%, International Equity Fund (Class F) - 2.7%, and Money Market Fund (Class F) - 8.2%.

Except for Mr. Germenis, each of the Company's directors and officers may be contacted at the Funds' address: 210 University Boulevard, Suite 800, Denver, Colorado 80206-4658. Mr. Germenis may be contacted at 200 Park Avenue, New York, New York 10166.

INVESTMENT ADVISER, DISTRIBUTOR AND OTHER SERVICE PROVIDERS

Investment Adviser

Founders serves as investment adviser to the Funds. Founders is a wholly-owned subsidiary of the Distributor, which is a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus"), which is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). As described below under "Distributor," the Distributor serves as the distributor of the Funds. Dreyfus serves as the investment adviser to the Dreyfus family of mutual funds. The Distributor and Dreyfus are located at 200 Park Avenue, New York, New York 10166. Mellon Financial is a global financial holding company incorporated under Pennsylvania law in 1971 and registered under the Federal Bank Holding Company Act of 1956, as amended. Mellon Financial is located at One Mellon Bank Center, 500 Grant Street, Pittsburgh, Pennsylvania 15258. Mellon Financial provides a comprehensive range of financial products and services in domestic and selected international markets.

Mellon Financial and its affiliates may have deposit, loan and commercial banking or other relationships with the issuers of securities purchased by a Fund. Founders has informed the Company that in making its investment decisions it does not obtain or use material inside information that Mellon Financial or its affiliates may possess with respect to such issuers.

Under the investment advisory agreement between the Company, on behalf of each Fund, and Founders, Founders furnishes investment management and administrative services to the Funds, subject to the overall supervision of the Board of Directors of the Company. In addition, Founders provides office space and facilities for the Funds and pays the salaries, fees and expenses of all Founders officers and other employees connected with the operation of the Company. Subject to the fee waivers described below, the Funds compensate Founders for its services by the payment of fees computed daily and paid monthly as follows:

Mid-Cap Growth and Growth Funds

On Assets in Excess of	But Not Exceeding	Annual Fee
$0	$30,000,000	1.00%
30,000,000	300,000,000	0.75%
300,000,000	500,000,000	0.70%
500,000,000	---	0.65%

Equity Growth and Balanced Funds

On Assets in Excess of	But Not Exceeding	Annual Fee
$0	$250,000,000	0.65%
250,000,000	500,000,000	0.60%
500,000,000	750,000,000	0.55%
750,000,000	---	0.50%

Money Market Fund

On Assets in Excess of	But Not Exceeding	Annual Fee
$0	$250,000,000	0.50%
250,000,000	500,000,000	0.45%
500,000,000	750,000,000	0.40%
750,000,000	---	0.35%

Government Securities Fund

On Assets in Excess of	But Not Exceeding	Annual Fee
$0	$250,000,000	0.65%
250,000,000	---	0.50%

Discovery, Passport, International Equity and Worldwide Growth Funds

On Assets in Excess of	But Not Exceeding	Annual Fee
$0	$250,000,000	1.00%
250,000,000	500,000,000	0.80%
500,000,000	---	0.70%

The investment advisory fees are calculated based on each Fund's net assets as a whole, and are then allocated among each Fund's respective Classes based on their relative net assets.

The net assets of the Funds at the end of fiscal year 2004 were as follows: Balanced Fund - $93,366,358; Discovery Fund - $715,812,602; Equity Growth Fund - $237,549,173; Government Securities Fund - $10,136,317; Growth Fund - $437,878,118; International Equity Fund - $38,960,067; Mid-Cap Growth Fund - $123,181,220; Money Market Fund - $36,057,711; Passport Fund - $124,268,727; and Worldwide Growth Fund - $88,608,180.

The Funds pay all of their expenses not assumed by Founders, including fees and expenses of all members of the Board of Directors, of advisory boards or of committees of the Board of Directors; compensation of the Funds' custodian, transfer agent and other agents; an allocated portion of premiums for insurance required or permitted to be maintained under the 1940 Act; expenses of computing the Funds' daily per share net asset value; legal and accounting expenses; brokerage commissions and other transaction costs; interest; all federal, state and local taxes (including stamp, excise, income and franchise taxes); fees payable under federal and state law to register or qualify the Funds' shares for sale; an allocated portion of fees and expenses incurred in connection with membership in investment company organizations and trade associations; preparation of prospectuses (including typesetting) and printing and distribution thereof to existing shareholders; expenses of local representation in Maryland; and expenses of shareholder and directors meetings and of preparing, printing and distributing reports to shareholders. The Company also has the obligation for expenses, if any, incurred by it in connection with litigation, proceedings or claims, and the legal obligation it may have to indemnify its officers and directors with respect thereto. In addition, Class B, Class C, Class F and Class T shares are subject to an annual distribution fee and Class A, Class B, Class C, and Class T shares are subject to an annual service fee. See "Distribution Plans and Shareholder Services Plans."

As described in the applicable Prospectuses, certain expenses of some of the Funds are being reimbursed or waived voluntarily by Founders or its affiliates pursuant to a written commitment to the Funds. These fee waivers and expense limitations are summarized below:

Balanced Fund

Founders has agreed to reimburse (or to cause its affiliates to reimburse) the Class R and Class T share classes of the Balanced Fund for certain transfer agency expenses pursuant to a contractual commitment. This commitment will extend through at least August 31, 2006, and will not be terminated without prior notification to the Company's Board of Directors.

Government Securities Fund

Founders has agreed to absorb all marketing expenses of the Government Securities Fund in excess of the 12b-1 fees needed to compensate third parties distributing the Fund or servicing Fund shareholders. In addition, Founders has agreed to waive the portion of its annual management fee for the Government Securities Fund that exceeds 0.35% of the first $250,000,000 of the Fund's average net assets and 0.20% of the Fund's average net assets in excess of $250,000,000. These waivers will continue through at least August 31, 2006, and will not be terminated without prior notification to the Company's Board of Directors.

International Equity Fund

Founders has agreed to waive the portion of its annual management fee for the International Equity Fund that exceeds 0.75% of the Fund's average net assets, and to limit the annual expenses of the International Equity Fund (net of any credits received from the Fund's custodian and any brokerage offsets) to 1.40% for the Fund's Class A and Class F shares, 2.15% for the Fund's Class B and Class C shares, 1.15% for the Fund's Class R shares, and 1.65% for the Fund's Class T shares. The management fee waiver and expense limitations are permanent.

Money Market Fund

Founders has agreed to waive the portion of its annual management fee for the Money Market Fund that exceeds 0.45% of the first $250,000,000 of the Fund's average net assets, 0.40% of the next $250,000,000 of the Fund's average net assets, 0.35% of the next $250,000,000 of the Fund's average net assets, and 0.30% of the Fund's average net assets in excess of $750,000,000. The management fee waiver will continue through at least August 31, 2006, and will not be terminated without prior notification to the Company's Board of Directors.

For the fiscal years ended December 31 2004, 2003, and 2002, the management fee for each Fund, the amounts waived by Founders, and the actual net fees paid by each Fund were as follows:

Fund	Management Fee			Reduction in Fee			Net Fee Paid		
	2004	2003	2002	2004	2003	2002	2004	2003	2002
Balanced	$710,424	$842,158	$1,359,938	$0	$0	$0	$710,424	$842,158	$1,359,938
Discovery	$6,304,317	$5,896,047	$6,900,672	$0	$0	$0	$6,304,317	$5,896,047	$6,900,672
Equity Growth	$1,494,659	$1,371,576	$1,546,748	$0	$0	$0	$1,494,659	$1,371,576	$1,546,748
Government Securities	$72,472	$94,631	$86,201	$33,449	$43,676	$39,785	$39,023	$50,955	$46,416
Growth	$3,511,652	$3,724,570	$4,719,908	$0	$0	$0	$3,511,652	$3,724,570	$4,719,908
International Equity	$385,226	$333,061	$439,153	$96,307	$83,265	$109,788	$288,919	$249,796	$329,365
Mid-Cap Growth	$1,044,064	$1,067,149	$893,571	$0	$0	$0	$1,044,064	$1,067,149	$893,571
Money Market	$200,838	$265,945	$338,156	$20,084	$26,595	$33,816	$180,754	$239,350	$304,340
Passport	$1,235,823	$971,277	$1,067,385	$0	$0	$0	$1,235,823	$971,277	$1,067,385
Worldwide Growth	$881,782	$814,540	$969,019	$0	$0	$0	$881,782	$814,540	$969,019

The advisory agreement between Founders and the Company on behalf of each of the Funds was approved by the shareholders of each Fund at a shareholders' meeting of the Company held on February 17, 1998 for an initial term ending May 31, 1999. The advisory agreement was renewed on August 13, 2004 by the Company's Board of Directors, including all of the Independent Directors, for a period ending August 31, 2005. The advisory agreement may be continued from year to year thereafter either by the vote of a majority of the entire Board of Directors or by the vote of a majority of the outstanding voting securities of each Fund, and in either case, after review, by the vote of a majority of the Independent Directors of the Company, cast in person at a meeting called for the purpose of voting on such approval.

In determining to renew the advisory agreement on August 13, 2004, the Board of Directors reviewed a wide variety of materials and considered numerous factors, including, but not limited to:

(1)   the nature, quality, and extent of services furnished by Founders to each Fund and, after considering such factors, determined, among other things, that the breadth and quality of investment advisory and other services provided to the Funds are satisfactory, as evidenced in part by the recent performance records of the Funds, that Founders has made significant expenditures in the past year and in prior years to ensure that it has the sophisticated systems and highly-trained personnel necessary for it to be able to continue to provide high quality services, that Founders or its affiliates have provided the highest quality financial, compliance and regulatory, administrative, custody, shareholder, and transfer agent services to the Funds, while charging fair, reasonable, and competitive fees;

(2)   the advantages to each Fund of having an adviser that is associated with Mellon Financial, a global organization which offers resources to Founders that assist Founders in providing services to the Funds; such resources include investment management, securities trading, accounting, administrative, legal, and compliance support;

(3)   the extent to which economies of scale and common management are shared with each Fund, noting that all of the Funds have breakpoints in their advisory fee schedules;

(4)   the risks assumed by Founders in providing investment advisory services to the Funds, such as capital commitments made to ensure the continuation of the highest quality of service to the Funds even though the Funds' advisory relationships with Founders can be terminated at any time and must be renewed on an annual basis;

(5)   the possibility of retaining an alternative adviser, and determined that the satisfactory services being provided by Founders to the Funds, Fund shareholders'

confidence in Founders, and Founders' access to extensive investment management expertise of Mellon Financial, including its retention of highly qualified investment personnel in other Mellon Financial subsidiaries as co-employees of Founders, precluded the necessity for consideration of alternative sources to provide these services;

(6)   the investment performance of each Fund and determined that although certain of the Funds have experienced performance difficulties, more recent performance results have shown substantial improvement; Founders has focused its efforts on seeking to improve the performance records of all the Funds and has taken and will continue to take steps to seek continuing improvement;

(7)   the advisory fee structure, including a comparison of the Funds' advisory fees and expense ratios to peer groups of funds, and determined that the Funds' investment advisory fees and expense ratios are competitive, noting that Founders has initiated voluntary expense caps and fee waivers for certain Funds; Lipper Inc., an independent consultant, provided the Board the data on the peer groups of funds;

(8)   Founders' dedication to regulatory compliance;

(9)   profitability to Founders, and determined that Founders' profits from providing advisory services to the Funds are reasonable; Lipper provided the Board an adviser profitability analysis; and

(10) ancillary benefits to Founders, including the benefits of serving directly or through affiliates as the principal underwriter, transfer agent, custodian, and/or administrative agent for one or more of the Funds, and the research assistance Founders receives from the use of soft dollars generated from Fund portfolio transactions.

Based on the Board's evaluation of the foregoing and such other matters as the Board considered to be relevant in the exercise of reasonable judgment, the Board, all of whose members are Independent Directors, concluded that the existing advisory fee structure is fair and reasonable and the renewal of the advisory agreement was in the best interests of the Funds and their shareholders. In arriving at its decision, the Board did not single out any one factor or group of factors as being more important than other factors, but considered all factors together.

With respect to each Fund, the advisory agreement may be terminated without penalty at any time by the Board of Directors of the Company or by vote of a majority of the outstanding securities of the Fund on 60 days' written notice to Founders or by Founders on 60 days' written notice to the Company. The agreement will terminate automatically if it is assigned, as that term is defined in the 1940 Act. The agreement provides that each Fund may use the word "Founders" in its name and business only as long as the agreement remains in effect. Finally, the agreement provides that Founders shall not be subject to any liability in connection with matters to which the agreement

relates in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of duty.

Founders and its predecessor companies have been providing investment management services since 1938. In addition to serving as adviser to the Funds, Founders serves as investment adviser or sub-adviser to various other mutual funds and private accounts. The officers of Founders include Stephen E. Canter, Chairman; Richard W. Sabo, President and Chief Executive Officer; Janelle E. Belcher, Vice President and Chief Compliance Officer; Kenneth R. Christoffersen, Senior Vice President, General Counsel and Secretary; John B. Jares, Vice President; Robert T. Kelly, Vice President; David L. Ray, Senior Vice President, Treasurer and Assistant Secretary; William L. Reith, Vice President; Richard A. Sampson, Senior Vice President; Tracy P. Stouffer, Vice President; and Lisa G. Warshafsky, Vice President. The affiliations of Messrs. Sabo, Ray, Christoffersen, and Kelly and Ms. Belcher with the Company are shown under the "Directors and Officers" section of this SAI.

Portfolio Managers

Other Accounts Managed. As of December 31, 2004, for each Fund portfolio manager who manages more than one Fund or who manages other accounts, the information below shows the number and total assets of the accounts managed by the portfolio manager. Unless otherwise noted, the advisory fee for these accounts is not based on the performance of the account.

Remi J. Browne

	Dreyfus Founders Funds Managed	Other Registered Investment Companies Managed	Other Pooled Investment Vehicles Managed	Other Accounts Managed
Number	2	3	1	9
Total Assets	$130 million	$375 million	$278 million	$664 million

Margaret Danuser

	Dreyfus Founders Funds Managed	Other Registered Investment Companies Managed	Other Pooled Investment Vehicles Managed	Other Accounts Managed
Number	2	0	0	0
Total Assets	$46 million	$0	$0	$0

John B. Jares

	Dreyfus Founders Funds Managed	Other Registered Investment Companies Managed	Other Pooled Investment Vehicles Managed	Other Accounts Managed
Number	5	2	0	2
Total Assets	$996 million	$98 million	$0	$3 million

Daniel B. LeVan

	Dreyfus Founders Funds Managed	Other Registered Investment Companies Managed	Other Pooled Investment Vehicles Managed	Other Accounts Managed
Number	2	3	1	7
Total Assets	$130 million	$211 million	$44 million	$1.5 billion

Bradley C. Orr

	Dreyfus Founders Funds Managed	Other Registered Investment Companies Managed	Other Pooled Investment Vehicles Managed	Other Accounts Managed
Number	1	3*	0	1
Total Assets	$743 million	$342 million	$0	$2 million

* The advisory fee for one of these accounts, which has total assets of $226 million, is based on the performance of the account.

James (J.D.) Padgett

	Dreyfus Founders Funds Managed	Other Registered Investment Companies Managed	Other Pooled Investment Vehicles Managed	Other Accounts Managed
Number	1	3*	0	1
Total Assets	$743 million	$342 million	$0	$2 million

* The advisory fee for one of these accounts, which has total assets of $226 million, is based on the performance of the account.

Jeffrey R. Sullivan

	Dreyfus Founders Funds Managed	Other Registered Investment Companies Managed	Other Pooled Investment Vehicles Managed	Other Accounts Managed
Number	2	2	0	0
Total Assets	$130 million	$51 million	$0	$0

Conflicts of interest may arise when a portfolio manager has day-to-day management responsibilities with respect to more than one Fund or other account. More specifically, portfolio managers who manage multiple Funds and/or other accounts are presented with the following potential conflicts:

- The management of multiple Funds and/or other accounts may result in a portfolio manager devoting unequal time and attention to the management of a Fund and/or other account. Founders seeks to manage such competing interests by having portfolio managers focus on a portfolio investment discipline. Most other accounts managed by a portfolio manager are managed using the same investment strategies that are used in connection with the management of the Funds. For accounts managed by a portfolio manager with differing investment strategies, less time may be spent on an account's investment strategy than if the portfolio manager only managed accounts with all of the same

investment strategies.

• If a portfolio manager identifies a limited investment opportunity which may be suitable for more than one Fund or other account, a Fund may not be able to take full advantage of that opportunity due to an allocation of filled purchase or sale orders across all eligible Funds and other accounts. To deal with these situations, Founders has adopted procedures designed to ensure that, over time, allocations of trades and initial public offering ("IPO") securities among eligible Funds and other accounts is fair and equitable.

• The appearance of a conflict of interest may arise where Founders has an incentive, such as a performance-based management fee, which relates to the management of one Fund or account but not all Funds and accounts with respect to which a portfolio manager has day-to-day management responsibilities.

Founders and the Funds have adopted certain compliance procedures which are designed to address these types of conflicts. However, there is no guarantee that such procedures will detect each and every situation in which a conflict arises.

In addition, conflicts of interest may arise when a portfolio manager makes personal investments in securities, including securities that may be purchased or held by the Funds or other accounts. Founders and the Funds have adopted a code of ethics that is designed to address such conflicts of interest. See "Additional Information – Code of Ethics." However, there is no guarantee that the code of ethics will detect each and every situation in which a conflict arises.

Compensation. The Funds' portfolio managers are divided into four groups for compensation purposes: Denver-based equity portfolio managers, Denver-based assistant portfolio managers, Boston-based portfolio managers, and the fixed income manager. The compensation program applicable to each of these groups is described below. The Funds' portfolio managers are compensated by Founders or its affiliates, and not by the Funds.

• *Denver-based equity portfolio managers (Messrs. Jares, Orr and Padgett and Ms. Stouffer).* The portfolio managers' cash compensation is comprised primarily of a market-based salary and an incentive compensation plan. The incentive compensation plan is comprised of three components: portfolio performance (weighted 70%), individual qualitative performance (weighted 20%) and Founders' financial performance as measured by Founders' recurring operating income (weighted 10%). Up to 10% of the incentive plan compensation may be paid in Mellon Financial restricted stock.

Portfolio performance is measured by the 1-year (weighted 50%), two-year (weighted 25%) and 3-year (weighted 25%) pre-tax annualized total return of all of the portfolio manager's accounts relative to the annualized total return of the appropriate Lipper peer group, measured quarterly. The performance of the Class F shares of the

Funds is used as a proxy for the performance of any other accounts managed in substantially the same manner by the same portfolio manager or group of managers (these groups of accounts are referred to as "product lines"). For product lines that do not include a Dreyfus Founders Fund, performance is measured using the largest share class of the largest mutual fund in the group. If a portfolio manager manages more than one product line, his or her incentive compensation is determined by weighting the performance of the various product lines he or she manages, generally based on their relative assets. A portfolio manager will receive more incentive compensation the higher within the relevant Lipper peer group his or her product line(s) is ranked, and will receive less or no incentive compensation (for the performance component of the formula) if his or her product line(s) ranks lower within its peer group.

Individual qualitative performance is based on an evaluation of the portfolio manager's performance by Founders' President and/or Director of Investments. Performance is measured against expectations established from some or all of the following categories: marketing contributions; new product development; performance on special assignments; people development; methodology enhancements; support to colleagues, fund growth/gain in market share, portfolio turnover and cash management. The President and/or Director of Investments may consider additional factors at their discretion.

Certain portfolio managers have been guaranteed minimum incentive compensation awards for certain calendar years.

• *Denver-based assistant portfolio managers (Messrs. Crowe and Johnson).* The assistant portfolio managers' cash compensation is comprised primarily of a market-based salary and an incentive compensation plan. The incentive compensation plan is comprised of three components: portfolio performance (weighted 35%), individual qualitative performance (weighted 55%) and Founders' financial performance as measured by Founders' recurring operating income (weighted 10%). Up to 10% of the incentive plan compensation may be paid in Mellon Financial restricted stock.

For calendar year 2005, ninety percent of the portfolio performance component will be based on the 1-year (weighted 50%), 2-year (weighted 25%) and 3-year (weighted 25%) pre-tax annualized total return of the accounts managed by the assistant portfolio manager's team (evaluated separately and equally weighted). The remaining 10% of this component will be based on the 1-year (weighted 50%), 2-year (weighted 25%) and 3-year (weighted 25%) pre-tax annualized total return of the accounts managed by Founders' other equity portfolio management teams (equally weighted). Annualized total return is evaluated relative to the annualized total return of the appropriate Lipper peer groups for the respective accounts, measured quarterly. The performance of the non-Dreyfus Founders Fund accounts in each product line is determined in the same manner as described above for the Denver-based equity portfolio managers. An assistant portfolio manager will receive more incentive compensation the higher within the relevant Lipper peer groups the product lines are ranked, and will receive less or no incentive compensation (for the performance

component of the formula) if product lines rank lower within their peer groups. Assistant portfolio managers are also eligible to receive an additional incentive award based on the 1-year pre-tax total return of the accounts for which they act as assistant portfolio manager relative to the total return of the appropriate Lipper peer group.

Individual qualitative performance is based on an evaluation of the assistant portfolio manager's performance by the portfolio manager to whom the assistant manager reports. Performance is evaluated based on the assistant portfolio manager's investment analytical performance, attitude/teamwork and accomplishment of individual goals established by the portfolio manager.

- *Boston-based portfolio managers (Messrs. Browne, LeVan and Sullivan).* These portfolio managers are dual employees of Founders and The Boston Company Asset Management, LLC ("TBCAM"), which is also an indirect, wholly owned subsidiary of Mellon Financial. The portfolio managers' cash compensation is comprised primarily of a market-based salary and incentive compensation plans (annual and long term incentive). Funding for the TBCAM Annual Incentive Plan and Long Term Incentive Plan is through a pre-determined fixed percentage of overall TBCAM profitability. Therefore, all bonus awards are based initially on TBCAM's financial performance. The portfolio managers are eligible to receive annual cash bonus awards from the Annual Incentive Plan. Annual incentive opportunities are pre-established for each individual, expressed as a percentage of base salary ("target awards"). Annual awards are determined by applying multiples to this target award (0-2 times target award represents a portfolio manager's range of opportunity) and are capped at a maximum range of incentive opportunity for the job category. Awards are 100% discretionary and, regardless of performance, are subject to pool funding availability. For Messrs. Browne and LeVan, a significant portion of the target opportunity awarded is based upon the one-year and three-year (weighted more heavily) pre-tax performance of the portfolio manager's accounts relative to the performance of the appropriate Lipper/Morningstar (for mutual funds) and Callan (for other accounts) peer groups. Other factors considered in determining the award are individual qualitative performance and the asset size and revenue growth of the products managed. For Mr. Sullivan, awards are distributed to the respective product teams (in the aggregate) based upon product performance relative to TBCAM-wide performance measured on the same basis as described above. Further allocations are made to specific team members by the product portfolio manager based upon sector contribution and other qualitative factors.

The portfolio managers are also eligible to participate in the TBCAM Long Term Incentive Plan. This plan provides for an annual award, payable in cash after a three-year vesting period. The value of the award increases during the vesting period based upon the growth in TBCAM's net income.

- *Fixed income manager (Ms. Danuser).* The portfolio manager's cash compensation is comprised primarily of a market-based salary and an incentive compensation plan. The incentive compensation plan is based on individual qualitative performance as evaluated by Founders' President and Director of Investments.

48

Other Compensation.   Certain portfolio managers and assistant portfolio managers are also eligible to participate in Mellon Financial's Long Term Incentive Plan. Under that plan, Mellon Financial restricted stock is awarded at the discretion of Founders' President based on individual performance and contributions to the Investment Department and the Mellon Financial organization.

Portfolio managers and assistant portfolio managers whose compensation exceeds certain levels may elect to defer portions of their base salaries and/or incentive compensation pursuant to Mellon Financial's deferred compensation plan.

Ownership of Securities.   The following information shows the beneficial ownership by each Fund portfolio manager in the Fund(s) they manage (except Money Market Fund), as of December 31, 2004.

Remi J. Browne
International Equity	$10,001 - $50,000
Worldwide Growth	$10,001 - $50,000

Daniel E. Crowe
Mid-Cap Growth	$100,001 - $500,000

Margaret Danuser
Government Securities	none

John B. Jares
Balanced	none
Equity Growth	$100,001 - $500,000
Growth	$100,001 - $500,000
Mid-Cap Growth	none
Worldwide Growth	none

John Johnson
Balanced	$10,001 - $50,000

Daniel B. LeVan
International Equity	none
Worldwide Growth	none

Bradley C. Orr
    Discovery $50,001 - $100,000

James (J.D.) Padgett
    Discovery $10,001 - $50,000

Tracy Stouffer
    Passport $100,001 - $500,000

Jeffrey R. Sullivan
    International Equity $1 - $10,000
    Worldwide Growth $1 - $10,000

Distributor

Dreyfus Service Corporation, located at 200 Park Avenue, New York, New York 10166, serves as the Funds' distributor (the "Distributor") on a best efforts basis. Founders is a wholly-owned subsidiary of the Distributor.

The amounts retained on the sale of Fund shares by the Distributor from sales loads and contingent deferred sales charges ("CDSCs"), as applicable, with respect to Class A, Class B, Class C and Class T shares, for the fiscal years ended December 31, 2004, 2003, and 2002 are set forth below.

	Year ended December 31,		
	2004	**2003**	**2002**
Balanced			
Class A	$944	$303	$6,982
Class B	$7,521	$6,150	$10,265
Class C	$453	$2	$0
Class T	$0	$41	$0
Discovery			
Class A	$6,218	$2,399	$149,840
Class B	$63,542	$67,480	$321,072
Class C	$912	$139	$8,211
Class T	$9	$8	$10
Equity Growth			
Class A	$2,331	$1,157	$3,016
Class B	$10,178	$8,955	$23,430
Class C	$624	$163	$362
Class T	$0	$0	$0

Growth

Class A	$2,556	$622	$11,353
Class B	$32,772	$37,121	$178,149
Class C	$25	$80	$411
Class T	$0	$19	$42

International Equity

Class A	$440	$94	$47,308
Class B	$11,655	$10,862	$31,464
Class C	$0	$85	$0
Class T	$72	$10	$13

Mid-Cap Growth

Class A	$6,574	$572	$686
Class B	$4,076	$2,629	$1,572
Class C	$1,034	$269	$915
Class T	$12	$33	$73

Passport

Class A	$25,018	$6,036	$25,029
Class B	$54,064	$60,309	$224,196
Class C	$22,990	$3,283	$5,550
Class T	$104	$304	$4,433

Worldwide Growth

Class A	$888	$1,546	$0
Class B	$5,293	$5,371	$8,477
Class C	$50	$19	$0
Class T	$10	$0	$0

The provisions for the continuation, termination and assignment of the Funds' agreement with the Distributor are identical to those described above with regard to the investment advisory agreement.

The Distributor compensates certain financial institutions (which may include banks), securities dealers ("Selected Dealers") and other industry professionals (collectively, "Service Agents") for selling Class A and Class T shares of the Funds subject to a CDSC, and Class B and Class C shares of the Funds at the time of purchase from its own assets. The proceeds of the CDSC and fees pursuant to the Company's Class B, C and T Distribution Plan (as described below), in part, are used to defray these expenses. The Distributor also may act as a Service Agent and retain sales loads and CDSCs and Distribution Plan fees. For purchases of Class A and Class T shares of the Funds subject to a CDSC, the Distributor generally will pay Service Agents on new investments made through such Service Agents a commission of up to 1% of the amount invested. For purchases of Class B and Class C shares of the

Funds, the Distributor generally will pay Service Agents on new investments made through such Service Agents 4% and 1%, respectively, of the net asset value of such shares purchased by their clients.

The Distributor may pay Service Agents that have entered into agreements with the Distributor a fee based on the amount invested through such Service Agents in Class A, Class B, Class C, Class R or Class T shares by employees participating in qualified or non-qualified employee benefit plans, including pension, profit-sharing and other deferred compensation plans, whether established by corporations, partnerships, non-profit entities or state and local governments ("Retirement Plans"), or other programs. The term "Retirement Plans" does not include IRAs, IRA "Rollover Accounts" or IRAs set up under a Simplified Employee Pension Plan ("SEP-IRAs"). Generally, the Distributor may pay such Service Agents a fee of up to 1.00% of the amount invested through the Service Agents. The Distributor, however, may pay Service Agents a higher fee and reserves the right to cease paying these fees at any time. The Distributor will pay such fees from its own funds, other than amounts received from the Funds, including past profits or any other source available to it. Sponsors of such Retirement Plans or the participants therein should consult their Service Agent for more information regarding any such fee payable to the Service Agent.

The Distributor may provide additional cash payments out of its own resources to financial intermediaries that sell shares of the Funds or provide other services. Such payments are in addition to any sales charges, 12b-1 fees, sub-transfer agency fees and/or shareholder services fees paid by the Funds. These additional payments may be made to Service Agents, including affiliates, that provide shareholder servicing, sub-administration, record-keeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the Service Agent. Cash compensation also may be paid to Service Agents for inclusion of a Fund on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." In some cases, these payments may create an incentive for a Service Agent to recommend or sell shares of the Fund to you. Please contact your Service Agent for details about any payments they may receive in connection with the sale of Fund shares or the provision of services to the Funds.

From time to time, the Distributor also may provide cash or non-cash compensation to Service Agents in the form of: occasional gifts; occasional meals, tickets, or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

Transfer Agent and Custodian

Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, serves as the Funds' transfer and dividend disbursing agent (the "Transfer Agent"). The Transfer Agent is located at 200 Park Avenue, New York, New York 10166. Under a transfer

agency agreement with the Company, the Transfer Agent arranges for the maintenance of shareholder account records for each Fund, the handling of certain communications between shareholders and the Funds, and the payment of dividends and distributions payable by the Funds. For these services, the Transfer Agent receives a monthly fee computed on the basis of the number of shareholder accounts it maintains for the Funds during the month, and is reimbursed for certain out-of-pocket expenses.

Mellon Bank N.A., a wholly-owned subsidiary of Mellon Financial, acts as the custodian (the "Custodian") of the Funds' investments, and is located at One Mellon Bank Center, 500 Grant Street, Pittsburgh, Pennsylvania 15258. The Custodian has no part in determining the investment policies of the Funds or which securities are to be purchased or sold by the Funds. Under a custody agreement with the Funds, the Custodian holds the Funds' securities and keeps all necessary accounts and records. For its custody services, the Custodian receives a monthly fee based on the market value of each Fund's assets held in custody and receives certain securities transaction charges.

PURCHASE OF SHARES

General. Balanced, Discovery, Equity Growth, Growth, International Equity, Mid-Cap Growth, Passport, and Worldwide Growth Funds are referred to as the Equity Funds. Government Securities and Money Market Funds are referred to as the Income Funds. The Equity Funds offer multiple classes of shares. Class A, Class B, Class C, Class F, Class R and Class T shares are available for the Equity Funds. The Income Funds offer Class F shares.

Class A, Class B, Class C and Class T shares may be purchased only by clients of certain Service Agents, including the Distributor. Subsequent purchases may be sent directly to the Transfer Agent, or your Service Agent.

Class R shares are offered only to (i) bank trust departments and other financial service providers (including the Custodian and its affiliates) acting on behalf of their customers having a qualified trust or investment account or relationship at such institution, or to customers who have received and hold Class R shares of a Fund distributed to them by virtue of such an account or relationship, and (ii) institutional investors acting for themselves or in a fiduciary, advisory, agency, custodial or similar capacity for Retirement Plans and SEP-IRAs. Class R shares may be purchased for a Retirement Plan or SEP-IRA only by a custodian, trustee, investment manager or other entity authorized to act on behalf of such Retirement Plan or SEP-IRA. In addition, holders of Class R shares of a Fund who have held their shares since June 5, 2003 may continue to purchase Class R shares of the Fund for their existing accounts whether or not they would otherwise be eligible to do so. Institutions effecting

transactions in Class R shares for the accounts of their clients may charge their clients direct fees in connection with such transactions.

Class F shares generally are offered only to persons or entities who have continuously maintained an account with any Fund since December 30, 1999. These include, without limitation, customers of certain financial institutions which offer Retirement Plan programs and which have had relationships with Founders and/or any Fund continuously since December 30, 1999. See the Class F Prospectus for more detailed information regarding eligibility to purchase Class F shares.

The Company does not issue stock certificates. The Company reserves the right to reject any purchase order.

When purchasing Fund shares, you must specify which Class is being purchased. Your Service Agent can help you choose the share class that is appropriate for your investment. The decision as to which Class of shares is most beneficial to you depends on a number of factors, including the amount and the intended length of your investment in the Fund. Please refer to the Funds' prospectuses for a further discussion of those factors.

In many cases, neither the Distributor nor the Transfer Agent will have the information necessary to determine whether a quantity discount or reduced sales charge is applicable to a purchase. You or your Service Agent must notify the Distributor whenever a quantity discount or reduced sales charge is applicable to a purchase and must provide the Distributor with sufficient information at the time of purchase to verify that each purchase qualifies for the privilege or discount.

Service Agents may receive different levels of compensation for selling different Classes of shares. Management understands that some Service Agents may impose certain conditions on their clients which are different from those described in the Company's Prospectuses and this SAI and, to the extent permitted by applicable regulatory authority, may charge their clients direct fees. As discussed under "Investment Adviser, Distributor and Other Service Providers – Distributor," Service Agents may receive revenue sharing payments from the Distributor. The receipt of such payments could create an incentive for a Service Agent to recommend or sell shares of a Fund instead of other mutual funds where such payments are not received. Please contact your Service Agent for details about any payments they may receive in connection with the sale of Fund shares or the provision of services to the Funds.

Except as stated below, the minimum initial investment for all Classes is $1,000, and the minimum subsequent investment is $100. However, with respect to Class F, the minimum initial investment for IRA and UGMA/UTMA accounts is $500, and there is no minimum required if you begin an automatic investment plan or payroll deduction program of $50 or more per month or per pay period. With respect to Classes A, B, C and T, the minimum initial investment is $750 for Dreyfus-sponsored Keogh Plans, IRAs (including regular IRAs, spousal IRAs for a non-working spouse, Roth IRAs, SEP-IRAs

and IRA "Rollover Accounts") and 403(b)(7) Plans with only one participant and $500 for Dreyfus-sponsored Education Savings Accounts, with no minimum for subsequent purchases. The initial investment must be accompanied by the Account Application. The Company reserves the right to offer Fund shares without regard to minimum purchase requirements to employees participating in certain Retirement Plans or other programs where contributions or account information can be transmitted in a manner and form acceptable to the Company. The Company reserves the right to vary further the initial and subsequent investment minimum requirements at any time.

Founders' employees and their household family members may open accounts in Class F shares of a Fund with a minimum initial investment of $250. The minimum additional investment by such persons is $25.The Internal Revenue Code of 1986, as amended (the "Code"), imposes various limitations on the amount that may be contributed to certain Retirement Plans or government-sponsored programs. These limitations apply with respect to participants at the plan level and, therefore, do not directly affect the amount that may be invested in a Fund by a Retirement Plan or government-sponsored programs. Participants and plan sponsors should consult their tax advisers for details.

Fund shares (other than Class F shares) also may be purchased through Dreyfus Automatic Asset Builder®, Dreyfus Payroll Savings Plan and Dreyfus Government Direct Deposit Privilege described under "Shareholder Services." These services enable you to make regularly scheduled investments and may provide you with a convenient way to invest for long-term financial goals. You should be aware, however, that periodic investment plans do not guarantee a profit and will not protect an investor against loss in a declining market.

Fund shares are sold on a continuous basis. Net asset value per share is determined as described under "Pricing of Shares."

If an order is received in proper form by the Transfer Agent or any other entity authorized to receive orders on behalf of the Company by the close of regular trading on the floor of the New York Stock Exchange (the "NYSE") (usually 4:00 p.m. Eastern time) on a day the NYSE is open, Fund shares will be purchased at the public offering price determined as of the close of trading on the floor of the NYSE on that day. Otherwise, Fund shares will be purchased at the public offering price determined as of the close of regular trading on the floor of the NYSE on the next day the NYSE is open, except where shares are purchased through a dealer as provided below.

Orders for the purchase of Fund shares received by dealers by the close of regular trading on the floor of the NYSE on a day the NYSE is open and transmitted to the Distributor or its designee by the close of its business day (usually 5:15 p.m. Eastern time) will be based on the public offering price per share determined as of the close of regular trading on the floor of the NYSE on that day. Otherwise, the orders will be based on the next determined public offering price. It is the dealer's responsibility to transmit orders so that they will be received by the Distributor or its designee before the

close of its business day. For certain institutions that have entered into agreements with the Distributor, payment for the purchase of Fund shares may be transmitted, and must be received by the Transfer Agent, within three business days after the order is placed. If such payment is not received within three business days after the order is placed, the order may be canceled and the institution could be held liable for resulting fees and/or losses.

Federal regulations require that you provide a certified taxpayer identification number ("TIN") upon opening or reopening an account. See the Account Application for further information concerning this requirement. Failure to furnish a certified TIN to the Company could subject you to a $50 penalty imposed by the Internal Revenue Service.

Class A Shares. The public offering price for Class A shares of the Equity Funds is the net asset value per share of that Class plus a sales load as shown below:

	Total Sales Load – Class A		
Amount of Transaction	As a % of offering price per share	As a % of net asset value per share	Dealers' Reallowance as a % of offering price
Less than $50,000	5.75	6.10	5.00
$50,000 to less than $100,000	4.50	4.70	3.75
$100,000 to less than $250,000	3.50	3.60	2.75
$250,000 to less than $500,000	2.50	2.60	2.25
$500,000 to less than $1,000,000	2.00	2.00	1.75
$1,000,000 or more	-0-	-0-	-0-

A contingent deferred sales charge ("CDSC") of 1% will be assessed at the time of redemption of Class A shares purchased without an initial sales charge as part of an investment of at least $1,000,000 and redeemed within one year of purchase. The Distributor may pay Service Agents an up-front commission of up to 1% of the net asset value of Class A shares purchased by their clients as part of a $1,000,000 or more investment in Class A shares that are subject to a CDSC. See "Investment Adviser, Distributor and Other Service Providers – Distributor".

Class B Shares. The public offering price for Class B shares is the net asset value per share of that Class. No initial sales charge is imposed at the time of purchase. A CDSC is imposed, however, on certain redemptions of Class B shares as described in the Company's Prospectuses covering the Class B shares and in this SAI under "Redemption of Shares--Contingent Deferred Sales Charge--Class B Shares."

Approximately six years after the date of purchase, Class B shares automatically will convert to Class A shares, based on the relative net asset values for shares of each such Class. Class B shares that have been acquired through the reinvestment of dividends and distributions will be converted on a pro rata basis together with other Class B shares, in the proportion that a shareholder's Class B shares converting to Class A shares bears to the total Class B shares held by the shareholder, excluding shares acquired through the reinvestment of dividends and distributions.

Class C Shares. The public offering price for Class C shares is the net asset value per share of that Class. No initial sales charge is imposed at the time of purchase. A CDSC is imposed, however, on redemptions of Class C shares made within the first year of purchase. See "Redemption of Shares – Contingent Deferred Sales Charge – Class C Shares."

Class F and Class R Shares. The public offering price for Class F and Class R shares is the net asset value per share of the respective Class.

Class T Shares. The public offering price for Class T shares is the net asset value per share of that Class plus a sales load as shown below:

| Amount of Transaction | Total Sales Load – Class T | | Dealers' Reallowance as a % of offering price |
	As a % of offering price per share	As a % of net asset value per share	
Less than $50,000	4.50	4.70	4.00
$50,000 to less than $100,000	4.00	4.20	3.50
$100,000 to less than $250,000	3.00	3.10	2.50
$250,000 to less than $500,000	2.00	2.00	1.75
$500,000 to less than $1,000,000	1.50	1.50	1.25
$1,000,000 or more	-0-	-0-	-0-

A CDSC of 1.00% will be assessed at the time of redemption of Class T shares purchased without an initial sales charge as part of an investment of at least $1,000,000 and redeemed within one year of purchase. The Distributor may pay Service Agents an amount up to 1% of the net asset value of Class T shares purchased by their clients that are subject to a CDSC. See "Investment Adviser, Distributor and Other Service Providers – Distributor." Because the expenses associated with Class A shares will be lower than those associated with Class T shares, purchasers investing $1,000,000 or more in a Fund will generally find it beneficial to purchase Class A shares rather than Class T shares.

Dealer Reallowance -- Class A and Class T Shares. The dealer reallowance provided with respect to Class A and Class T shares may be changed from time to time but will remain the same for all dealers.

Class A or Class T Shares Offered at Net Asset Value. Full-time employees of NASD member firms and full-time employees of other financial institutions which have entered into an agreement with the Distributor pertaining to the sale of Fund shares (or which otherwise have a brokerage related or clearing arrangement with an NASD member firm or financial institution with respect to the sale of such shares) may purchase Class A shares for themselves directly or pursuant to an employee benefit plan or other program (if Fund shares are offered to such plans or programs), or for their spouses or minor children, at net asset value, provided they have furnished the Distributor with such information as it may request from time to time in order to verify eligibility for this privilege. This privilege also applies to full-time employees of financial institutions affiliated with NASD member firms whose full-time employees are eligible to purchase Class A shares at net asset value. In addition, Class A shares are offered at net asset value to full-time or part-time employees of Founders or any of its affiliates or subsidiaries, members of Founders' Board of Managers, members of the Company's Board, members of the board of directors/trustees of any fund managed by an affiliate of Founders, or the spouse or minor child of any of the foregoing. This policy enables persons who are involved in the management, distribution or oversight of the Funds to have ownership stakes in the Funds if they so desire without the necessity of paying a sales load.

Class A and Class T shares are offered at net asset value without a sales load to employees participating in Retirement Plans. Class A and Class T shares also may be purchased (including by exchange) at net asset value without a sales load for Dreyfus-sponsored IRA "Rollover Accounts" with the distribution proceeds from a qualified retirement plan or a Dreyfus-sponsored 403(b)(7) plan, provided, at the time of such distribution, such qualified retirement plan or Dreyfus-sponsored 403(b)(7) plan invested all or a portion of its assets in the Dreyfus Founders Equity Funds, the Dreyfus Premier Family of Funds, the Dreyfus Family of Funds or certain other products made available by the Distributor to such plans.

Class A shares may be purchased at net asset value through certain broker-dealers and other financial institutions which have entered into an agreement with the Distributor, which includes a requirement that such shares be sold for the benefit of clients participating in a "wrap account" or a similar program under which such clients pay a fee to such broker-dealer or other financial institution.

Class A shares also may be purchased at net asset value, subject to appropriate documentation, by (i) qualified separate accounts maintained by an insurance company pursuant to the laws of any State or territory of the United States, (ii) a State, county or city or instrumentality thereof, (iii) a charitable organization (as defined in Section

501(c)(3) of the Code) investing $50,000 or more in Fund shares, and (iv) a charitable remainder trust (as defined in Section 501(c)(3) of the Code).

Sales Loads -- Class A and Class T Shares. The scale of sales loads applies to purchases of Class A and Class T shares made by any "purchaser," which term includes an individual and/or spouse purchasing securities for his, her or their own account or for the account of any minor children, or a trustee or other fiduciary purchasing securities for a single trust estate or a single fiduciary account (including a pension, profit-sharing or other employee benefit trust created pursuant to a plan qualified under Section 401 of the Code) although more than one beneficiary is involved; or a group of accounts established by or on behalf of the employees of an employer or affiliated employers pursuant to an employee benefit plan or other program (including accounts established pursuant to Sections 403(b), 408(k) and 457 of the Code); or an organized group which has been in existence for more than six months, provided that it is not organized for the purpose of buying redeemable securities of a registered investment company and provided that the purchases are made through a central administration or a single dealer, or by other means which result in economy of sales effort or expense.

Set forth below is an example of the method of computing the offering price of each Equity Fund's Class A shares. Each example assumes a purchase of Class A shares aggregating less than $50,000, subject to the schedule of sales charges set forth above at a price based upon the net asset value of the Fund's Class A shares on December 31, 2004. Actual offering price may differ from the offering price listed in the table.

Fund	Net Asset Value per Share	Per Share Sales Charge – 5.75% of offering price (6.10% of net asset value per share)	Per Share Offering Price to the Public
Balanced	$8.45	$0.52	$8.97
Discovery	$28.82	$1.76	$30.58
Equity Growth	$4.86	$0.30	$5.16
Growth	$10.53	$0.64	$11.17
International Equity	$11.90	$0.73	$12.63
Mid-Cap Growth	$4.15	$0.25	$4.40
Passport	$16.76	$1.02	$17.78
Worldwide Growth	$12.82	$0.78	$13.60

Set forth below is an example of the method of computing the offering price of each Equity Fund's Class T shares. Each example assumes a purchase of Class T shares aggregating less than $50,000 subject to the schedule of sales charges set forth above at a price based upon the net asset value of the Fund's Class T shares on

December 31, 2004. Actual offering price may differ from the offering price listed in the table.

Fund	Net Asset Value per Share	Per Share Sales Charge – 4.50% of offering price (4.70% of net asset value per share)	Per Share Offering Price to the Public
Balanced	$8.68	$0.41	$9.09
Discovery	$28.18	$1.33	$29.51
Equity Growth	$4.72	$0.22	$4.94
Growth	$10.17	$0.48	$10.65
International Equity	$11.84	$0.56	$12.40
Mid-Cap Growth	$3.97	$0.19	$4.16
Passport	$16.05	$0.76	$16.81
Worldwide Growth	$12.05	$0.57	$12.62

Right of Accumulation -- Class A and Class T Shares. Reduced sales loads apply to any purchase of Class A and Class T shares by you and any related "purchaser" as defined above, where the aggregate investment including such purchase is $50,000 or more. If, for example, you previously purchased and still hold Class A or Class T shares of a Fund, or shares of certain other funds advised by Dreyfus or Founders which are subject to a sales load or shares acquired by a previous exchange of such shares (hereinafter referred to as "Eligible Funds"), or combination thereof, with an aggregate current market value of $40,000 and subsequently purchase Class A or Class T shares of such Fund having a current value of $20,000, the sales load applicable to the subsequent purchase would be reduced to 4.50% of the offering price in the case of Class A shares, or 4.00% of the offering price in the case of Class T shares. All present holdings of Eligible Funds may be combined to determine the current offering price of the aggregate investment in ascertaining the sales load applicable to each subsequent purchase.

To qualify for reduced sales loads, at the time of purchase you or your Service Agent must notify the Distributor if orders are made by wire, or the Transfer Agent if orders are made by mail. The reduced sales load is subject to confirmation of your holdings through a check of appropriate records.

Dreyfus TeleTransfer Privilege. You may purchase Fund shares by telephone or online if you have checked the appropriate box and supplied the necessary information on the Account Application or have filed a Shareholder Services Form with the Transfer Agent. The proceeds will be transferred between the bank account designated in one of these documents and your Fund account, which will subject the purchase order to a processing delay. Only a bank account maintained in a domestic financial institution which is an Automated Clearing House member may be so designated.

Dreyfus TeleTransfer purchase orders may be made at any time. If purchase orders are received by 4:00 p.m. Eastern time, on any day that the Transfer Agent and the NYSE are open for regular business, Fund shares will be purchased at the public offering price determined on the next bank regular business day following such purchase order. If purchase orders are made after 4:00 p.m. Eastern time, on any day the Transfer Agent and the NYSE are open for regular business, or on Saturday, Sunday or any Fund holiday (e.g., when the NYSE is not open for business), Fund shares will be purchased at the public offering price determined on the second bank business day following such purchase order. To qualify to use Dreyfus TeleTransfer Privilege, the initial payment for purchase of shares must be drawn on, and redemption proceeds paid to, the same bank and account as are designated on the Account Application or Shareholder Services Form on file. If the proceeds of a particular redemption are to be sent to an account at any other bank, the request must be in writing and signature-guaranteed. See "Redemption of Shares – Dreyfus TeleTransfer Privilege."

Reopening an Account. You may reopen an account with a minimum investment of $100 without filing a new Account Application during the calendar year the account is closed or during the following calendar year, provided the information on the old Account Application is still applicable.

DISTRIBUTION PLANS AND SHAREHOLDER SERVICES PLAN

Class B, Class C, Class F and Class T shares are each subject to a Distribution Plan and Class A, Class B, Class C, and Class T shares are each subject to a Shareholder Services Plan.

Distribution Plans

Class B, Class C and Class T Shares. Rule 12b-1 (the "Rule") adopted by the SEC under the 1940 Act provides, among other things, that an investment company may bear expenses of distributing its shares only pursuant to a plan adopted in accordance with the Rule. The Company's Board has adopted such a plan with respect to the Equity Funds' Class B, Class C and Class T shares (the "Class B, C and T Distribution Plan") pursuant to which each such Fund pays the Distributor for distributing its Class B and Class C shares for a fee at the annual rate of 0.75% of the value of the average daily net assets of Class B and Class C shares of such Fund, respectively, and pays the Distributor for distributing its Class T shares for a fee at the annual rate of 0.25% of the value of the average daily net assets of Class T shares of such Fund. The Distributor may pay one or more Service Agents in respect of advertising, marketing and other distribution services for Class B, Class C and Class T shares, and determines the amounts, if any, to be paid to Service Agents and the basis on which such payments

are made. The Company's Board believes that there is a reasonable likelihood that the Class B, C and T Distribution Plan will benefit the Company and holders of its Class B, Class C and Class T shares, respectively.

The table below lists the total amounts paid by each Fund to the Distributor pursuant to the Class B, C and T Distribution Plan for the fiscal year ended December 31, 2004.

	Fiscal Year Ended December 31, 2004		
Fund	Class B	Class C	Class T
Balanced	$12,204	$1,899	$89
Discovery	$146,288	$54,182	$4,137
Equity Growth	$15,108	$3,127	$76
Growth	$95,550	$14,511	$464
International Equity	$16,658	$3,493	$445
Mid-Cap Growth	$12,420	$2,972	$80
Passport	$130,816	$78,112	$1,206
Worldwide Growth	$14,115	$1,750	$134

Class F Shares. The Company also has adopted a plan pursuant to the Rule with respect to the Class F shares (the "Class F Distribution Plan") of all Funds other than the Money Market Fund (the "12b-1 Funds"). Pursuant to the Class F Distribution Plan, each 12b-1 Fund pays for distribution and related services at an annual rate that may be less than, but that may not exceed, 0.25% of the average daily net assets of Class F shares of that Fund. These fees may be used to pay directly, or to reimburse the Distributor for paying, expenses in connection with distribution of the 12b-1 Funds' Class F shares and related activities including: preparation, printing and mailing of prospectuses, reports to shareholders (such as semiannual and annual reports, performance reports and newsletters), sales literature and other promotional material to prospective investors; direct mail solicitation; advertising; public relations; compensation of sales personnel, brokers, financial planners, or others for their assistance with respect to the distribution of the Funds' Class F shares, including compensation for such services to personnel of Founders or of affiliates of Founders; providing payments to any financial intermediary for shareholder support, administrative, and accounting services with respect to the Class F shareholders of the Fund; and such other expenses as may be approved from time to time by the Company's Board of Directors and as may be permitted by applicable statute, rule or regulation.

Payments under the Class F Distribution Plan may be made only to reimburse expenses paid during a rolling twelve-month period, subject to the annual limitation of 0.25% of average daily net assets. Any reimbursable expenses paid in excess of this limitation are not reimbursable and will be borne by the Distributor. As of December 31, 2004, the Distributor had paid the following distribution-related expenses on behalf of

the 12b-1 Funds, which had not been reimbursed pursuant to the Class F Distribution Plan:

Fund	Amount	% of Average Net Assets
Balanced	$225,317	0.23%
Discovery	$50,007	0.01%
Equity Growth	$20,955	0.01%
Government Securities	$0	0.00%
Growth	$585,102	0.13%
International Equity	$16,382	0.04%
Mid-Cap Growth	$10,493	0.01%
Passport	$51,259	0.04%
Worldwide Growth	$70,773	0.08%
TOTAL	$1,030,288	

During the fiscal year ended December 31, 2004, the Distributor expended the following amounts in marketing the Class F shares of the 12b-1 Funds pursuant to the Class F Distribution Plan: advertising, $0; payment of compensation to third parties for distribution and shareholder support services, $2,108,282; and online, sales literature and other communications, $780,691. The Distributor was reimbursed for these amounts under the Plan.

The payments to Service Agents for distribution and shareholder support services included payments to CIGNA Retirement & Investment Services, which, to the knowledge of the Company, beneficially owned 5% or more of the outstanding shares of one of the Funds during 2004.

Provisions Applicable to All Classes. The benefits that the Board believes are reasonably likely to flow to the Funds (other than the Money Market Fund) and their shareholders under the Distribution Plans include, but are not limited to: (1) enhanced marketing efforts which, if successful, may result in an increase in net assets through the sale of additional shares, thereby providing greater resources to pursue the Funds' investment objectives; (2) increased name recognition for the Funds within the mutual fund industry, which may help instill and maintain investor confidence; (3) positive cash flow into the Funds, and the retention of existing assets, which assists in portfolio management; (4) the positive effect which increased Fund assets could have on Founders' revenues could allow Founders to acquire and retain talented employees who desire to be associated with a growing organization; (5) the positive effect which increased Fund assets could have on the Distributor's revenues could allow the Distributor to have greater resources to make the financial commitments necessary to continue to improve the quality and level of shareholder services; and (6) increased Fund assets may result in reducing each shareholder's share of certain expenses through economies of scale, such as by exceeding breakpoints in the advisory fee schedules and allocating fixed expenses over a larger asset base.

Payments made by a particular Fund Class under a Distribution Plan may not be used to finance the distribution of shares of any other Fund Class. In the event that an expenditure may benefit more than one Fund Class, it is allocated among the applicable Fund Classes on an equitable basis.

A quarterly report of the amounts expended under each Distribution Plan, and the purposes for which such expenditures were incurred, must be made to the Board for its review. In addition, each Distribution Plan provides that it may not be amended to increase materially the costs which holders of the Company's Class B, Class C, Class F or Class T shares of any Fund may bear pursuant to the respective Distribution Plan without the approval of the respective holders of such shares and that other material amendments of the Distribution Plans must be approved by the Company's Board, and by the Board members who are not "interested persons" (as defined in the 1940 Act) of the Company and have no direct or indirect financial interest in the operation of the Distribution Plans or in any agreements entered into in connection with the Distribution Plans, by vote cast in person at a meeting called for the purpose of considering such amendments.

Each Distribution Plan is subject to annual approval by the Company's Board of Directors, by such vote cast in person at a meeting called for the purpose of voting on the Distribution Plan. Each Distribution Plan was approved and renewed on August 13, 2004 by the Board, including all of the Independent Directors, for the period ending August 31, 2005. As to the relevant Class of shares of any Fund, the Distribution Plan may be terminated at any time by vote of a majority of the Board members who are not "interested persons" and have no direct or indirect financial interest in the operation of the Distribution Plan or in any agreements entered into in connection with the Distribution Plan or by vote of the holders of a majority of such Class of shares of such Fund.

So long as any Distribution Plan is in effect for any Class of shares of any Fund, the selection and nomination of persons to serve as independent directors of the Company shall be committed to the Independent Directors then in office at the time of such selection or nomination.

Shareholder Services Plan

The Company has adopted a Shareholder Services Plan with respect to the Equity Funds' Class A, Class B, Class C and Class T shares (the "Shareholder Services Plan"). Under the Shareholder Services Plan, each Equity Fund's Class A, Class B, Class C and Class T shares pays the Distributor a fee at the annual rate of 0.25% of the value of the average daily net assets of the respective Class for the provision of certain services to the holders of shares of that Class. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Fund and providing reports and other information, and services related to the maintenance of such shareholder accounts. Under the Shareholder

Services Plan, the Distributor may make payments to Service Agents in respect of these services.

A quarterly report of the amounts expended under the Shareholder Services Plan, and the purposes for which such expenditures were incurred, must be made to the Board for its review. In addition, the Shareholder Services Plan provides that material amendments must be approved by the Company's Board, and by the Board members who are not "interested persons" (as defined in the 1940 Act) of the Company and have no direct or indirect financial interest in the operation of the Shareholder Services Plan or in any agreements entered into in connection with the Shareholder Services Plan, by vote cast in person at a meeting called for the purpose of considering such amendments. The Shareholder Services Plan is subject to annual approval by such vote cast in person at a meeting called for the purpose of voting on the Shareholder Services Plan. The Shareholder Services Plan was initially approved by the Board at a meeting on August 13, 1999 and was renewed on August 13, 2004 by the Board, including all of the Independent Directors, for the period ending August 31, 2005. As to the relevant Class of shares of any Fund, the Shareholder Services Plan is terminable at any time by vote of a majority of the Board members who are not "interested persons" and who have no direct or indirect financial interest in the operation of the Shareholder Services Plan or in any agreements entered into in connection with the Shareholder Services Plan.

Set forth below are the total amounts paid by each Fund pursuant to the Shareholder Services Plan to the Distributor, for the Fund's fiscal year ended December 31, 2004:

Fund	Total Amount Paid Pursuant to Shareholder Services Plan
Balanced	
Class A	$4,096
Class B	$4,068
Class C	$633
Class T	$89
Discovery	
Class A	$176,095
Class B	$48,763
Class C	$18,061
Class T	$4,137
Equity Growth	
Class A	$2,570
Class B	$5,036

Fund	Total Amount Paid Pursuant to Shareholder Services Plan
Class C	$1,042
Class T	$76
Growth	
Class A	$15,534
Class B	$31,850
Class C	$4,837
Class T	$464
International Equity	
Class A	$58,276
Class B	$5,553
Class C	$1,164
Class T	$445
Mid-Cap Growth	
Class A	$2,942
Class B	$4,140
Class C	$991
Class T	$80
Passport	
Class A	$57,761
Class B	$43,605
Class C	$26,038
Class T	$1,206
Worldwide Growth	
Class A	$1,314
Class B	$4,705
Class C	$583
Class T	$134

REDEMPTION OF SHARES

General. Each Fund ordinarily will make payment for all shares redeemed within seven days after receipt by the Transfer Agent of a redemption request in proper form, except as provided by the rules of the SEC. (We consider redemptions to be received in good order upon receipt of the required documents as described in the applicable Prospectus.) However, if you have purchased Class A, B, C, R or T shares by check, by Dreyfus TeleTransfer privilege or through Dreyfus-Automatic Asset Builder® and subsequently submit a written redemption request to the Transfer Agent, the Fund may delay sending the redemption proceeds for up to eight business days after the purchase of such shares. In addition, the Fund will reject requests to redeem shares by wire, telephone, online or pursuant to the Dreyfus TeleTransfer Privilege for a period of up to eight business days after receipt by the Transfer Agent of the purchase check, the Dreyfus TeleTransfer purchase or the Dreyfus-Automatic Asset Builder® order against which such redemption is requested. These procedures will not apply if your shares were purchased by wire payment, or if you otherwise have a sufficient collected balance in your account to cover the redemption request. Fund shares will not be redeemed until the Transfer Agent has received your Account Application. Similar restrictions for redemptions of Class F shares are described in the Class F Prospectus.

If you hold Fund shares of more than one Class, any request for redemption must specify the Class of shares being redeemed. If you fail to specify the Class of shares to be redeemed, or if you own fewer shares of the Class than specified to be redeemed, the redemption request may be delayed until the Transfer Agent receives further instructions from you or your Service Agent.

The Funds impose no charges (other than any applicable CDSC) when shares are redeemed, although a $6 fee will be assessed for wire redemptions of Class F shares. Service Agents may charge their clients a fee for effecting redemptions of Fund shares. The value of the shares redeemed may be more or less than their original cost, depending upon the applicable Fund's then-current net asset value.

Contingent Deferred Sales Charge -- Class B Shares. A CDSC payable to the Distributor is imposed on any redemption of Class B shares which reduces the current net asset value of your Class B shares to an amount which is lower than the dollar amount of all payments by you for the purchase of Class B shares of the applicable Fund held by you at the time of redemption. No CDSC will be imposed to the extent that the net asset value of the Class B shares redeemed does not exceed (i) the current net asset value of Class B shares of the applicable Fund acquired through reinvestment of dividends or capital gain distributions, plus (ii) increases in the net asset value of your Class B shares of that Fund above the dollar amount of all your payments for the purchase of Class B shares of that Fund held by you at the time of redemption.

If the aggregate value of the Class B shares of a Fund that are redeemed has declined below their original cost as a result of the Fund's performance, any CDSC which is applicable will be applied to the then-current net asset value rather than the purchase price.

In circumstances where the CDSC is imposed, the amount of the charge will depend on the number of years from the time you purchased the Class B shares until the time of redemption of such shares. Solely for purposes of determining the number of years from the time of any payment for the purchase of Class B shares, all payments during a month will be aggregated and deemed to have been made on the first day of the month.

The following table sets forth the rates of the CDSC for Class B shares:

Year Since Purchase Payment Was Made	CDSC as a % of Amount Invested or Redemption Proceeds (whichever is less)
First	4.00
Second	4.00
Third	3.00
Fourth	3.00
Fifth	2.00
Sixth	1.00

In determining whether a CDSC is applicable to a redemption from a Fund, the calculation will be made in a manner that results in the lowest possible rate. It will be assumed that the redemption is made first of amounts representing shares acquired pursuant to the reinvestment of dividends and distributions; then of amounts representing the increase in net asset value of Class B shares above the total amount of payments for the purchase of Class B shares made during the preceding six years; and finally, of amounts representing the cost of shares held for the longest period of time.

For example, assume an investor purchased 100 shares of a Fund at $10 per share for a cost of $1,000. Subsequently, the shareholder acquired five additional shares through dividend reinvestment. During the second year after the purchase the investor decided to redeem $500 of the investment. Assuming at the time of the redemption the Fund's net asset value had appreciated to $12 per share, the value of the investor's shares would be $1,260 (105 shares at $12 per share). The CDSC would not be applied to the value of the reinvested dividend shares and the amount which represents appreciation ($260). Therefore, $240 of the $500 redemption proceeds ($500 minus $260) would be charged at a rate of 4% (the applicable rate in the second year after purchase) for a total CDSC of $9.60.

Contingent Deferred Sales Charge -- Class C Shares. A CDSC of 1% is paid to the Distributor on any redemption of Class C shares within one year of the date of purchase. The basis for calculating the payment of any such CDSC will be the method used in calculating the CDSC for Class B shares. See "Contingent Deferred Sales Charge--Class B Shares" above.

Waiver of CDSC. The CDSC may be waived in connection with (a) redemptions made within one year after the death or disability, as defined in Section 72(m)(7) of the Code, of the shareholder, (b) redemptions by employees participating in Retirement Plans, (c) redemptions as a result of a combination of any investment company with a Fund by merger, acquisition of assets or otherwise, (d) a distribution following retirement under a tax-deferred retirement plan or upon attaining age 70½ in the case of an IRA or Keogh plan or custodial account pursuant to Section 403(b) of the Code, and (e) redemptions pursuant to the Automatic Withdrawal Plan, as described below. If the Company's Board determines to discontinue the waiver of the CDSC, the disclosure herein will be revised appropriately. Any Fund shares subject to a CDSC which were purchased prior to the termination of such waiver will have the CDSC waived as provided in the applicable Prospectus or this SAI at the time of the purchase of such shares.

To qualify for a waiver of the CDSC, at the time of redemption you or your Service Agent must notify the Distributor. Any such qualification is subject to confirmation of your entitlement.

Redemption Through a Selected Dealer. If you are a customer of a Selected Dealer, you may make redemption requests to your Selected Dealer. If the Selected Dealer transmits the redemption request so that it is received by the Transfer Agent prior to the close of regular trading on the floor of the NYSE (usually 4:00 p.m. Eastern time), on a day the NYSE is open for regular business, the redemption request will be effective on that day. If a redemption request is received by the Transfer Agent after the close of regular trading on the floor of the NYSE, the redemption request will be effective on the next business day. It is the responsibility of the Selected Dealer to transmit a request so that it is received in a timely manner. The proceeds of the redemption are credited to your account with the Selected Dealer. See "Purchase of Shares" for a discussion of additional conditions or fees that may be imposed upon redemption.

In addition, the Distributor or its designee will accept orders from Selected Dealers with which the Distributor has sales agreements for the repurchase of shares held by shareholders. Repurchase orders received by dealers by the close of regular trading on the floor of the NYSE on any business day and transmitted to the Distributor or its designee prior to the close of its business day (usually 5:15 p.m. Eastern time) are effected at the price determined as of the close of regular trading on the floor of the NYSE on that day. Otherwise, the shares will be redeemed at the next determined net asset value. It is the responsibility of the Selected Dealer to transmit orders on a timely

basis. The Selected Dealer may charge the shareholder a fee for executing the order. This repurchase arrangement is discretionary and may be withdrawn at any time.

Reinvestment Privilege. Upon written request, you may reinvest up to the number of Class A, Class B or Class T shares you have redeemed, within 45 days of redemption, at the then-prevailing net asset value without a sales load, or reinstate your account for the purpose of exercising Fund Exchanges. Upon reinstatement, with respect to Class B shares, or Class A or Class T shares if such shares were subject to a CDSC, your account will be credited with an amount equal to the CDSC previously paid upon redemption of the shares reinvested. The Reinvestment Privilege may be exercised only once.

Wire Redemption Privilege. By using this privilege for Class A, B, C, R or T shares, you authorize the Transfer Agent to act on telephone, letter or online redemption instructions from any person representing himself or herself to be you, or a representative of your Service Agent, and reasonably believed by the Transfer Agent to be genuine. Ordinarily, the Company will initiate payment for shares redeemed pursuant to this privilege on the next business day after receipt by the Transfer Agent of the redemption request in proper form. Redemption proceeds ($1,000 minimum) will be transferred by Federal Reserve wire only to the commercial bank account you have specified on the Account Application or Shareholder Services Form, or to a correspondent bank if your bank is not a member of the Federal Reserve System. Fees ordinarily are imposed by such bank and borne by the investor. Immediate notification by the correspondent bank to your bank is necessary to avoid a delay in crediting the funds to your bank account.

To change the commercial bank or account designated to receive wire redemption proceeds, a written request must be sent to the Transfer Agent. This request must be signed by each shareholder, with each signature guaranteed as described below under "Signatures."

Dreyfus TeleTransfer Privilege. You may request by telephone or online that redemption proceeds be transferred between your Fund account and your bank account. Only a bank account maintained in a domestic financial institution which is an Automated Clearing House ("ACH") member may be designated. You should be aware that if you have selected the Dreyfus TeleTransfer Privilege, any request for a TeleTransfer transaction will be effected through the ACH system unless more prompt transmittal specifically is requested. Redemption proceeds will be on deposit in your account at an ACH member bank ordinarily two business days after receipt of the redemption request. See "Purchase of Shares – Dreyfus TeleTransfer Privilege."

Signatures. (For Class A, B, C, R and T shares; signature requirements for Class F shares are described in the Class F Prospectus.) Any certificates representing Fund shares to be redeemed must be submitted with the redemption request. Written redemption requests must be signed by each shareholder, including each holder of a joint account, and each signature must be guaranteed. Signatures on endorsed

certificates submitted for redemption also must be guaranteed. The Transfer Agent has adopted standards and procedures pursuant to which signature guarantees in proper form generally will be accepted from domestic banks, brokers, dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies, and savings associations, as well as from participants in the New York Stock Exchange Medallion Signature Program, the Securities Transfer Agents Medallion Program ("STAMP") and the Stock Exchanges Medallion Program. Guarantees must be signed by an authorized signatory of the guarantor and "Signature Guaranteed" must appear with the signature. The Transfer Agent may request additional documentation from corporations, executors, administrators, trustees or guardians, and may accept other suitable verification arrangements from foreign investors, such as consular verification. For more information with respect to signature guarantees, please call one of the telephone numbers listed on the cover.

Redemption Commitment; Redemptions in Kind. Each Fund has committed itself to pay in cash all redemption requests by any shareholder of record, limited in amount during any 90-day period to the lesser of $250,000 or 1% of the value of the Fund's net assets at the beginning of such period. Such commitment is irrevocable without the prior approval of the SEC. In the case of requests for redemption in excess of such amount from any Fund other than Money Market Fund, the Board of Directors reserves the right to make payments in whole or in part in securities or other assets of the Fund in case of an emergency or any time a cash distribution would impair the liquidity of the Fund to the detriment of the existing shareholders. In addition, the Board of Directors has adopted "Investment Company Act Section 17(a) Affiliate Redemption in Kind Conditions and Procedures." Under these procedures, a Fund may satisfy redemption requests from a shareholder who may be deemed to be an affiliated person of the Fund by means of an in-kind distribution of the Fund's portfolio securities, subject to certain conditions. In the event of any redemption in kind, the securities distributed to the redeeming shareholder would be valued in the same manner as the Fund's portfolio is valued. If the recipient sold such securities, brokerage charges would be incurred.

Suspension of Redemptions. The right of redemption may be suspended or the date of payment postponed (a) during any period when the NYSE is closed (other than customary weekend and holiday closings), (b) when the SEC determines that trading in the markets a Fund ordinarily utilizes is restricted, or when an emergency exists as determined by the SEC so that disposal of the Fund's investments or determination of its net asset value is not reasonably practicable, or (c) for such other periods as the SEC by order may permit to protect the Funds' shareholders.

Transactions through Third Parties. The Company has authorized a number of brokers and other financial services companies to accept orders for the purchase and redemption of Fund shares. Certain of such companies are authorized to designate other intermediaries to accept purchase and redemption orders on the Company's behalf. In certain of these arrangements, the Company will be deemed to have received a purchase or redemption order when an authorized company or, if applicable, its authorized designee, accepts the order. In such cases, the customer's order will be

priced at the public offering price of the applicable Fund next determined after the order is accepted by the company or its authorized designee.

SHAREHOLDER SERVICES

Fund Exchanges for Classes A, B, C, R and T. You may purchase, in exchange for shares of Classes A, B, C, R and T of any Equity Fund, shares of the same Class of any other Equity Fund or Dreyfus Premier fund. Shares of each Class of an Equity Fund also may be exchanged for shares of certain other funds managed or administered by Dreyfus and, with respect to Class T shares of a Fund, Class A shares of certain Dreyfus Premier fixed-income funds, to the extent such shares are offered for sale in your state of residence. Shares of other funds purchased by exchange will be purchased on the basis of relative net asset value per share as follows:

A. Exchanges for shares of funds that are offered without a sales load will be made without a sales load.

B. Shares of Funds purchased without a sales load may be exchanged for shares of other funds sold with a sales load, and the applicable sales load will be deducted.

C. Shares of Funds purchased with a sales load may be exchanged without a sales load for shares of other funds sold without a sales load.

D. Shares of Funds purchased with a sales load, shares of Funds acquired by a previous exchange from shares purchased with a sales load, and additional shares acquired through reinvestment of dividends or distributions of any such Funds (collectively referred to herein as "Purchased Shares") may be exchanged for shares of other funds sold with a sales load (referred to herein as "Offered Shares"), provided that, if the sales load applicable to the Offered Shares exceeds the maximum sales load that could have been imposed in connection with the Purchased Shares (at the time the Purchased Shares were acquired), without giving effect to any reduced loads, the difference will be deducted.

E. Shares of Funds subject to a CDSC that are exchanged for shares of another Fund will be subject to the higher applicable CDSC of the two Funds and, for purposes of calculating CDSC rates and conversion periods, if any, will be deemed to have been held since the date the shares being exchanged were initially purchased.

To accomplish an exchange under Item D above, you or your Service Agent must notify the Transfer Agent of your prior ownership of such Class A or Class T Fund shares and your account number.

You also may exchange your Fund shares that are subject to a CDSC for shares of Dreyfus Worldwide Dollar Money Market Fund, Inc. The shares so purchased will be held in a special account created solely for this purpose ("Exchange Account"). Exchanges of shares from an Exchange Account only can be made into the other Funds or certain other funds managed or administered by Dreyfus. No CDSC is charged when an investor exchanges into an Exchange Account; however, the applicable CDSC will be imposed when shares are redeemed from an Exchange Account or other applicable Fund account. Upon redemption, the applicable CDSC will be calculated without regard to the time such shares were held in an Exchange Account. See "Redemption of Shares." Redemption proceeds for Exchange Account shares are paid by Federal wire or check only. Exchange Account shares also are eligible for the Dreyfus Auto-Exchange Privilege, Dreyfus Dividend Sweep and the Automatic Withdrawal Plan.

To request an exchange of Class A, B, C, R or T shares, you or your Service Agent acting on your behalf must give exchange instructions to the Transfer Agent in writing, by telephone or online. The ability to issue exchange instructions by telephone or online is given to all Fund shareholders automatically, unless you check the applicable "No" box on the Account Application, indicating that you specifically refuse this privilege. By using this Privilege, you authorize the Transfer Agent to act on online and telephonic instructions (including over the Dreyfus Express® voice response telephone system) from any person representing himself or herself to be you or a representative of your Service Agent, and reasonably believed by the Transfer Agent to be genuine. Exchanges may be subject to limitations as to the amount involved or the number of exchanges permitted. Shares issued in certificate form are not eligible for telephone or online exchange. No fees currently are charged shareholders directly in connection with exchanges, although the Company reserves the right, upon not less than 60 days' written notice, to charge shareholders a nominal administrative fee in accordance with rules promulgated by the SEC.

To establish a personal retirement plan by exchange, shares of the Fund being exchanged must have a value of at least the minimum initial investment required for the Fund into which the exchange is being made.

Exchanges of Class R shares held by a Retirement Plan may be made only between the investor's Retirement Plan account in one Fund and such investor's Retirement Plan account in another Fund.

During times of drastic economic or market conditions, the Company may suspend Fund Exchanges temporarily without notice and treat exchange requests based on their separate components – redemption orders with a simultaneous request to purchase the other fund's shares. In such a case, the redemption request would be processed at the Fund's next determined net asset value but the purchase order would

be effective only at the net asset value next determined after the fund being purchased receives the proceeds of the redemption, which may result in the purchase being delayed.

Dreyfus Auto-Exchange Privilege. The Dreyfus Auto-Exchange Privilege permits you to purchase (on a semi-monthly, monthly, quarterly, or annual basis), in exchange for Class A, B, C, R or T shares of a Fund, shares of the same Class of another Fund, shares of the same Class of another fund in the Dreyfus Premier Family of Funds or shares of certain other funds in the Dreyfus Family of Funds and, with respect to Class T shares of a Fund, Class A shares of certain Dreyfus Premier fixed-income funds, of which you are a shareholder. This Privilege is available only for existing accounts. With respect to Class R shares held by a Retirement Plan, exchanges may be made only between the investor's Retirement Plan account in one fund and such investor's Retirement Plan account in another fund. Shares will be exchanged on the basis of relative net asset value as described above under "Fund Exchanges." Enrollment in or modification or cancellation of this Privilege is effective three business days following notification by you. You will be notified if your account falls below the amount designated to be exchanged under this Privilege. In this case, your account will fall to zero unless additional investments are made in excess of the designated amount prior to the next Auto-Exchange transaction. Shares held under IRA accounts and other retirement plans are eligible for this Privilege. Exchanges of IRA shares may be made between IRA accounts and from regular accounts to IRA accounts if eligible, but not from IRA accounts to regular accounts. With respect to all other retirement accounts, exchanges may be made only among those accounts.

Shareholder Services Forms and prospectuses of the other funds may be obtained by calling 1-800-554-4611. The Company reserves the right to reject any exchange request in whole or in part. Shares may be exchanged only between accounts having certain identical identifying designations. The Fund Exchanges service or Dreyfus Auto-Exchange Privilege may be modified or terminated at any time upon notice to shareholders.

Dreyfus Automatic Asset Builder®. Dreyfus Automatic Asset Builder permits you to purchase Class A, B, C, R or T shares (minimum of $100 and maximum of $150,000 per transaction) at regular intervals selected by you. Fund shares are purchased by transferring funds from the bank account designated by you.

Dreyfus Government Direct Deposit Privilege. Dreyfus Government Direct Deposit Privilege enables you to purchase Class A, B, C, R or T shares (minimum of $100 and maximum of $50,000 per transaction) by having Federal salary, Social Security, or certain veterans' military or other payments from the U.S. Government automatically deposited into your Fund account.

Dreyfus Payroll Savings Plan. Dreyfus Payroll Savings Plan permits you to purchase Class A, B, C, R or T shares (minimum of $100 per transaction) automatically on a regular basis. Depending upon your employer's direct deposit program, you may

have part or all of your paycheck transferred to your existing Dreyfus Payroll Savings Plan account electronically through the ACH system at each pay period. To establish a Dreyfus Payroll Savings Plan account, your must file an authorization form with your employer's payroll department. It is the sole responsibility of your employer to arrange for transactions under the Dreyfus Payroll Savings Plan.

Dreyfus Dividend Options. Dreyfus Dividend Sweep allows you to invest automatically your dividends or dividends and capital gain distributions, if any, from Class A, B, C, R or T shares of a Fund in shares of the same Class of another Fund, shares of the same Class of another fund in the Dreyfus Premier Family of Funds or shares of certain other funds in the Dreyfus Family of Funds and, with respect to Class T shares of a Fund, in Class A shares of certain Dreyfus Premier fixed-income funds, of which you are a shareholder. Shares of other funds purchased pursuant to this privilege will be purchased on the basis of relative net asset value per share as follows:

A.   Dividends and distributions paid by a fund may be invested without a sales load in shares of other funds that are offered without a sales load.

B.   Dividends and distributions paid by a fund which does not charge a sales load may be invested in shares of other funds sold with a sales load, and the applicable sales load will be deducted.

C.   Dividends and distributions paid by a fund which charges a sales load may be invested in shares of other funds sold with a sales load (referred to herein as "Offered Shares"), provided that, if the sales load applicable to the Offered Shares exceeds the maximum sales load charged by the fund from which dividends or distributions are being swept, without giving effect to any reduced loads, the difference will be deducted.

D.   Dividends and distributions paid by a fund may be invested in shares of other funds that impose a CDSC and the applicable CDSC, if any, will be imposed upon redemption of such shares.

Dreyfus Dividend ACH permits you to transfer electronically dividends or dividends and capital gain distributions, if any, from the Class A, B, C, R or T shares of a Fund to a designated bank account. Only an account maintained at a domestic financial institution which is an ACH member may be so designated. Banks may charge a fee for this service.

Automatic Withdrawal Plan. The Automatic Withdrawal Plan permits you to request withdrawal of a specified dollar amount (minimum of $50 for Class A, B, C, R or T shares) on either a monthly or quarterly basis if you have a $5,000 minimum account. Withdrawal payments are the proceeds from sales of Fund shares, not the yield on the shares. If withdrawal payments exceed reinvested dividends and distributions, your shares will be reduced and eventually may be depleted. An Automatic Withdrawal Plan may be established by filing an Automatic Withdrawal Plan application with the Transfer

Agent or by oral request from any of the authorized signatories on the account by calling the Fund at the appropriate telephone number, as listed on the front cover page of this SAI. The Automatic Withdrawal Plan may be terminated at any time by you, the Fund or the Transfer Agent.

No CDSC with respect to Class B or Class C shares will be imposed on withdrawals made under the Automatic Withdrawal Plan, provided that any amount withdrawn under the plan does not exceed on an annual basis 12% of the greater of (1) the account value at the time of the first withdrawal under the Automatic Withdrawal Plan, or (2) the account value at the time of the subsequent withdrawal. Withdrawals with respect to Class B or Class C shares under the Automatic Withdrawal Plan that exceed such amounts will be subject to a CDSC. Withdrawals of Class A and Class T shares subject to a CDSC under the Automatic Withdrawal Plan will be subject to any applicable CDSC. Purchases of additional Class A and Class T shares where the sales load is imposed concurrently with withdrawals of Class A and Class T shares generally are undesirable.

Certain retirement plans, including Dreyfus-sponsored retirement plans, may permit certain participants to establish an automatic withdrawal plan from such retirement plans. Participants should consult their retirement plan sponsor and tax adviser for details. Such a withdrawal plan is different from the Automatic Withdrawal Plan.

Letter of Intent -- Class A and Class T Shares. By signing a Letter of Intent form, you become eligible for the reduced sales load on purchases of Class A and Class T shares based on the total number of shares of Eligible Funds (as defined under "Right of Accumulation -- Class A and Class T Shares" above) by you and any related "purchaser" (as defined above) in a 13 month period pursuant to the terms and conditions set forth in the Letter of Intent. Shares of any Eligible Fund purchased within 90 days prior to the submission of the Letter of Intent may be used to equal or exceed the amount specified in the Letter of Intent. A minimum initial purchase of $5,000 is required. You can obtain a Letter of Intent form by calling 1-800-554-4611.

Each purchase you make during the 13-month period (which begins on the date you submit the Letter of Intent) will be at the public offering price applicable to a single transaction of the aggregate dollar amount you select in the Letter of Intent. The Transfer Agent will hold in escrow 5% of the amount indicated in the Letter of Intent, which may be used for payment of a higher sales load if you do not purchase the full amount indicated in the Letter of Intent. When you fulfill the terms of the Letter of Intent by purchasing the specified amount, the escrowed amount will be released and additional shares representing such amount credited to your account. If your purchases meet the total minimum investment amount specified in the Letter of Intent within the 13-month period, an adjustment will be made at the conclusion of the 13-month period to reflect any reduced sales load applicable to shares purchased during the 90-day period prior to submission of the Letter of Intent. If your purchases qualify for a further sales load reduction, the sales load will be adjusted to reflect your total purchase at the

end of 13 months. If total purchases are less than the amount specified, the offering price of the shares you purchased (including shares representing the escrowed amount) during the 13-month period will be adjusted to reflect the sales load applicable to the aggregate purchases you actually made (which will reduce the number of shares in your account), unless you have redeemed the shares in your account, in which case the Transfer Agent, as attorney-in-fact pursuant to the terms of the Letter of Intent, will redeem an appropriate number of Class A or Class T shares of the Fund held in escrow to realize the difference between the sales load actually paid and the sales load applicable to the aggregate purchases actually made and any remaining shares will be credited to your account. Signing a Letter of Intent does not bind you to purchase, or the Fund to sell, the full amount indicated as the sales load in effect at the time of signing, but you must complete the intended purchase to obtain the reduced sales load. At the time you purchase Class A or Class T shares, you must indicate your intention to do so under a Letter of Intent. Purchases pursuant to a Letter of Intent will be made at the then-current net asset value plus the applicable sales load in effect at the time such Letter of Intent was submitted.

Corporate Pension/Profit-Sharing and Personal Retirement Plans. The Company makes available to corporations a variety of prototype pension and profit-sharing plans, including a 401(k) Salary Reduction Plan. In addition, the Company makes available Keogh Plans, IRAs (including regular IRAs, spousal IRAs for a non-working spouse, Roth IRAs, SEP-IRAs and rollover IRAs), Education Savings Accounts and 403(b)(7) Plans. Plan support services also are available.

Investors who wish to purchase Class A, B, C, R or T shares in conjunction with a Keogh Plan, a 403(b)(7) Plan or an IRA, including a SEP-IRA, may request from the Distributor forms for adoption of such plans.

The entity acting as custodian for Keogh Plans, 403(b)(7) Plans or IRAs may charge a fee, payment of which could require the liquidation of shares. All fees charged are described in the appropriate form.

Shares may be purchased in connection with these plans only by direct remittance to the entity acting as custodian. Purchases for these plans may not be made in advance of receipt of funds.

You should read the Prototype Retirement Plan and the appropriate form of custodial agreement for further details on eligibility, service fees and tax implications, and should consult a tax adviser.

Class F Shareholder Services. The services provided to holders of Class F shares are described in detail in the Prospectus for Class F shares.

OTHER SERVICES

Fund Accounting and Administrative Services Agreement

Founders performs administrative, accounting, and recordkeeping services for the Funds pursuant to a Second Amended and Restated Fund Accounting and Administrative Services Agreement that was initially approved on August 2, 2002 by a vote cast in person by all of the directors of the Company, including all of the directors who are not "interested persons" of the Company or of Founders at a meeting called for such purpose, for an initial term ending August 31, 2003. The Agreement was renewed on August 13, 2004 by the Board, including all of the Independent Directors, for the period ending August 31, 2005. The Agreement may be continued from year to year thereafter as long as each such continuance is specifically approved by the Board of Directors of the Company, including a majority of the directors who are not parties to the Agreement or interested persons (as defined in the 1940 Act) of any such party, cast in person at a meeting for the purpose of voting on such continuance. The Agreement may be terminated at any time without penalty by the Company upon ninety (90) days' written notice, or by Founders upon ninety (90) days' written notice, and terminates automatically in the event of its assignment unless the Company's Board of Directors approves such assignment.

Pursuant to the Agreement, Founders maintains the portfolios, general ledgers, and financial statements of the Funds; accumulates data from the Funds' shareholder servicing agent, Transfer Agent, Custodian, and Founders and calculates daily the net asset value of each Class of the Funds; monitors the data and transactions of the Custodian, Transfer Agent, Founders and the shareholder servicing agent of the Funds; monitors compliance with tax and federal securities rules and regulations; provides reports and analyses of portfolio, transfer agent, shareholder servicing agent, and custodial operations, performance and costs; and reports on regulatory and other shareholder matters. Each of the domestic Equity Funds (the Balanced, Discovery, Equity Growth, Growth, and Mid-Cap Growth Funds) pays a fee for this service which is computed at an annual rate of:

- o 0.06% of the daily net assets of the Fund from $0 to $500 million;
- o 0.04% of the daily net assets of the Fund from $500 million to $1 billion; and
- o 0.02% of the daily net assets of the Fund in excess of $1 billion.

Each of the international Funds (the International Equity and Passport Funds) pays a fee for this service which is computed at an annual rate of:

- o 0.10% of the daily net assets of the Fund from $0 to $500 million;
- o 0.065% of the daily net assets of the Fund from $500 million to $1 billion; and
- o 0.02% of the daily net assets of the Fund in excess of $1 billion.

The Worldwide Growth Fund pays a fee for this service which is computed by applying the foregoing fee for domestic Equity Funds to the Fund's domestic assets and the foregoing fee for international Funds to the Fund's foreign assets, with the proportions of domestic and foreign assets recalculated monthly.

Each of the Income Funds (the Government Securities and Money Market Funds) pays a fee for this service based on its respective pro rata share (based on the relative average daily net assets of all Funds) of a fee computed at an annual rate of 0.06% of the daily net assets of all Funds, taken as a whole, from $0 to $500 million and 0.02% of the daily net assets of all Funds, taken as a whole, in excess of $500 million.

In addition, after applying any expense limitations or fee waivers that reduce the fees paid to Founders for this service, Founders has agreed to waive any remaining fees for this service to the extent that they exceed Founders' costs in providing this service.

The Funds also reimburse Founders for the out-of-pocket expenses incurred by it in performing this service for the Funds.

During the fiscal years ended December 31, 2004, 2003 and 2002, the Company paid Fund accounting and administrative services fees of $1,227,501, $1,194,800, and $1,044,657 respectively.

Shareholder Services Agreement

Pursuant to a Shareholder Services Agreement, the Distributor performs certain telephone, retirement plan, quality control, personnel training, shareholder inquiry, shareholder account, and other shareholder-related services for the Class F shareholders of the Funds. The Agreement was approved on November 15, 2002 by a vote cast in person by a majority of the directors of the Company, including a majority of the directors who are not "interested persons" of the Company or Founders for an initial term beginning May 1, 2003 and ending August 31, 2004. The Agreement was renewed on August 13, 2004 by the Board, including all of the Independent Directors, for the period ending August 31, 2005. The Agreement may be continued from year to year thereafter as long as such continuance is specifically approved by the Board of Directors of the Company, including a majority of the directors who are not parties to the Agreement or interested persons (as defined in the 1940 Act) of any such party, cast in person at a meeting called for the purpose of voting on such continuance. The Agreement may be terminated at any time without penalty by the Company upon ninety (90) days' written notice to the Distributor or by the Distributor upon one hundred eighty (180) days' written notice to the Company, and terminates automatically in the event of an assignment unless the Company's Board of Directors approves such assignment. The Funds pay to the Distributor a prorated monthly fee for such services equal on an annual basis to $24 for each Class F shareholder account of the Funds considered to be an open account at any time during the applicable month. The fee provides for the

payment not only for services rendered and facilities furnished by the Distributor pursuant to the Agreement, but also for services rendered and facilities furnished by the Transfer Agent in performing transfer agent services for Class F shareholders. In addition to the per account fee, the Distributor and the Transfer Agent are reimbursed for all reasonable out-of-pocket expenses incurred in the performance of their respective services. During the fiscal years ended December 31, 2004 and 2003, the Company paid shareholder servicing fees for the Class F shareholder accounts to the Distributor of $1,436,395 and $1,108,771, respectively.

Prior to May 1, 2003, the Funds had a shareholder services agreement with Founders for the servicing of Class F shares. The Funds paid Founders a prorated monthly fee for such services equal on an annual basis to $26 for each Class F shareholder account of the Funds considered to be an open account at any time during the applicable month. The fee provided for the payment not only for services rendered and facilities furnished by Founders pursuant to the Agreement, but also for services rendered and facilities furnished by Investors Trust Company (the former transfer agent for the Class F shares) and DST Systems, Inc. ("DST") in performing transfer agent services for Class F shareholders and in providing hardware and software system capabilities on behalf of the Funds. In addition to the per account fee, Founders, ITC, and DST were reimbursed for all reasonable out-of-pocket expenses incurred in the performance of their respective services. During the fiscal years ended December 31, 2003 and 2002, the Company paid shareholder servicing fees to Founders of $617,488 and $2,580,733, respectively.

BROKERAGE ALLOCATION

It is the policy of the Company, in effecting transactions in portfolio securities, to seek the best execution of orders at the most favorable prices. The determination of what may constitute best execution in a securities transaction involves a number of judgmental considerations, which may include, without limitation, the overall direct net economic result to a Fund (involving both price paid or received and any commissions and other costs), the efficiency with which the transaction is effected, the ability to effect the transaction at all where a large block is involved, the availability of the broker to stand ready to execute possibly difficult transactions for the Fund in the future, and the financial strength and stability of the broker.

Because selection of executing brokers is not based solely on net commissions, a Fund may pay an executing broker a commission higher than that which might have been charged by another broker for that transaction. While it is not practicable for the Company to solicit competitive bids for commissions on each portfolio transaction, consideration is regularly given to available information concerning the level of commissions charged in comparable transactions by various brokers.

Subject to the policy of seeking the best execution of orders at the most favorable prices, a Fund may execute transactions with brokerage firms that provide, along with brokerage services, research services and products, as defined in Section 28(e) of the Securities Exchange Act of 1934. Section 28(e) provides a "safe harbor" to investment managers who use commission dollars of their advised accounts to obtain investment research and brokerage services and products. These arrangements are often called soft dollar arrangements, and may involve the payment of commission rates that are higher than the lowest available commission rates. Commissions available for soft dollar arrangements include those on agency transactions as well as markups, markdowns, commission equivalents and other fees paid to dealers on certain principal transactions. As used in this section, the term "broker" includes such a dealer, and the term "brokerage" or "brokerage services" includes the services provided by such a dealer. Research and brokerage services and products that provide lawful and appropriate assistance to Founders in performing investment decision-making responsibilities fall within the safe harbor.

The types of research services and products provided by brokerage firms to Founders include, without limitation:

- research reports about issuers, industries, securities, economic factors and trends
- earnings information and estimates
- reports of issuer regulatory filings
- performance measurement systems
- stock quote systems
- trading systems
- trading measurement services
- data feeds from stock exchanges
- exchange fees
- third party publications
- computer and electronic access equipment
- software programs

These services and products permit Founders to supplement its own research and analysis activities, and provide it with information from individuals and research staffs of many securities firms.

Some of the research products or services received by Founders may have both a research function and a non-research administrative function (a "mixed use"). If Founders determines that any research product or service has a mixed use, Founders will allocate in good faith the cost of such service or product accordingly. The portion of the product or service that Founders determines will assist it in the investment decision-making process may be paid for in soft dollars. The non-research portion is paid for by Founders in hard dollars. Any such allocation may create a conflict of interest for Founders.

Founders generally considers the amount and nature of research, execution and other services provided by brokerage firms, as well as the extent to which such services are relied on, and attempts to allocate a portion of the brokerage business of its clients on the basis of that consideration. Neither the research services nor the amount of brokerage given to a particular brokerage firm are made pursuant to any agreement or commitment with any of the selected firms that would bind Founders to compensate the selected brokerage firm for research provided. Founders endeavors to direct sufficient commissions to broker/dealers that have provided it with research to ensure continued receipt of research Founders believes is useful. Actual brokerage commissions received by a broker/dealer may be more or less than the suggested allocations.

Founders may receive a benefit from the research services and products that is not passed on to a Fund in the form of a direct monetary benefit. Further, research services and products may be useful to Founders in providing investment advice to any of the Funds or clients it advises. Likewise, information made available to Founders from brokerage firms effecting securities transactions for a Fund or client may be utilized on behalf of another Fund or client. Thus, there may be no correlation between the amount of brokerage commissions generated by a particular Fund or client and the indirect benefits received by that Fund or client.

As described in greater detail below, a significant proportion of the total commissions paid by the Funds for portfolio transactions during the year ended December 31, 2004 was paid to brokers that provided research services to Founders, and it is expected that, in the future, a substantial portion of each Fund's brokerage business will be placed with firms that provide such services.

A Fund and one or more of the other Funds or clients to which Founders serves as investment adviser may own the same securities from time to time. If purchases or sales of securities for a Fund and other Funds or clients arise for consideration at or about the same time, transactions in such securities will be made, insofar as feasible, for the respective Funds and clients in a manner which, over time, is deemed equitable to all by the investment adviser. To the extent that transactions on behalf of more than one client during the same period may increase the demand for securities being purchased or the supply of securities being sold, there may be an adverse effect on the price and amount of the security being purchased or sold for the Fund. However, the ability of the Fund to participate in volume transactions may possibly produce better executions for the Fund in some cases.

The International Equity Fund and the foreign portion of the Worldwide Growth Fund are managed by dual employees of Founders and TBCAM. These Funds use the research and trading facilities, and are subject to the internal policies and procedures, of TBCAM. While the brokerage policies and procedures of TBCAM are different than those of Founders, they are based on the same principles, and are substantially similar. These Funds may benefit from the research products and services TBCAM receives from brokers. Similarly, other accounts managed by the dual employees may benefit

from research products and services received by them as a result of their being dual employees of Founders.

Decisions relating to purchases and sales of securities for a Fund, selection of broker-dealers to execute transactions, and negotiation of commission rates are made by Founders, subject to the general supervision of the Board of Directors of the Company.

The following table lists the amount of brokerage commissions on agency transactions and the amount of concessions on principal transactions paid by the Funds for the fiscal years ended 2004, 2003, and 2002, respectively (none of which was paid to the Distributor):

Fund	Brokerage Commissions on Agency Transactions			Concessions on Principal Transactions[1]		
	2004	2003	2002	2004	2003	2002
Balanced	$396,078	$414,621	$708,709	$139,319	$3,372	$62,018
Discovery	$3,145.536	$3,422,545	$4,000,464	$1,261,539	$1,448,490	$2,429,384
Equity Growth	$701,240	$783,870	$888,522	$0	$4,554	$6,735
Government Securities	$0	$0	$0	$0	$0	$0
Growth	$1,496,226	$1,909,930	$2,450,504	$0	$10,812	$18,772
International Equity	$102,203	$198,224	$495,579	$0	$0	$6,938
Mid-Cap Growth	$610,332	$657,969	$715,390	$127,475	$141,498	$57,955
Money Market	$0	$0	$0	$0	$0	$0
Passport	$5,075,407	$4,695,633	$3,793,992	$591,550	$119,731	$22,018
Worldwide Growth	$357,346	$411,757	$797,085	$0	$1,760	$6,932

[1] Does not include principal transactions on a net trade basis.

The differences in the amounts of brokerage commissions paid by the Funds during 2004 as compared to prior years are primarily attributable to differences in the cash flows into and out of the Funds, changes in the assets of the Funds, and differences in portfolio turnover rates.

The aggregate amount of transactions during the fiscal year ended December 31, 2004 in securities effected through a broker for research services, and the commissions and concessions related to such transactions, were as follows:

Fund	Commissions and Concessions	Transactions Amount
Balanced	$358,550	$234,438,133
Discovery	$2,565,212	$1,195,634,690
Equity Growth	$617,349	$412,014,838
Growth	$1,328,930	$881,990,034
International Equity	$10,956	$4,905,818
Mid-Cap Growth	$493,538	$319,313,638
Passport	$4,507,331	$1,379,072,822
Worldwide Growth	$223,009	$144,967,824

During the last three years no officer, director or affiliated person of the Company or Founders executed any portfolio transactions for a Fund, or received any commission arising out of such portfolio transactions.

During the fiscal year, certain of the funds held securities of their regular brokers or dealers as follows:

Fund	Broker	Value*
Balanced	American Express Credit	N/A
	Bank of America Corporation	N/A
	Citigroup, Inc.	$1,058,322
	Goldman Sachs Group, Inc.	$1,342,116
	Household Finance	N/A
	JP Morgan Chase & Company	$515,244
	Merrill Lynch & Co.	N/A
	Morgan Stanley	$1,243,648
	Prudential Securities	N/A
Discovery	American Express Credit	N/A
	Household Finance	N/A
	Merrill Lynch & Co.	N/A
	Morgan Stanley	N/A
	Prudential Securities	N/A
Equity Growth	American Express Credit	N/A
	Bank of America Corporation	N/A
	Citigroup, Inc.	$2,516,152
	Goldman Sachs Group, Inc.	$3,875,490

	Household Finance	N/A
	JP Morgan Chase & Company	$1,139,131
	Merrill Lynch & Co.	N/A
	Morgan Stanley	$2,603,888
	Prudential Securities	N/A
Government Securities	American Express Credit	N/A
	Household Finance	N/A
	Merrill Lynch & Co.	N/A
	Morgan Stanley	N/A
	Prudential Securities	N/A
Growth	American Express Credit	N/A
	Bank of America Corporation	N/A
	Citigroup, Inc.	$5,053,697
	Goldman Sachs Group, Inc.	$7,641,738
	Household Finance	N/A
	JP Morgan Chase & Company	$2,248,185
	Merrill Lynch & Co.	N/A
	Morgan Stanley	$5,297,996
	Prudential Securities	N/A
International Equity	American Express Credit	N/A
	Household Finance	N/A
	Merrill Lynch & Co.	N/A
	Morgan Stanley	N/A
	Prudential Securities	N/A
	UBS Securities	$207,119
Mid-Cap Growth	American Express Credit	N/A
	Household Finance	N/A
	Merrill Lynch & Co.	N/A
	Morgan Stanley	N/A
	Prudential Securities	N/A
Money Market	American Express Credit	N/A
	Household Finance	N/A
	Merrill Lynch & Co.	N/A
	Morgan Stanley	$1,499,517

	Prudential Securities	N/A
Passport	American Express Credit	N/A
	Household Finance	N/A
	Merrill Lynch & Co.	N/A
	Morgan Stanley	N/A
	Prudential Securities	N/A
Worldwide Growth	American Express Credit	N/A
	Citigroup, Inc.	$434,005
	Goldman Sachs Group, Inc.	$1,386,333
	Household Finance	N/A
	JP Morgan Chase & Company	$407,889
	Merrill Lynch & Co.	N/A
	Morgan Stanley	N/A
	Prudential Securities	N/A
	UBS Securities	$238,480

* value as of 12/31/04, if applicable.

CAPITAL STOCK

The Company's capital stock, par value $0.01 per share, is divided into ten series: Dreyfus Founders Balanced Fund, Dreyfus Founders Discovery Fund, Dreyfus Founders Equity Growth Fund, Dreyfus Founders Government Securities Fund, Dreyfus Founders Growth Fund, Dreyfus Founders International Equity Fund, Dreyfus Founders Mid-Cap Growth Fund, Dreyfus Founders Money Market Fund, Dreyfus Founders Passport Fund and Dreyfus Founders Worldwide Growth Fund. Each series other than the Government Securities and Money Market Funds is divided into multiple classes of shares: Class A, Class B, Class C, Class F, Class R and Class T. All shares of the Government Securities and Money Market Funds have been designated as Class F shares. The Board of Directors is authorized to create additional series or classes of shares, each with its own investment objectives and policies.

The following table sets forth as of January 31, 2005, the share ownership of those shareholders who owned of record 5% or more of any class of a Fund's issued and outstanding common stock:

Name and Address of Record Owner (1)	Fund	Amount Owned
AG Edwards & Sons, Inc. Jorge R. Gomez IRA 1120 N. 199th Street W. Goddard, KS 67052-9130	Equity Growth – Class B	6.22%
AG Edwards & Sons, Inc. Adams Perfect Funeral Homes Inc. 1 N. Jefferson Ave. St. Louis, MO 63103-2205	Balanced – Class T Mid-Cap Growth –Class T	9.42% 8.63%
AG Edwards & Sons, Inc. Custodian Custodian for Gregory R Abide 5808 Virginia Place Metairie, LA 70003-1035	International Equity – Class T	23.33%
AG Edwards & Sons, Inc. Custodian Toby Erlenmeyer One North Jefferson St. Louis, MO 63103-2205	Growth – Class T	10.03%
AG Edwards & Sons, Inc. Custodian Claggett C. Upton 10807 Snow White Dr. Dallas, TX 75229-4038	Passport – Class T	11.43%
AG Edwards & Sons, Inc. Custodian Ellen M. Orjada One North Jefferson St. Louis, MO 63103-2205	Equity Growth – Class A	7.16%
AG Edwards & Sons, Inc. Custodian Edward A. & Cheryl B. Eiskamp One North Jefferson St. Louis, MO 63103-2205	Balanced - Class B	5.65%
AIG Federal Savings Bank Custodian FBO Northeast Medical Center Thrift Plan 2929 Allen Pkwy #L14-30 Houston, TX 77019-7100	Discovery – Class F	8.07%

Name and Address of Record Owner (1)	Fund	Amount Owned
Ameritrade Inc. P.O. Box 2226 Omaha, NE 68103-2226	Mid-Cap Growth – Class T	5.09%
Anne O Cropp & Joan Herald Lowell S Cropp Loving Trust 15 162nd Pl. Calumet City, IL 60409-6033	International Equity – Class C	10.02%
Bisys Retirement Services FBO Holt York McDarris & High LLC 700 17th Street Suite 300 Denver, CO 80202-3531	Mid-Cap Growth –Class R	29.11%
Boston Safe Deposit & Trust Co. TTEE As Agent – Omnibus Account Dreyfus Retirement Services 135 Santilli HWY Everett, MA 02149-1906	Discovery – Class R Growth – Class R Worldwide Growth – Class R	81.88% 99.31% 99.95% [2]
Brynne Johnson Solowinski 891 Main Street Fords, NJ 08863-1511	International Equity – Class R	29.18%
Catherine Stahl & James S. Charters Stokes Charitable Trust 660 Arcadia Bluff Court San Marcos, CA 92069-8125	Passport – Class T	13.11%
Charles Schwab & Co., Inc. Special Custody Account for the Exclusive Benefit of Customers 101 Montgomery Street San Francisco, CA 94104-4122	Balanced – Class F Discovery – Class F Government Securities – Class F Growth – Class F International Equity – Class F Mid-Cap Growth – Class F Passport – Class F	20.35% 16.43% 6.76% 17.28% 18.83% 16.25% 27.74%

Name and Address of Record Owner (1)	Fund	Amount Owned
	Worldwide Growth – Class F	31.01%
Citigroup Global Markets, Inc. 333 West 34th St. – 3rd Floor New York, NY 10001-2483	Balanced – Class B	5.06%
	Balanced – Class C	13.85%
	Discovery – Class C	26.09%
	Equity Growth – Class B	7.06%
	Growth – Class C	9.28%
	Mid-Cap Growth - Class C	13.35%
	Passport – Class B	5.09%
	Passport – Class C	8.54%
	Worldwide Growth – Class B	6.89%
D A Davidson & Co Custodian Douglas W. Trego IRA P.O. Box 5015 Great Falls, MT 59403-5015	Mid-Cap Growth – Class C	6.16%
Dreyfus Trust Company Custodian FBO Michael V Gorfunkel Under IRA Plan 676 Raintree Cir Coppell, TX 75019-5443	Balanced – Class B	8.18%
Dreyfus Trust Company Custodian FBO Ronald A. Ruttkay 7000 Brighton Ct. Woodridge, IL 60517-2105	International Equity – Class B	5.20%
Dreyfus Trust Company Custodian FBO Jean Hawley Culbertson 1116 Washington St. Glenview, IL 60025-2862	Worldwide Growth – Class T	5.10%

Name and Address of Record Owner (1)	Fund	Amount Owned
Dreyfus Trust Company Custodian FBO Signe A. Rooth 2 Beekmon Pl. New York, NY 10022-8058	Equity Growth – Class C	6.51%
Dreyfus Trust Company Custodian FBO George Halbert Hufford P.O. Box 2571 Dillon, CO 80435-2571	Passport – Class R	9.54%
Dreyfus Trust Company Custodian Pavel Strnad 16400 Prague 6 Czech Republic	Equity Growth – Class R	7.77%
Dreyfus Trust Company Custodian FBO William D. Miller 1607 Pelton Park Ln Sandusky, OH 44870-7078	Equity Growth– Class C	5.24%
Dreyfus Trust Company Custodian FBO Stanley M Adams 5220 Walnut St Vancouver, WA 98663-1552	Mid-Cap Growth – Class R	18.25%
Dreyfus Trust Company Custodian Sally A Carter 46 Meakin Ave Rochelle Park, NJ 07662-3511	Mid-Cap Growth – Class T	22.85%
Dreyfus Trust Company Custodian Kathleen Hogan 531 Rine Springs Trail Marietta, GA 30067	Equity Growth – Class R	19.97%
Dreyfus Trust Company Custodian Barbara T Lewy Under 403 (B) 7 Plan 30 Regent Dr. Lido Beach, NY 11561-4923	Worldwide Growth – Class C	9.74%

Name and Address of Record Owner (1)	Fund	Amount Owned
Dreyfus Trust Company Custodian Mary J Sterbanz 16115 Lafone Dr Spring, TX 77379-7666	Worldwide Growth – Class C	11.77%
Emmett A Larkin Company 100 Bush St Suite 1000 San Francisco, CA 94104	Growth – Class T	25.58%
Eugene H. Vaughan, Jr. C/O VNS&M LP-Adventures 600 Travis Street Suite 6300 Houston, TX 77002-3007	Money Market – Class F	8.10%
Exane Inc. 401K Retirement Plan 527 Madison Avenue New York, NY 10022-4304	Passport – Class C	5.16%
Fidelity Investments Operations Co (FIIOC) As Agent For Certain Employee Benefit Plans 100 Magellan Way #KW1C Covington, KY 41015-1999	Equity Growth – Class R Mid-Cap Growth – Class R	70.81% 13.36%
First Clearing, LLC Michelle M. Manning Cust Preston T. Pendley 16031 Miller Road #1 Houston, TX 77049	Balanced- Class B	5.44%
First Clearing LLC Dr. Upali E. Seneviratne IRA 104 Henley Way Avot, CT 06001-4072	Worldwide Growth – Class C	21.91%
First Clearing, LLC Veronica Schrenk 2201 Ebenezer Rd. Cincinnati, OH 45233-1752	Growth – Class C	36.14%

Name and Address of Record Owner (1)	Fund	Amount Owned
First Clearing, LLC Larry B. and Barbra M. Peck 828 Indian Trace Ct. Cincinnati, OH 45255-4432	Mid-Cap Growth – Class C	31.18%
First Clearing, LLC David W. Lauth 10990 Plattner Pk. St. Marys, OH 45885-9623	Worldwide Growth – Class B	12.10%
First Clearing, LLC Shirley Mae Benzing Family Trust 6794 Le Conte Ave. Cincinnati, OH 45230-2963	Mid-Cap Growth –Class B	13.24%
First Clearing, LLC Lawrence A. and Valerie L. Puccia P.O. Box 6254 Fort Myers Beach, FL 33932-6254	Equity Growth – Class A	10.44%
First Clearing Corporation Bohdan and Diane Solonynka 15 Longview Dr. Churchville, PA 18966-1636	Passport – Class B	10.47%
First Clearing Corporation Bruce C. Adams 7980 Morely Rd. Concord, OH 44060	Growth – Class T	15.95%
First Clearing Corporation Patrick H Hunt IRA R/O 1832 Harrell Road Howe, TX 75459-3504	International Equity – Class T	22.28%
First Clearing Corporation Saul D. Kass Trust 10700 Wheat First Drive Glen Allen, VA 23060-9243	Passport – Class C	7.44%

Name and Address of Record Owner (1)	Fund	Amount Owned
First Clearing Corporation Jim Wes Fowler 3160 N. Hwy 101 Chico, TX 76431	International Equity – Class B	6.81%
First Clearing Corporation John H. Bilello 10700 Wheat First Drive Glen Allen, VA 23060-9243	Passport – Class R	16.53%
First Clearing Corporation Steven A. Kaufman 9490 Stoney Ridge Lane Alpharetta, GA 30022-7685	Equity Growth – Class C	19.35%
First Clearing Corporation 5602 Campo Walk Long Beach, CA 90803-3947	Balanced – Class C	42.08%
First Clearing Corporation Roslyn Waldman 14208 Grand Pre Rd. #203 Silver Spring, MD 20906-2888	International Equity – Class C	14.61%
First Clearing Corporation Maureen Ryan Cywilko 4940 Camelot Dr. Syracuse, NY 13215-2408	Discovery – Class T	8.40%
First Clearing Corporation James A. Hall IRA 11 Stoneridge Dr. Logansport, IN 46947-2444	Discovery – Class C	7.84%
First Clearing Corporation Judith D. Pullen IRA 3903 Eagle Way Prospect, KY 40059-9500	Discovery – Class B	57.22%
First Clearing Corporation Dorothea L. Bennett Living Trust 38102 S. Desert Highland Dr. Tucson, AZ 85739-1714	Passport –Class T	12.22%

Name and Address of Record Owner (1)	Fund	Amount Owned
First Clearing Corporation Stephen A. Sperber 1285 Baring Blvd. Sparks, NV 89434-8673	Balanced – Class T	36.57%
First Union National Bank Various Retirement Plans 1525 West WT Harris Blvd. Charlotte, NC 28262-8522	Discovery – Class T	80.54%
Fiserv Securities Inc One Commerce Square 2005 Market Street Suite 1200 Philadelphia, PA 19103-7008	Balanced – Class A	67.83%
	Balanced – Class T	40.71%
	Discovery – Class B	13.43%
	Growth – Class A	28.69%
	Growth – Class B	16.07%
	International Equity – Class B	22.07%
	Mid-Cap Growth – Class B	7.07%
	Passport – Class B	8.50%
	Worldwide Growth - Class A	11.85%
	Worldwide Growth – Class B	9.97%
HSBC Brokerage (USA), Inc. Mary –Lynne Dipietro 452 Fifth Avenue New York, NY 10018-2706	Balanced – Class T	9.13%
Ihn Jae Won & Susan T. Won 319 Morrison Ave. Raleigh, NC 27608-2537	Growth – Class C	5.16%
J.J.B. Hilliard, W. L. Lyons, Inc. Benjamin J. Vantuil 501 S. 4th Street Louisville, KY 40202-2520	International Equity – Class R	29.40%

Name and Address of Record Owner (1)	Fund	Amount Owned
John B. Jares and Linda A. Jares 10562 Ridgecrest Circle Highlands Ranch, CO 80129-1826	Equity Growth – Class A	8.63%
JP Morgan Chase Bank FBO The Super Saver Employee Plan C/O JP Morgan American Century PO Box 419784 Kansas City, MO 64141-6784	Discovery – Class A	66.50%
LPL Financial Services 9785 Towne Centre Drive San Diego, CA 92121-1968	Equity Growth– Class B Equity Growth– Class C Passport – Class T	10.23% 10.09% 18.57%
MCB Trust Services Cust. FBO Robison-Prezioso, Inc. 700 17th Street Suite 300 Denver, CO 80202-3531	Mid-Cap Growth – Class A	7.89%
MLPF & S For the Sole Benefit Of its Customers 4800 Deer Lake Dr E Fl 3 Jacksonville, Fl 32246-6484	Balanced – Class B Balanced – Class C Discovery – Class A Discovery – Class B Discovery – Class C Equity Growth – Class A Equity Growth – Class B Equity Growth – Class C Growth – Class A Growth – Class C	6.43% 5.63% 8.45% 10.46% 21.57% 23.88% 8.32% 16.05% 6.12% 13.73%

Name and Address of Record Owner (1)	Fund	Amount Owned
	International Equity – Class B	8.98%
	International Equity – Class C	41.84%
	Mid-Cap Growth – Class A	14.34%
	Mid-Cap Growth – Class C	18.06%
	Passport – Class A	26.09%
	Passport – Class B	13.20%
	Passport – Class C	14.94%
	Worldwide Growth – Class C	8.28%
National Financial Services Corp FBO Our Customers Exclusively PO Box 3908 Church Street Station New York, NY 10008-3908	Balanced – Class F	23.74%
	Discovery – Class F	20.74%
	Growth – Class F	16.83%
	Mid-Cap Growth - Class F	6.44%
	Passport – Class F	8.69%
	Worldwide Growth – Class F	11.43%
National Investor Services 55 Water Street, 32nd Floor New York, NY 10041-0028	Growth – Class T	9.11%
	Passport – Class A	8.38%
	Passport – Class B	13.13%
NFSC FEBO Fran L Sargent 5 Iselin St. Liberty, SC 29657-1508	Balanced – Class B	13.39%

Name and Address of Record Owner (1)	Fund	Amount Owned
NFSC FEBO Craig H. York 2704 Welborn St. Apt. B Dallas, TX 75219-4895	Passport – Class T	11.01%
NFSC FEBO Barbara S. Saltzman 1170 Gulf Road #306 Clearwater, FL 33767-2780	Mid-Cap Growth – Class B	12.24%
NFSC FEBO FBO Alessandra Klug 8847 N. Merrill St. Niles, IL 60714-1705	Worldwide Growth - Class A	10.27%
NFSC FEBO FBO Marilyn Kenerson 1627 W. Toughy Ave. Apt. 202 Chicago, IL 60626-2543	Worldwide Growth – Class B	9.30%
NFSC FEBO FBO Thomas C. Fariello St. 8341 SW 39th Ct. Davie, FL 33328-2903	Passport – Class B	5.90%
NFSC FEBO John Cannon 2 Pavilion Ct. Palm Coast, FL 32137-4576	Balanced – Class C	10.50%
NFSC FEBO Stephen G. Brindle 3625 Creekwood Ct. Downers Grove, IL 60515-1465	Growth – Class T	6.86%
NFSC FEBO Linda Fisher 9495 Evergreen Place Apt. 402 Fort Lauderdale, FL 33324-4328	Discovery – Class B	6.08%

Name and Address of Record Owner (1)	Fund	Amount Owned
NFSC FEBO John E. Newton 2201 Redwood Dr. Melbourne Beach, FL 32951-2425	Growth – Class B	6.60%
NFSC FEBO John A. and Sharyn P. Baker 6 Red Oak Moline, IL 61265-6127	Passport – Class C	8.18%
NFSC FEBO Shan Wein 173 Avenue C Apt. 4C New York, NY 10009-4763	Equity Growth – Class B	13.95%
NFSC FEBO Christine Gabriel 14250 Valley Vista Blvd. Sherman Oaks, CA 91423-4041	Mid-Cap Growth – Class A	12.90%
NFSC FEBO Joseph M. Etsibah 4290 Gull Prairie Dr. Apt 1A Kalamazoo, MI 49048-3041	Equity Growth – Class C	35.15%
Patterson & Co. Herd Enterprises Inc. 401K Plan 1525 West WT Harris Blvd. Charlotte, NC 28288-0001	Mid-Cap Growth –Class A	8.49%
Pershing LLC P O Box 2052 Jersey City, NJ 07303-9998	Balanced – Class B	15.89%
	Balanced – Class C	5.42%
	Balanced – Class R	98.57%
	Discovery – Class B	15.47%
	Equity Growth – Class A	10.36%
	Equity Growth – Class B	9.14%
	Growth – Class A	12.54%

Name and Address of Record Owner (1)	Fund	Amount Owned
	Growth – Class B	15.69%
	Growth – Class C	5.03%
	International Equity – Class A	5.92%
	International Equity – Class B	13.65%
	International Equity – Class T	22.09%
	Mid-Cap Growth – Class A	10.77%
	Mid-Cap Growth – Class B	6.94%
	Mid-Cap Growth – Class C	11.68%
	Mid-Cap Growth – Class R	35.51%
	Passport – Class A	7.52%
	Passport – Class B	14.03%
	Passport – Class C	11.92%
	Passport – Class R	7.76%
	Worldwide Growth – Class A	13.80%
	Worldwide Growth – Class B	24.48%
	Worldwide Growth – Class T	27.10%
Prudential Retirement 280 Trumbull St. Hartford, CT 06103-3509	Balanced – Class F	7.17%
RBC Dain Rauscher Custodian Arturo R. Garza IRA 2307 Aspen St. Richardson, TX 75082-3324	International Equity – Class T	15.92%

Name and Address of Record Owner (1)	Fund	Amount Owned
Raymond Floyd Broyles, Jr. 3200 E. Augusta St. Muskogee, OK 74403-6131	Passport – Class R	21.34%
Raymond James & Assoc. Inc. FBO TX MFD 401(k) 880 Carillon Pkwy St. Petersburg, FL 33716-100	Growth –Class T	14.60%
Remi J. Browne and Gail J. Browne 2 Proctor St. Manchester, MA 01944-1446	Worldwide Growth – Class A	5.76%
Scott & Stringfellow, Inc. 909 East Main Street Richmond, VA 23219-3002	Worldwide Growth – Class T	39.82%
SEI Private Trust Company C/O Mellon One Freedom Valley Drive Oaks, PA 19456	International Equity – Class R Passport – Class R	38.53% 35.13%
Smith Barney Corporate Trust Co. The Copeland Retirement Group Trust P.O. Box 1063 E. Brunswick, NJ 08816-1063	Balanced-Class F	6.12%
Southwest Securities FOB P.O. Box 509002 Dallas, TX 75250-9002	Equity Growth– Class T	13.08%
Suntrust Bank Custodian FBO International Investment Portfolio Limited Partnership PO Box 105870 Center 3144 Atlanta, GA 30348-5870	Passport – Class F	17.83%
SW Sec Inc. FBO Phylis Mae Baker TR, Mark Grant TTEE P.O. Box 509002 Dallas, TX 75250-9002	Mid-Cap Growth – Class A	12.73%

Name and Address of Record Owner (1)	Fund	Amount Owned
The Northern Trust Co FBO Dole- DV PO Box 95956 Chicago, IL 60675-0001	Discovery – Class R	7.75%
UBS Financial Services, Inc. FBO Angela S. Odell P.O. Box 3321, 1000 Harbor Blvd. Weehawken, NJ 07086-6761	Equity Growth – Class A	5.57%
UBS Financial Services, Inc. FBO Beverly E Hanson 5115 Birdwood Houston, TX 77096-2601	Mid-Cap Growth – Class T	33.31%
UBS Financial Services, Inc. FBO Brady Clark P.O. Box 3321 1000 Harbor Blvd. Weehawken, NJ 07086-6761	Discovery – Class C	5.93%
UBS Financial Services, Inc. FBO Jewel Richardson P.O. Box 3321 1000 Harbor Blvd. Weehawken, NJ 07086-6761	Mid-Cap Growth - Class B	10.78%
UBS Financial Services, Inc. FBO Rocky Nelson P.O. Box 3321 1000 Harbor Blvd. Weehawken, NJ 07086-6761	Passport – Class C	6.14%
UBS Financial Services, Inc. FBO Julian Miller 110 Trails End Corbin, KY 40701-8562	Worldwide Growth – Class C	5.63%
UBS Financial Services, Inc. FBO Paul S. Kirke P.O. Box 3321, 1000 Harbor Blvd. Weehawken, NJ 07086-6761	Equity Growth – Class T	84.81%

Name and Address of Record Owner (1)	Fund	Amount Owned
UBS Financial Services, Inc. FBO Maria L. Morales P.O. Box 3321, 1000 Harbor Blvd. Weehawken, NJ 07086-6761	Growth – Class C	7.22%
UBS Financial Services, Inc. FBO Eve Groyer P.O. Box 3321 1000 Harbor Blvd. Weehawken, NJ 07086-6761	Balanced - Class B	5.03%
UBS Financial Services, Inc. FBO Joseph Ernest Simpkins P.O. Box 3321 1000 Harbor Blvd. Weehawken, NJ 07086-6761	Worldwide Growth - Class A	15.71%
UBS Financial Services, Inc. FBO James O'Connor P.O. Box 3321 1000 Harbor Blvd. Weehawken, NJ 07086-6761	Worldwide Growth – Class C	11.01%
UBS Financial Services, Inc. Miguel A. Garcia Cond Segovia Apt 2001 San Juan, PR 00918	Worldwide Growth – Class T	27.98%
UBS Financial Services, Inc. FBO Robert E. Hanson P.O. Box 3321 1000 Harbor Blvd. Weehawken, NJ 07086-6761	Mid-Cap Growth –Class T	22.60%
UMB Bank As Trustee FBO Anderson 401(k) Plan P.O. Box 419784 Kansas City, MO 64141-6784	Discovery – Class R	5.44%
Virginia Holdings LLC 201 International Circle, Suite 200 Hunt Valley, MD 21030-1366	Passport –Class A	14.09%

Name and Address of Record Owner (1)	Fund	Amount Owned
Wells Fargo Investments LLC 420 Montgomery St San Francisco, CA 94104-1207	International Equity – Class T	7.49%
Wells Fargo Investments LLC 608 Second Ave. South 8th Fl Minneapolis, MN 55402-1916	Balanced – Class C	5.71%
	Growth – Class T	6.52%
	Worldwide Growth – Class C	5.81%

(1) Except as set forth in the table above, the Company does not know of any person who, as of January 31, 2005, owned beneficially 5% or more of the shares of any class of any Fund.

(2) As of January 31, 2005, the Mellon 401(k) Retirement Savings Plan (the "Mellon Plan"), One Mellon Center, Room 705, Pittsburgh, PA 15258-0001, held 27.6% of the outstanding shares of Dreyfus Founders Worldwide Growth Fund. As a result, votes cast by the Mellon Plan on matters submitted to a vote of that Fund's shareholders may represent a significant portion of the total votes cast, and therefore may affect the outcome of the vote. The Mellon Plan is organized as a Pennsylvania trust.

Shares of each Class of each Fund are fully paid and nonassessable when issued. All shares of each Class of a Fund participate equally upon liquidation and in dividends and other distributions by that Class, and participate in proportion to their relative net asset values in the residual assets of a Fund in the event of its liquidation. Shares of each Class of each Fund are redeemable as described herein under "Redemption of Shares" and under "About Your Investment" or "Your Investment" in the Prospectuses. Fractional shares have the same rights proportionately as full shares. The Company does not issue share certificates. Shares of the Company have no conversion, subscription or preemptive rights.

Each full share of the Company has one vote and fractional shares have proportionate fractional votes. Shares of the Funds are generally voted in the aggregate except where separate voting by each Class and/or each Fund is required by law. The Company is not required to hold regular annual meetings of shareholders and does not intend to do so; however, the Board of Directors will call special meetings of shareholders if requested in writing generally by the holders of 10% or more of the outstanding shares of each Fund or as may be required by applicable law or the Company's Articles of Incorporation. Each Fund will assist shareholders in communicating with other shareholders as required by federal and state securities laws. Directors may be removed by action of the holders of a majority or more of the outstanding shares of all of the Funds. Shares of the Company have non-cumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors if they choose to do so and, in such an event, the holders of the remaining less than 50% of the shares voting for the election of directors will not be able to elect any person or persons to the Board of Directors.

PRICING OF SHARES

The Company calculates net asset value per share, and therefore effects sales, redemptions, and repurchases of its shares, once daily as of the close of regular trading on the NYSE (usually 4:00 p.m. Eastern time) on each day the NYSE is open for trading. The NYSE is not open for trading on the following holidays: New Year's Day, Martin Luther King Jr. Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

All Funds Except Money Market Fund. The net asset value per share of each Class of each Fund is calculated by dividing the value of all securities held by that Fund and its other assets (including dividends and interest accrued but not collected) attributable to that Class, less the Fund's liabilities (including accrued expenses) attributable to that Class, by the number of outstanding shares of that Class. Expenses and fees, including the advisory fees and fees pursuant to the Distribution Plans and Shareholder Services Plan, are accrued daily and taken into account for the purpose of determining the net asset value of each Class of each Fund's shares. Because of the differences in the operating expenses incurred by each Class of a Fund, the per share net asset value of each Class will differ.

Domestic Equity Securities. A security listed or traded on a securities exchange or in the over-the counter market is valued at its last sale price on the exchange or market where it is principally traded; lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. The Company's Board of Directors has authorized Founders to value Nasdaq-traded securities at their official closing prices.

Foreign Securities. Foreign securities traded on foreign exchanges ordinarily are valued at the last quoted official closing price available before the time when the Fund's assets are valued. In the event that a foreign exchange does not provide an official closing price, or if the foreign market has not yet closed as of the valuation time on a particular day, foreign securities shall be valued at the last quoted sale price available before the time when the Funds' assets are valued. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. In some cases, particularly with respect to securities or companies in certain Latin American countries, prices may not be available in a timely manner. Therefore, such prices will be obtained from a Board-authorized pricing service. These prices will be reflective of current day trading activity, and will be secured at a consistent time each day. If a security's price is available from more than one U.S. or foreign exchange, the exchange that is the primary market for the security will be used. Foreign securities not traded on foreign exchanges, including 144As and foreign income securities, are valued on the basis of the average of at least

two market maker quotes and/or the portal system. New York closing exchange rates are used to convert foreign currencies to U.S. dollars.

<u>Debt Instruments</u>. Debt securities with remaining maturities greater than 60 days are valued at the evaluated bid prices as determined on each valuation day by a portfolio pricing service approved by the Directors. If a pricing service is not able to provide a price for a debt security, the value shall be determined as follows: (a) if prices are available from two or more dealers, brokers or market makers in the security, the value is the mean between the highest bid and the lowest asked quotations obtained from at least two dealers, brokers or market makers; and (b) if prices are available from only one broker, dealer or market maker, the value is the mean between the bid and the asked quotations provided, unless the broker, dealer or market maker can provide only a bid quotation, in which case the value is such bid quotation. Short-term securities generally are valued at amortized cost if their remaining maturity at the time of purchase is 60 days or less.

<u>Securities for which Market Quotations are not Available or do not Reflect Fair Value</u>. If market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value (such as when trading in a security has been suspended or when the value of a security has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before a Fund calculates its net asset value), the Fund may value those investments at fair value as determined in good faith by the Board of Directors, or pursuant to procedures approved by the Board of Directors.

Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. The Funds may use fair value prices obtained from such a pricing service in lieu of the closing prices from foreign markets in valuing foreign equity securities on days when movements in the U.S. stock market are determined to have materially affected the value of those securities subsequent to the closing of the foreign markets. In addition to establishing the fair value of securities, another objective of this policy is to attempt to reduce the possibility that an investor may seek to take advantage of any disparity between the foreign securities' closing market prices and their fair value by engaging in "time zone arbitrage." Accordingly, the Funds that invest a significant portion of their assets in foreign equity securities (the International Equity, Passport and Worldwide Growth Funds) are likely to use fair value pricing more frequently than Funds that invest substantially all of their assets in domestic securities.

Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. In addition, it is possible that the fair value determined for a

security may be different from the value that may be realized upon the security's sale, and that these differences may be material to the net asset value of the applicable Fund.

Pricing Services. The Company's Board of Directors periodically reviews and approves the pricing services used to value the Funds' securities. All pricing services may employ electronic data processing techniques and/or computerized matrix systems to determine valuations. Normal institutional-size trading units are normally selected in valuing debt securities.

Money Market Fund. The Board of Directors has adopted a policy that requires that the Fund use its best efforts, under normal circumstances, to maintain a constant net asset value of $1.00 per share using the amortized cost method. The amortized cost method involves valuing a security at its cost and thereafter accruing any discount or premium at a constant rate to maturity. By declaring these accruals to the Fund's shareholders in the daily dividend, the value of the Fund's assets, and thus its net asset value per share, generally will remain constant. No assurances can be provided that the Fund will be able to maintain a stable $1.00 per share net asset value. This method may result in periods during which the value of the Fund's securities, as determined by amortized cost, is higher or lower than the price the Fund would receive if it sold the securities. During periods of declining interest rates, the daily yield on shares of the Fund computed as described above may tend to be higher than a like computation made by a similar fund with identical investments utilizing a method of valuation based upon market prices and estimates of market prices for all of its portfolio securities. Thus, if the use of amortized cost by the Fund resulted in a lower aggregate portfolio value on a particular day, a prospective investor in the Fund would be able to obtain a somewhat higher yield than would result from investment in a similar fund utilizing market values, and existing investors in the Fund would receive less investment income. The converse would apply in a period of rising interest rates.

In connection with its use of the amortized cost method, Money Market Fund must maintain a dollar-weighted average portfolio maturity of 90 days or less, purchase only portfolio securities having remaining maturities of 397 calendar days or less, and invest only in securities, whether rated or unrated, determined by the Board of Directors to be of high quality with minimal credit risks. The Board of Directors also has established procedures designed to stabilize, to the extent reasonably possible, the Fund's net asset value per share, as computed for the purpose of sales and redemptions, at $1.00. Such procedures include review of the Fund's portfolio holdings by the Board of Directors at such intervals as it may deem appropriate to determine whether the Fund's net asset value calculated by using available market quotations deviates from $1.00 per share, and, if so, whether such deviation may result in material dilution or may otherwise be unfair to existing shareholders. In the event the Board of Directors determines that such a deviation exists, the Board will take such corrective action as it deems necessary and appropriate, which action might include selling portfolio securities prior to maturity to realize capital gains or losses or to shorten average portfolio maturity, withholding dividends, or establishing a net asset value per share by using available market quotations.

Options. When a Fund writes an option, an amount equal to the premium received is included in the Fund's Statement of Assets and Liabilities as an asset and an equivalent liability. The amount of the liability is subsequently marked-to-market to reflect the current market value of the option written.

When the Funds purchase a put or call option on a stock index, the premium paid is included in the asset section of the Fund's Statement of Assets and Liabilities and subsequently adjusted to the current market value of the option. Thus, if the current market value of the option exceeds the premium paid, the excess is unrealized appreciation and, conversely, if the premium exceeds the current market value, such excess is unrealized depreciation.

DIVIDENDS, DISTRIBUTIONS AND TAXES

Each of the Funds intends to qualify annually as a regulated investment company. Generally, regulated investment companies are relieved of federal income tax on the net investment income and net capital gains that they earn and distribute to their shareholders. Unless an account is not subject to income taxes, shareholders must include all dividends and capital gains distributions in taxable income for federal, state and local income tax purposes.

Distributions paid from a Fund's investment company taxable income (which includes, among other items, dividends, interest, and the excess of net short-term capital gains over net long-term capital losses) are taxable as ordinary income or, in the case of qualified dividends from domestic corporations and certain qualified foreign corporations, at a reduced rate, whether received in cash or additional shares. Distributions of net capital gain (the excess of net long-term capital gain over net short-term capital loss) designated by a Fund as capital gain dividends are taxable as long-term capital gain, regardless of the length of time the shareholder has held his Fund shares at the time of the distribution, whether received in cash or additional shares. Shareholders receiving distributions in the form of additional shares will have a cost basis for federal income tax purposes in each share received equal to the net asset value of a share of that Fund on the reinvestment date.

As of December 31, 2004, each of the Funds had capital loss carryovers that may be available to offset future realized capital gains, if any, and thereby reduce future taxable gains distributions, if any. Shareholders should consult the Funds' most recent annual reports under "Notes to Financial Statements – Federal Tax Information" for additional information, including the expiration dates of these carryovers.

Any loss realized by a shareholder upon the disposition of shares held for six months or less from the date of his or her purchase will be treated as a long-term capital

loss to the extent of any amounts treated as distributions of long-term capital gain during such six-month period.   Further, a loss realized on a disposition will be disallowed to the extent the shares disposed of are replaced (whether by reinvestment of distributions or otherwise) within a period of 61 days beginning 30 days before and ending 30 days after the shares are disposed of.   In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss.

A portion of a Fund's dividends may qualify for the corporate dividends-received deduction; however, the alternative minimum tax applicable to corporations may reduce the value of the dividends-received deduction.

All dividends and distributions are regarded as taxable to the investor, whether or not such dividends and distributions are reinvested in additional shares. If the net asset value of Fund shares should be reduced below a shareholder's cost as a result of a distribution of such realized capital gains, such distribution would be taxable to the shareholder although a portion would be, in effect, a return of invested capital. The net asset value of each Fund's shares reflects accrued net investment income and undistributed realized capital gains; therefore, when a distribution is made, the net asset value is reduced by the amount of the distribution. Distributions generally are taxable in the year in which they are received, regardless of whether received in cash or reinvested in additional shares. However, dividends declared in October, November, or December of a calendar year to shareholders of record on a date in such a month and paid by a Fund during January of the following calendar year will be taxable as though received by shareholders on December 31 of the calendar year in which the dividends were declared.

While the Funds intend to make distributions at the times set forth in the Prospectuses, those times may be changed at each Fund's discretion.   The Funds intend to distribute substantially all investment company taxable income and net realized capital gains.   Through such distributions, and by meeting certain other requirements, each Fund intends to continue to qualify for the tax treatment accorded to regulated investment companies under Subchapter M of the Internal Revenue Code (the "Code").   In each year in which a Fund so qualifies, it will not be subject to federal income tax upon the amounts so distributed to investors. The Code contains a number of complex tests to determine whether a Fund will so qualify, and a Fund might not meet those tests in a particular year. If it did not so qualify, the Fund would be treated for tax purposes as an ordinary corporation and receive no tax deduction for payments made to shareholders.   Qualification as a regulated investment company does not involve supervision by any governmental authority either of the Company's management or of the Funds' investment policies and practices.

Amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% excise tax.   To prevent application of the excise tax, the Funds intend to continue to make distributions in accordance with this requirement.   However, the Company's Board of Directors and Founders could determine in a particular year that it would be in the best interests of

shareholders for a Fund not to make such distributions at the required levels and to pay the excise tax on the undistributed amounts. That would reduce the amount of income or capital gains available for distribution to shareholders.

Certain options and forward contracts in which the Funds may invest are "section 1256 contracts." Gains or losses on section 1256 contracts generally are considered 60% long-term and 40% short-term capital gains or losses; however, foreign currency gains or losses (as discussed below) arising from certain section 1256 contracts may be treated as ordinary income or loss. Also, section 1256 contracts held by the Funds at the end of each taxable year (and, with some exceptions, for purposes of the 4% excise tax, on October 31 of each year) are "marked-to-market," with the result that unrealized gains or losses are treated as though they were realized.

Generally, the hedging transactions undertaken by the Funds may result in "straddles" for federal income tax purposes. The straddle rules may affect the character of gains (or losses) realized by the Funds. In addition, losses realized by the Funds on positions that are part of a straddle may be deferred under the straddle rules, rather than being taken into account in calculating the taxable income for the taxable year in which the losses are realized. The hedging transactions may increase the amount of short-term capital gain realized by the Funds, which is taxed as ordinary income when distributed to shareholders.

The Funds may make one or more of the elections available under the Code that are applicable to straddles. If any of the elections are made, the amount, character and timing of the recognition of gains or losses from the affected straddle positions will be determined under rules that vary according to the election(s) made. The rules applicable under certain of the elections may operate to accelerate the recognition of gains or losses from the affected straddle positions.

Because application of the straddle rules may affect the character of gains or losses by deferring losses and/or accelerating the recognition of gains from the affected straddle positions, the amount that must be distributed to shareholders and that will be taxed to shareholders as ordinary income or long-term capital gain may be increased or decreased as compared to a fund that did not engage in such hedging transactions.

Requirements related to the Funds' status as regulated investment companies may limit the extent to which any particular Fund will be able to engage in transactions in options and forward contracts.

The Funds intend to accrue dividend income for Federal income tax purposes in accordance with Code rules applicable to regulated investment companies. In some cases, these rules may have the effect of accelerating (in comparison to other recipients of the dividend) the time at which the dividend is taken into account by a Fund as income.

Gains or losses attributable to fluctuations in foreign currency exchange rates that occur between the time a Fund accrues interest or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time a Fund actually collects such receivables or pays such liabilities are treated as ordinary income or ordinary loss. Similarly, on disposition of debt securities denominated in a foreign currency and on disposition of certain options and forward contracts, gains or losses attributable to fluctuations in the value of the foreign currency between the date of acquisition of the position and the date of disposition also are treated as ordinary gain or loss. These gains and losses, referred to under the Code as "section 988" gains or losses, may increase or decrease the amount of a Fund's investment company taxable income available to be distributed to its shareholders as ordinary income, rather than increasing or decreasing the amount of the Fund's net capital gain. If section 988 losses exceed other investment company taxable income during a taxable year, a Fund generally would not be able to make any ordinary income dividend distributions. Such distributions made before the losses were realized generally would be recharacterized as a return of capital to shareholders, rather than as an ordinary dividend, reducing each shareholder's basis in his or her Fund shares.

A Fund may be required to withhold federal income tax at the rate of 29% in 2005 (28% in 2006 – 2010) of all taxable distributions and gross proceeds from the disposition of Fund shares payable to shareholders who fail to provide the Fund with their correct taxpayer identification numbers or to make required certifications, or where a Fund or a shareholder has been notified by the Internal Revenue Service (the "IRS") that a shareholder is subject to backup withholding. Corporate shareholders and certain other shareholders specified in the Code generally are exempt from such backup withholding. Backup withholding is not an additional tax. Any amounts withheld may be credited against the shareholder's federal income tax liability.

Income received by a Fund from sources within foreign countries may be subject to withholding and other taxes imposed by such countries. Tax conventions between certain countries and the United States may reduce or eliminate such taxes. It is impossible to determine in advance the amount of foreign taxes that will be imposed on a Fund. If more than 50% of the value of a Fund's total assets at the close of any taxable year consists of securities of foreign corporations, the Fund will be eligible to, and may, file an election with the IRS that will enable its shareholders, in effect, to receive the benefit of the foreign tax credit with respect to any foreign and U.S. possessions' income taxes paid by it. The Fund will report to its shareholders shortly after each taxable year their respective shares of the Fund's income from sources within, and taxes paid to, foreign countries and U.S. possessions if it makes this election.

Certain Funds may invest in the stock of "passive foreign investment companies" ("PFICs"). A PFIC is a foreign corporation that, in general, meets either of the following tests: (1) at least 75% of its gross income is passive or (2) an average of at least 50% of its assets produce, or are held for the production of, passive income. Under certain circumstances, a Fund will be subject to federal income tax on a portion of any "excess

distribution" received on the stock of a PFIC or of any gain on disposition of the stock (collectively "PFIC income"), plus interest thereon, even if the Fund distributes the PFIC income as a taxable dividend to its shareholders. The balance of the PFIC income will be included in the Fund's investment company taxable income and, accordingly, will not be taxable to it to the extent that income is distributed to its shareholders.

Money Market Fund will declare a dividend of its investment company taxable income on a daily basis, and shareholders of record begin receiving dividends no later than the next day following the day when the purchase is effected. The dividend declared at 4:00 p.m. Eastern time will be deducted immediately before the net asset value calculation is made. Shareholders will receive dividends in additional shares, unless they elect to receive cash by notifying the Transfer Agent in writing. Dividends will be reinvested monthly on the last business day of each month at the per share net asset value on that date. If cash payment is requested, checks will be mailed as soon as possible after the end of the month. If a shareholder redeems his entire account, all dividends declared to the effective date of redemption will be paid at that time. Shareholders will receive quarterly statements of account activity, including information on dividends paid or reinvested. Shareholders also will receive confirmations after each transaction, except as stated in the applicable Prospectus. Tax information will be provided annually.

Money Market Fund's net income consists of all interest income accrued (including accrued discount earned and premium amortized), plus or minus all short-term realized gains and losses on portfolio assets, less accrued expenses. The amount of the daily dividend will fluctuate. To the extent necessary to attempt to maintain a net asset value of $1.00 per share, the Board of Directors may consider the advisability of temporarily reducing or suspending payment of daily dividends.

The Distributor may provide the Funds' shareholders with information concerning the average cost basis of their shares to assist them in preparing their tax returns. This information is intended as a convenience to the Funds' shareholders and will not be reported to the IRS. The IRS permits the use of several methods in determining the cost basis of mutual fund shares. Cost basis information provided by the Distributor will be computed using the single-category average cost method, although neither the Distributor nor the Company recommends any particular method of determining cost basis. Other methods may result in different tax consequences. If a Fund's shareholder has reported gains or losses from investments in the Fund in past years, the shareholder must continue to use the method previously used, unless the shareholder applies to the IRS for permission to change methods.

The treatment of any ordinary dividends, qualified dividends and capital gains distributions to shareholders from a Fund under the various state and local income tax laws may not parallel that under federal law. In addition, distributions from a Fund may be subject to additional state, local, and foreign taxes, depending upon each shareholder's particular situation. Shareholders are advised to consult their own tax

advisers with respect to the particular tax consequences to them of an investment in a Fund.

YIELD AND PERFORMANCE INFORMATION

The Company may, from time to time, include the yield or total return of the Funds in advertisements or reports to shareholders or prospective investors. Quotations of yield for the Government Securities and Balanced Funds will be based on all investment income per share earned during a particular 30-day period (including dividends and interest), less expenses accrued during the period ("net investment income"), and are computed by dividing net investment income by the maximum offering price per share on the last day of the period, according to the following formula:

$$YIELD = 2\left[\left(1 + \frac{a-b}{cd}\right)^6 - 1\right]$$

where
- $a =$ dividends and interest earned during the period,

- $b =$ expenses accrued for the period (net of reimbursements),

- $c =$ the average daily number of shares outstanding during the period that were entitled to receive dividends, and

- $d =$ the maximum offering price per share on the last day of the period.

The Money Market Fund's yield is computed in accordance with a standardized method which involves determining the net change in the value of a hypothetical pre-existing Fund account having a balance of one share at the beginning of a seven day calendar period for which yield is to be quoted, dividing the net change by the value of the account at the beginning of the period to obtain the base period return, and annualizing the results (i.e., multiplying the base period return by 365/7). The net change in the value of the account reflects the value of additional shares purchased with dividends declared on the original share and any such additional shares and fees that may be charged to shareholder accounts, in proportion to the length of the base period and the Fund's average account size, but does not include realized gains and losses or unrealized appreciation and depreciation. Effective yield is computed by adding 1 to the base period return, calculated as described above, raising that sum to a power equal to 365/7, and subtracting 1 from the result, according to the following formula:

$$EFFECTIVE\ YIELD = \left[(BASE\ PERIOD\ RETURN + 1)^{365/7}\right] - 1$$

Quotations of average annual total return for each Fund will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in

the Fund over periods of 1, 5, and 10 years (up to the life of the Fund), and may also be expressed for other periods. These are the annual total rates of return that would equate the initial amount invested to the ending redeemable value. These rates of return are calculated pursuant to the following formula: $P(1 + T)^n = ERV$ (where P = a hypothetical initial payment of $1,000, T = the average annual total return, n = the number of years, and ERV = the ending redeemable value of a hypothetical $1,000 payment made at the beginning of the period). All total return figures reflect the deduction of a proportional share of Fund expenses on an annual basis, and assume that all dividends and distributions are reinvested when paid. A Class's average annual total return figures calculated in accordance with this formula assume that in the case of Class A or Class T, the maximum sales load has been deducted from the hypothetical initial investment at the time of purchase or, in the case of Class B or Class C, the maximum applicable CDSC has been paid upon redemption at the end of the period.

Aggregate total return is calculated by subtracting the amount of a Fund's net asset value (maximum offering price in the case of Class A or Class T) per share at the beginning of a stated period from the net asset value per share at the end of the period (after giving effect to the reinvestment of dividends and distributions during the period and any applicable CDSC), and dividing the result by the net asset value (maximum offering price in the case of Class A or Class T) per share at the beginning of the period. Aggregate total return also may be calculated based on the net asset value per share at the beginning of the period instead of the maximum offering price per share at the beginning of the period for Class A or Class T shares or without giving effect to any applicable CDSC at the end of the period for Class B or Class C shares. In such cases, the calculation would not reflect the deduction of the sales load with respect to Class A or Class T shares or any applicable CDSC with respect to Class B or Class C shares, which, if reflected, would reduce the performance quoted.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. The after-tax returns include applicable sales loads. Actual after-tax returns depend on the investor's individual tax situation. The after-tax return information does not apply to fund shares held through tax-deferred accounts, such as 401(k) plans or individual retirement accounts.

Performance information for any Fund reflects only the performance of a hypothetical investment in the Fund during the particular time period on which the calculations are based. Performance information should be considered in light of the Fund's investment objectives and policies, characteristics and quality of the portfolios and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

ADDITIONAL INFORMATION

Code of Ethics

The Company, Founders and the Distributor each have adopted codes of ethics under Rule 17j-1 of the 1940 Act. These codes permit the personnel subject to the respective codes to invest in securities, including securities that may be purchased or held by the Funds. The provisions of the respective codes are summarized below.

<u>Mellon Securities Trading Policy.</u>

Mellon Financial, the ultimate parent company of Founders and the Distributor, has established a comprehensive policy concerning personal securities trading (the Securities Trading Policy, or "STP"), to which each of Founders' and the Distributor's employees is subject. The STP is designed to detect and prevent conflicts of interest, avoid even the appearance of impropriety, and ensure compliance with applicable laws in the conduct of Mellon Financial's business. The STP sets forth procedures and limitations that govern the personal securities transactions of every employee in accounts held in their own name as well as accounts in which they have indirect ownership. Founders, the Distributor, and their related persons and employees, may, under certain circumstances and consistent with the STP, purchase or sell for their own accounts securities that Founders also recommends to its clients.

Founders and the Distributor, as indirect subsidiaries of Mellon Financial, are parts of a diversified financial services organization. While certain STP requirements are applicable to all Mellon Financial employees, the STP imposes different requirements and limitations on employees based on the nature of their job responsibilities. Each of Founders' employees, officers and board members generally is classified as either an Investment Employee ("IE"), an Access Decision Maker ("ADM") or an Other Employee ("OE"). IEs are employees who, in the normal conduct of their job responsibilities, have access (or are likely to be perceived as having access) to nonpublic information regarding any advisory client's purchase or sale of securities or the portfolio holdings of any Proprietary Fund, or who are involved in making securities recommendations to advisory clients or have access to such recommendations that are nonpublic. (For purposes of the STP, a Proprietary Fund is defined as an investment company or collective fund for which a Mellon Financial subsidiary serves as an investment adviser, sub-adviser or principal underwriter, other than money market funds. The Dreyfus Founders Funds, other than Money Market Fund, are considered to be Proprietary Funds). ADMs (generally portfolio managers and research analysts who make recommendations or decisions regarding the purchase or sale of securities for mutual funds and other managed accounts) are subject to the most extensive procedures under the STP. A further designation of Micro-Cap Access Decision Maker ("MCADM") is reserved for those ADMs who make recommendations or decisions

regarding the purchase or sale of any security of an issuer with a low common equity market capitalization, as defined in the STP. Founders' employees are considered OEs if they are not an IE or ADM. The principal elements of the STP applicable to Founders' employees are summarized below. (Employees of the Distributor generally do not have access to information concerning Founders' trading activities for its clients.)

IEs and ADMs are subject to preclearance and personal securities reporting requirements, with respect to discretionary accounts in which they have direct or indirect ownership (as defined in the STP), wherein they must: (a) provide to the Preclearance Compliance Officer or his or her designee, a statement of all securities and Proprietary Fund accounts that may trade reportable securities and their respective holdings, as well as a listing of any reportable securities held outside of trading accounts, within 10 calendar days of becoming an IE or ADM, and again quarterly upon request of the Mellon Financial Ethics Office; (b) instruct their broker or other entity through which they have a securities or Proprietary Fund trading account to submit directly to the Preclearance Compliance Officer or his or her designee copies of all trade confirmations and account statements; (c) provide to the Preclearance Compliance Officer or his or her designee, within 10 calendar days after the end of each calendar quarter, a statement of securities or Proprietary Fund transactions not covered by filed confirmations from brokers or other entities or account statements or reports previously delivered to the Preclearance Compliance Officer; and (d) obtain written preclearance from the Preclearance Compliance Officer before initiating any securities or Proprietary Fund (with certain exemptions) transaction. Transaction reporting is not required for nondiscretionary accounts, transactions in exempt securities (as defined in the STP), or transactions effected pursuant to an automatic investment plan. Other securities transactions which were not completed through an account must be reported to the Preclearance Compliance Officer or his or her designee within 10 calendar days after the end of the calendar quarter in which the transaction occurs. OEs are not subject to these requirements.

Preclearance is not required for transactions involving certain exempt securities (such as open-end investment company securities that are not Proprietary Funds, money market funds (regardless of Mellon Financial affiliation) and short-term instruments, as specified in the STP), non-financial commodities, index securities (unless they are Proprietary Funds), transactions in non-discretionary accounts (approved accounts over which the employee has no direct or indirect control over the investment decision making process), transactions done pursuant to automatic investment plans, and certain other transactions detailed in the STP which are either involuntary or deemed not to present any potential conflict of interest. Preclearance Compliance Officers maintain a "restricted list" of companies whose securities are deemed appropriate for implementation of trading restrictions for IEs and ADMs. This list is used by the Preclearance Compliance Officer to determine whether or not to grant trading authorization. In general, employees will not be given clearance to trade in any security that is on the restricted list or for which there is a pending buy or sell order for an affiliated account. The Preclearance Compliance Officer may approve certain de minimis transactions even when the firm is trading such securities, as specified in the

STP. If preclearance approval is received, the trade must be communicated to the broker on the same day, and executed before the end of the next business day, at which time the preclearance authorization will expire.

The acquisition of any securities in a private placement requires prior written approvals from (a) each of the Mellon Financial Senior Management Committee member representing Founders' business, the Manager of the Mellon Financial Ethics Office and the Preclearance Compliance Officer (for IEs) or (b) the Mellon Financial Investment Ethics Committee (for ADMs). All employees are prohibited from investing in initial public offerings without prior approval of the Manager of the Ethics Office, which is only granted when the allocation is the result of a direct family relationship. With respect to transactions involving Mellon Financial securities, all employees are also prohibited from engaging in short sales, purchases on margin, option transactions (other than employee options), and short-term trading (i.e. purchasing and selling, or selling and purchasing, Mellon Financial securities within any 60 calendar day calendar period). With respect to non-Mellon Financial securities (other than Proprietary Funds, discussed below), purchasing and selling, or selling and purchasing, the same or equivalent security within 60 calendar days is discouraged. Any profits realized on short-term trades in Mellon Financial or non-Mellon Financial securities by ADMs and IEs must be disgorged (except for short-term trades in Mellon Financial securities in Mellon Financial 401(k) plan accounts). However, transactions in non-Mellon Financial securities that are exempt from preclearance are not considered purchases or sales for purposes of profit disgorgement.

The STP provides that no Mellon Financial employee should knowingly participate in or facilitate late trading, market timing or any other activity with respect to any mutual fund in violation of applicable law or of the fund's disclosure documents. In addition, because holdings in Proprietary Funds are expected to be long-term investments, IEs and ADMs are prohibited from purchasing and redeeming, or redeeming and purchasing, shares of any Proprietary Fund within any 60 calendar day period, unless they have the prior approval of the Preclearance Compliance Officer or his or her designee. Transactions within non-discretionary accounts or pursuant to an automatic investment plan are not deemed to be purchases or redemptions for purposes of this 60-day holding period. With respect to employees' movements of balances into or out of Proprietary Funds within their Mellon Financial 401(k) plan accounts, the transactions generally do not need to be precleared, but they are nonetheless subject to holdings reporting and to the 60-day holding period.

The Investment Ethics Committee is composed of investment, legal, risk management, audit and ethics management representatives of Mellon Financial and its affiliates, and has oversight responsibility with respect to personal securities trading and investment activity of ADMs. The President and Chief Executive Officer, Director of Investments and Preclearance Compliance Officer of Founders are designees of the Investment Ethics Committee. The following additional restrictions apply to ADMs: (a) subject to certain exceptions specified in the STP, ADMs must disclose and obtain written authorization from their Chief Executive Officer, Chief Investment Officer or other

Investment Ethics Committee designee prior to making or acting upon a portfolio recommendation in a security which the ADM owns directly or indirectly; (b) ADMs who are portfolio managers are prohibited from personally purchasing or selling the same or equivalent security seven days before or after a Fund or other advised account transaction; and (c) ADMs must provide to the Preclearance Compliance Officer or his or her designee within 30 calendar days of each quarter-end the ADM Quarterly Report, which includes information on securities directly or indirectly owned by the ADM at any time during the quarter which were also recommended for advised portfolios, private placements and micro-cap holdings. ADMs who are designated as MCADMs have additional restrictions, disclosure obligations, and required approvals when voluntarily acquiring, directly or indirectly, securities of issuers with low common equity market capitalization, as defined in the STP.

Company Code of Ethics.

The Company has adopted a Code of Ethics applicable to the Independent Directors of the Company. The Company's Code is intended to prevent Independent Directors from engaging in any personal securities transactions or other activities which might conflict with or adversely affect the interests of the Company and Fund shareholders. An Independent Director may not purchase or sell any security which he or she knows is then being purchased or sold, or being considered for purchase and sale, by any Fund. An Independent Director must report a personal securities transaction if, at the time of the transaction, the Director knew or should have known that during the 15 days preceding the transaction, such security was purchased or sold, or considered for purchase or sale, by any Fund.

Disclosure of Portfolio Holdings

The Funds have adopted policies and procedures to ensure that the disclosure of information about the securities they hold in their portfolios is in the best interests of Fund shareholders and in compliance with applicable legal requirements. These policies and procedures also have been designed to address conflicts between the interests of Fund shareholders, on the one hand, and those of Founders, the Distributor or their affiliates, on the other. It is the policy of the Funds to protect the confidentiality of their portfolio holdings and to prevent disclosure of non-public information about such holdings to selected third parties for other than legitimate business purposes. The Funds publicly disclose their complete schedule of portfolio holdings, as reported on a month-end basis, on the Dreyfus website at www.dreyfus.com under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings Reports (except for Government Securities and Money Market Funds), and on the Founders website at www.founders.com under Fund Prices & Information. The information is posted on these websites on the last day of the month following the month for which such information is applicable, unless the month for which such information is applicable is the last month of a calendar quarter, in which case the information will be posted on these websites on the 15th day of the month following the month for which such information is applicable. The information will remain accessible on these websites at least until the date on which the Funds file a

Form N-Q or Form N-CSR with the SEC for the period that includes the date as of which the website information is current.

If there is a legitimate business purpose for disclosing portfolio holdings information that is not publicly available as described above, such information may be disclosed provided that (a) neither the Funds, Founders nor any other party may receive any compensation or other consideration in connection with the disclosure, including any arrangement to maintain assets in the Funds or in other investment companies managed by Founders or an affiliate of Founders; and (b) the recipient is subject to a written agreement that obligates the recipient to maintain the information in a confidential manner and prohibits the recipient from trading on the basis of the information. Disclosure of the Funds' portfolio holdings must be authorized by Founders' Director of Investments and Legal Department.

The following types of disclosures made in the ordinary course of business are considered immaterial, and therefore are not prohibited: (1) meetings with portfolio managers to discuss portfolio performance at which there may be an occasional mention of specific portfolio securities; (2) disclosure to a broker or dealer of one or more securities in connection with the purchase or sale by a Fund of such securities; (3) requests for price quotations on individual securities from a broker or dealer where such securities are not priced by a Fund's normal pricing service or where a Fund wishes to obtain a second quote as a means of checking the quotes it receives from its normal pricing vendor; (4) requests for price quotations or bids on one or more securities; (5) disclosures in connection with litigation involving a Fund's portfolio securities such as class actions to which the Fund may be part of the plaintiff class; (6) disclosure to regulatory authorities, including foreign regulatory authorities; (7) disclosure of portfolio securities where a particular Fund is not identified as the owner of the securities and under circumstances in which a reasonable person would not be led to believe that a particular Fund was the owner; and (8) disclosure of more general information about a Fund's portfolio that does not reveal the holding of any particular security, including, but not limited to, portfolio volatility, market capitalization data, percentages of international and domestic securities, net assets, duration, beta, sector allocations, price to earnings ratios, estimated long-term earnings per share growth, price to book ratios, and dividend yield.

The Funds also may disclose portfolio holdings information to the following service providers and others who generally need access to such information in the performance of their contractual duties and responsibilities and which are subject to duties of confidentiality, including a duty not to trade on non-public information, imposed by law and/or contract: the Fund's investment adviser, fund accountant, custodian, auditors, attorneys, and each of their respective affiliates and advisers.

Quarterly reports regarding any new disclosure of non-public portfolio holdings information to selected third parties are provided to the Board. The Board reviews these reports and determines whether such disclosure is consistent with the interests of the Funds and their shareholders. In making this determination, the Board, at a

minimum, may consider (i) the proposed recipient's need for the relevant holdings information; (ii) whether the disclosure will benefit the Funds or, at a minimum, not harm the Funds; (iii) what conflicts may result from such disclosure; and (iv) what compliance measures intended to limit the potential for harm to the Funds have been established. The Board is not foreclosed from reaching the determination that the disclosure is appropriate simply because the disclosure may also further the interests of Founders or an affiliate of Founders. On an annual basis, the Board reviews a report of all ongoing arrangements to disclose non-public portfolio holdings information to third parties and the results of the program established by the Funds' CCO for monitoring the recipient's use of the information. The Board also reviews on an annual basis the policies and procedures for their continued appropriateness. The Funds' Board or CCO may, on a case-by-case basis, impose additional restrictions on the dissemination of portfolio holdings information beyond those found in the policies and procedures.

<u>Ongoing Arrangements</u>

The following are the ongoing arrangements by which the Funds make available nonpublic information about their portfolio securities. No compensation or other consideration is received by the Funds, Founders, or any other party in connection with these arrangements. Each of the recipients is subject to a duty of confidentiality, including a duty not to trade on non-public information, imposed by law and/or contract. All arrangements with non-affiliated recipients were approved by Founders' Director of Investments and Legal Department.

Recipient	**Frequency/Lag Time**

The following recipients provide portfolio analytics to be used in Founders' internal applications or for release to financial intermediaries:

Bloomberg L.P.	daily/none
FactSet Research Systems Inc.	daily/none
Thomson Financial Inc.	
Baseline product	daily/none
Vestek product	monthly/one day

The following recipient provides portfolio pricing services to the Funds:

Interactive Data Corporation	daily/none

The following recipient provides proxy voting services to the Funds:

Institutional Shareholder Services Inc.	monthly/none

The following recipient provides trade and execution analytics to Founders:

ITG Inc.	monthly/one day

The following recipient is a mutual fund evaluation service:

Lipper Inc.	monthly/one day

The following recipient provides custodial services to the Funds:

Mellon Bank, N.A.*	daily/none

The following recipient provides regulatory reporting services to the Funds:

Mellon Financial Corporation*	monthly/10 days

The following recipient provides personal trading compliance services to Founders:

Epstein & Associates, Inc.	
StarCompliance product	hourly during the business day/none

Dual-employees of the following recipient and Founders provide portfolio management and trading services to the Funds:

The Boston Company Asset Management, LLC*	daily/none

The following recipient posts the portfolio holdings for each of the Funds, except Government Securities and Money Market Funds, on its website:

The Dreyfus Corporation*	monthly/10 days

* These entities are affiliated with Founders and are subject to the Funds' policies and procedures regarding selective disclosure of the Funds' portfolio holdings.

Proxy Voting

    The Board of Directors of the Company has delegated to Founders the authority to vote proxies of companies held in the Funds' portfolios. Founders, through its participation on Mellon's Proxy Policy Committee (the "MPPC"), applies Mellon's Proxy

Voting Policy, related procedures, and voting guidelines when voting proxies on behalf of the Funds.

Founders recognizes that an investment adviser is a fiduciary that owes its clients, including funds it manages, a duty of utmost good faith and full and fair disclosure of all material facts. An investment adviser's duty of loyalty requires an adviser to vote proxies in a manner consistent with the best interest of its clients and precludes the adviser from subrogating the clients' interests to its own. In addition, an investment adviser voting proxies on behalf of a fund must do so in a manner consistent with the best interests of the fund and its shareholders. Founders seeks to avoid material conflicts of interest by participating in the MPPC, which applies detailed, pre-determined written proxy voting guidelines (the "Voting Guidelines") in an objective and consistent manner across client accounts, based on internal and external research and recommendations provided by a third party vendor, and without consideration of any client relationship factors. Further, the MPPC engages a third party as an independent fiduciary to vote all proxies of funds managed by Mellon Financial or its affiliates (including the Dreyfus Founders Funds), and may engage an independent fiduciary to vote proxies of other issuers at its discretion.

All proxies received by the Funds are reviewed, categorized, analyzed and voted in accordance with the Voting Guidelines. The guidelines are reviewed periodically and updated as necessary to reflect new issues and any changes in Mellon Financial's or Founders' policies on specific issues. Items that can be categorized under the Voting Guidelines are voted in accordance with any applicable guidelines or referred to the MPPC, if the applicable guidelines so require. Proposals that cannot be categorized under the Voting Guidelines are referred to the MPPC for discussion and vote. Additionally, the MPPC may review proposals where it has identified a particular company, industry or issue for special scrutiny. With regard to voting proxies of foreign companies, Founders weighs the cost of voting and potential inability to sell the securities (which may occur during the voting process) against the benefit of voting the proxies to determine whether or not to vote.

When evaluating proposals, the MPPC recognizes that the management of a publicly held company may need protection from the market's frequent focus on short-term considerations, so as to be able to concentrate on such long-term goals as productivity and development of competitive products and services. In addition, the MPPC generally supports proposals designed to provide management with short-term insulation from outside influences so as to enable them to bargain effectively with potential suitors to the extent such proposals are discrete and not bundled with other proposals. The MPPC believes that a shareholder's role in the governance of a publicly-held company is generally limited to monitoring the performance of the company and its management and voting on matters which properly come to a shareholder vote. However, the MPPC generally opposes proposals designed to insulate an issuer's management unnecessarily from the wishes of a majority of shareholders. Accordingly, the MPPC generally votes in accordance with management on issues that the MPPC

believes neither unduly limit the rights and privileges of shareholders nor adversely affect the value of the investment.

On questions of social responsibility where economic performance does not appear to be an issue, the MPPC attempts to ensure that management reasonably responds to the social issues. Responsiveness will be measured by management's efforts to address the particular social issue including, where appropriate, assessment of the implications of the proposal to the ongoing operations of the company. The MPPC will pay particular attention to repeat issues where management has failed in its commitment in the intervening period to take actions on issues.

In evaluating proposals regarding incentive plans and restricted stock plans, the MPPC typically employs a shareholder value transfer model. This model seeks to assess the amount of shareholder equity flowing out of the company to executives as options are exercised. After determining the cost of the plan, the MPPC evaluates whether the cost is reasonable based on a number of factors, including industry classification and historical performance information. The MPPC generally votes against proposals that permit the repricing or replacement of stock options without shareholder approval or that are silent on repricing and the company has a history of repricing stock options.

Information regarding how the Funds voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available (1) through the Funds' websites at www.dreyfus.com (except for the Government Securities and Money Market Funds) and at www.founders.com; and   (2) on the SEC's website at www.sec.gov.   Since the Government Securities and Money Market Funds normally invest exclusively in non-voting debt securities, they generally will not have proxy votes to report.

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP, 1670 Broadway, Suite 1000, Denver, Colorado, 80202, is the independent registered public accounting firm for the Funds. The firm is responsible for auditing the financial statements of each Fund and meeting with the Audit Committee and Investment Integrity Committee of the Board of Directors.

Registration Statement

A Registration Statement (Form N-1A) under the 1933 Act has been filed with the SEC, Washington, D.C., with respect to the securities to which this SAI relates. If further information is desired with respect to the Company or such securities, reference should be made to the Registration Statement and the exhibits filed as a part thereof.

APPENDIX

Ratings of Long-Term Obligations

The following are nationally recognized statistical rating organizations ("NRSROs"): Fitch Ratings ("Fitch"), Moody's Investors Service, Inc. ("Moody's"), Standard & Poor's Ratings Services ("S&P"), and Dominion Bond Rating Service Limited ("DBRS").

Guidelines for Moody's and S&P ratings are described below. For DBRS, ratings correspond exactly to S&P's format from AAA through D. For Fitch, ratings correspond exactly to S&P's format from AAA through CCC. Because the Funds cannot purchase securities rated below B, ratings from Fitch and DBRS can be compared directly to the S&P ratings scale to determine the suitability of a particular investment for a given Fund. A security must be rated in the appropriate category by one or more of these agencies to be considered a suitable investment.

The four highest long-term ratings of Moody's and S&P are Aaa, Aa, A and Baa and AAA, AA, A and BBB, respectively.

Moody's. Moody's long-term obligation ratings are opinions of the relative credit risk of fixed-income obligations with an original maturity of one year or more. They address the possibility that a financial obligation will not be honored as promised. Such ratings reflect both the likelihood of default and any financial loss suffered in the event of default. The following are Moody's long-term credit rating definitions for its six highest ratings:

Aaa -- Obligations rated Aaa are judged to be of the highest quality, with minimal credit risk

Aa -- Obligations rated Aa are judged to be of high quality and are subject to very low credit risk.

A -- Obligations rated A are considered as upper-medium grade and are subject to low credit risk.

Baa -- Obligations rated Baa are considered medium-grade and as such may possess certain speculative characteristics.

Ba -- Obligations rated Ba are judged to have speculative elements and are subject to substantial credit risk.

B -- Obligations rated B are considered speculative and are subject to high credit risk.

Note: Moody's appends the numerical modifiers 1, 2 and 3 to each rating classification. The modifier 1 indicates that the obligation ranks in the higher end of its rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that rating category.

Standard & Poor's. Issue credit ratings are based in varying degrees, on the following considerations: (1) likelihood of payment; (2) nature of and provisions of the obligation; and (3) protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights. The issue ratings definitions are expressed in terms of default risk. As such, they pertain to senior obligations of an entity. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. The following are S&P's long-term credit rating definitions for its six highest ratings:

AAA -- An obligation rated AAA has the highest rating assigned by S&P. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

AA -- An obligation rated AA differs from the highest-rated obligations only in a small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

A -- An obligation rated A is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

BBB -- An obligation rated BBB exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

BB -- An obligation rated BB is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions, which would lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

B -- An obligation rated B is more vulnerable to nonpayment than obligations rated BB, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

Note: The ratings may be modified by the addition of a plus or minus sign to show relative standing within the rating categories.

Ratings of Short-Term Obligations

The same nationally recognized statistical rating organizations (NRSROs) are used for short-term obligations as for long-term obligations: Fitch, Moody's, S&P, and DBRS. The ratings that would constitute the highest short-term rating category are F1 (Fitch), P-1 (Moody's), A-1 or A-1+ (S&P), and R-1 (DBRS).

Moody's.   Moody's short-term ratings are opinions of the ability of issuers to honor short-term financial obligations. Ratings may be assigned to issuers, short-term programs or to individual short-term debt instruments. Such obligations generally have an original maturity not exceeding thirteen months, unless explicitly noted. The following are Moody's short-term credit rating definitions for its three highest ratings:

P-1 – Issuers (or supporting institutions) rated Prime-1 have a superior ability to repay short-term debt obligations.

P-2 – Issuers (or supporting institutions) rated Prime-2 have a strong ability to repay short-term debt obligations.

P-3 – Issuers (or supporting institutions) rated Prime-3 have an acceptable ability to repay short-term obligations.

Standard & Poor's.   The following are S&P's short-term credit rating definitions for its three highest ratings:

A-1 -- A short-term obligation rated A-1 is rated in the highest category by S&P. The obligor's capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor's capacity to meet its financial commitment on these obligations is extremely strong.

A-2 -- A short-term obligation rated A-2 is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories.   However, the obligor's capacity to meet its financial commitment on the obligations is satisfactory.

A-3 -- A short-term obligation rated A-3 exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.